                                                       Registration No. 333-____
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004

                                ----------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                    SVT INC.
        -----------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                DELAWARE                              84-1167603
           ------------------                         -----------
     (State or other jurisdiction                   (I.R.S. Employer
   of incorporation or organization)               Identification No.)

         59 JOHN STREET, 3RD FLOOR                     MICHAEL BELL
         NEW YORK, NEW YORK 10038                CHIEF FINANCIAL OFFICER
             (212) 571-6904                             SVT INC.
   ----------------------------------           59 JOHN STREET, 3RD FLOOR
     (Address, including zip code,              NEW YORK, NEW YORK 10038
    and telephone number, including                  (212) 571-6904
       area code, of registrant's         --------------------------------------
      principal executive offices)       (Name, address, including zip code, and
                                            telephone number, including area
                                               code, of agent for service)

                                    COPY TO:
                             STEPHEN V. BURGER, ESQ.
                            CARTER, LEDYARD & MILBURN
                                  2 WALL STREET
                            NEW YORK, NEW YORK 10005
                                 (212) 732-3200

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

         IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933, CHECK THE FOLLOWING BOX. |X|

         IF THE REGISTRANT ELECTS TO DELIVER ITS LATEST ANNUAL REPORT TO SECURITY HOLDERS, OR A COMPLETE AND LEGAL FACSIMILE THEREOF, PURSUANT TO ITEM 11(A)(1) OF THIS FORM, CHECK THE FOLLOWING BOX. |_|

         IF THIS FORM IS FILED TO REGISTER ADDITIONAL SECURITIES FOR AN OFFERING PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. |_|

         IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(C) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. |_|

         IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(D) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. |_|

         IF DELIVERY OF THE PROSPECTUS IS EXPECTED TO BE MADE PURSUANT TO RULE 434, PLEASE CHECK THE FOLLOWING BOX. |_|

                         CALCULATION OF REGISTRATION FEE

===================================================================================================================================
              TITLE OF EACH                                             PROPOSED                PROPOSED
                 CLASS OF                                                MAXIMUM            MAXIMUM AGGREGATE        AMOUNT OF
              SECURITIES TO                     AMOUNT TO BE         OFFERING PRICE          OFFERING PRICE         REGISTRATION
              BE REGISTERED                      REGISTERED             PER UNIT                                        FEE
------------------------------------------- --------------------- ---------------------- ------------------------ -----------------
Common Stock, par value
   $.001 per share ...................           39,958,707 shs.        $4.675(1)            $186,806,955(1)          $17,187.00
Common Stock, par value
   $.001 per share....................              180,000 shs.        $2.625(2)                 472,500(2)               44.00
                                                 ----------                                       -------         --------------
Totals................................           40,138,707 shs.           --                $187,279,455             $17,231.00

===================================================================================================================================

------------

(1) Calculated pursuant to Rule 457(c) under the Securities Act of 1933 on the basis of the average of the bid and asked prices ($4.60 and $4.75) of a share of common stock in the over-the-counter market on April 29, 2002.

(2) Calculated pursuant to Rule 457(h) under the Securities Act of 1933 on the basis of the exercise price of the options to purchase these 180,000 shares.

                                 ---------------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

                              SUBJECT TO COMPLETION
                    PRELIMINARY PROSPECTUS DATED MAY 1, 2002

                                    SVT INC.

                       40,138,707 SHARES OF COMMON STOCK,
                            PAR VALUE $.001 PER SHARE


[sidebar]
The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
[end sidebar]

         This prospectus relates to (1) offers and sales from time to time, by the selling stockholders named in this prospectus, of up to 39,958,707 shares of the common stock of SVT Inc., and (2) offers by SVT to sell up to 180,000 shares of its common stock upon exercise of options SVT granted to six former members of its board of directors. SVT will receive no part of the proceeds from the sale of the shares by the selling stockholders.

         The SVT common stock trades in the over-the-counter market under the symbol "SVTV." On April 29, 2002, the high and low bid quotations for a share of common stock were $4.75 and $4.60.

         The selling stockholders have informed SVT that they may sell the shares from time to time in ordinary brokers' transactions at then current market prices or in other transactions at negotiated prices. The selling stockholders may effect these transactions through or with brokers or dealers who may receive compensation in the form of commissions or discounts.

         The principal executive offices of SVT are located at 59 John Street, 3rd Floor, New York, New York 10038, telephone (212) 571-6904.

         INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT WE DESCRIBE IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 7 OF THIS PROSPECTUS.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the common stock being offered by this prospectus, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                  THE DATE OF THIS PROSPECTUS IS MAY __, 2002.

                                TABLE OF CONTENTS

                                                                       PAGE
                                                                        NO.

Prospectus Summary......................................................3
Risk Factors............................................................7
   Risk Factors Relating to SVT's Business..............................7
   Other Risk Factors..................................................18
Forward-Looking Statements.............................................20
Use of Proceeds........................................................21
Market Prices of SVT Common Stock and Dividends........................21
The Selling Stockholders...............................................22
   Transfer Restrictions...............................................25
Plan of Distribution...................................................29
The Options............................................................31
   Method of Exercising an Option......................................31
   Conditions of the Options...........................................32
   Capital Changes.....................................................32
   No Rights as a Stockholder..........................................32
   Federal Income Tax Considerations...................................32
Description of SVT Common Stock........................................33
Legal Matters..........................................................34
Experts................................................................34
Where You Can Find More Information....................................34
Annex A   -       Annual Report on Form10-K of SVT Inc.
                  for the fiscal year ended December 31, 2001

                               PROSPECTUS SUMMARY

                                    SVT INC.

HISTORICAL BACKGROUND

         SVT Inc., known until February 1998, as SweetWater, Inc., and thereafter until February 1, 2002, as SWWT, Inc. was incorporated in Colorado in March 1991 and re-incorporated in Delaware in September 1993.

         Prior to February 1998, SVT (under the name SweetWater, Inc.) was engaged in the manufacture and sale of portable water filtration and purification devices. On February 6, 1998, SweetWater sold substantially all of its assets to Cascade Designs, Inc., a Washington corporation, for $1,633,425 in cash. SweetWater (renamed SWWT, Inc.) had no further operating business, and reduced its management and administrative staff to one part-time employee. After completing this sale, SWWT pursued potential business combination transactions.

         On April 14, 2000, SWWT and its wholly-owned subsidiary, ENWC Acquisition, Inc. entered into a merger agreement with E-Newco, Inc. ("E-Newco"). Under the terms of this agreement, SWWT issued 757,778 shares of its series B convertible preferred stock to the stockholders of E-Newco in exchange for their shares of E-Newco common stock. On August 24, 2000, E-Newco merged with ENWC Acquisition Inc. and became a wholly-owned subsidiary of SWWT. The series B preferred stock was automatically convertible into an aggregate of 75,777,162 shares of SWWT's common stock upon the receipt by SWWT of additional equity financing of at least $15 million. The holders of the series B preferred stock voted with the holders of SWWT's common stock on an as-converted basis and possessed approximately 95.5% of the outstanding voting power of SWWT's stockholders.

         Upon consummation of the transactions contemplated by the E-Newco merger agreement, including payment of a one-time cash dividend to its pre-merger stockholders in the aggregate amount of $740,635, SWWT's only significant asset was cash and cash equivalents of approximately $2.5 million.

         During 2000, SWWT purchased certain exchangeable promissory notes and warrants of SchoolNet, Inc., an application service provider to school districts, for $500,000. In addition, during 2000 SWWT made a $1,000,000 advance to DigaFuel, Inc., an e-commerce solutions provider, in anticipation of making an investment in DigaFuel. DigaFuel subsequently repaid $565,000 of SWWT's advance in December 2000. In the fourth quarter of 2000, SWWT reduced the carrying value of the SchoolNet investment by $250,000 due to impairment in value resulting primarily from changing market conditions of companies in SchoolNet's industry sector. Also, SWWT wrote off the remaining $435,000 balance of the DigaFuel advance in the fourth quarter of 2000 as a result of SWWT's assessment of DigaFuel's limited prospects for long term liquidity and the current difficulty encountered by early stage companies in raising additional equity financing.

     SWWT (renamed SVT Inc.) has now resumed active business operations as a result of a series of interrelated transactions which resulted in the combination, effective February 1, 2002 (the "Combination"), of SWWT and SanVision Technology Inc. ("SanVision"). These transactions consisted of

o the merger of E-Newco, Inc. with and into SanVision (the "Merger"). At the effective time of the Merger, (1) the separate corporate existence of E-Newco ceased, (2) SanVision remained as the surviving corporation in the Merger and became a wholly-owned subsidiary of SWWT, and (3) each share of SanVision common stock was converted into a right to receive 0.99228 of a share of SWWT's common stock (with the aggregate number of shares of common stock issued to any one person rounded up to the nearest whole number). The terms of the Merger were provided for in detail in the Second Amended and Restated Agreement and Plan of Merger dated as of December 18, 2001, by and among SanVision, SWWT and E-Newco (the "Merger Agreement"), which is incorporated by reference as an exhibit to this Form 10-K.

o amendments to the SWWT's certificate of incorporation to (1) effect immediately before the Merger a 1-for-2 reverse split of its common stock outstanding before the Merger (the "Reverse Split"), (2) change SWWT's name to SVT Inc., and (3) reduce the total number of shares of capital stock which it has the authority to issue, from 800,000,000 shares consisting of 750,000,000 shares of common stock and 50,000,000 shares of preferred stock, to 120,000,000 shares consisting of 100,000,000 shares of common stock and 20,000,000 shares of preferred stock.

o amendments to the certificate of designations of the series B preferred stock to, among other things, (1) effect immediately before the Merger and the 1-for-2 Reverse Split a change in the conversion ratio of the series B preferred stock into common stock from approximately 1-to-100 to approximately 1-to-10, and (2) provide for the automatic conversion of the series B preferred stock into common stock immediately before the Merger. Each share of series B preferred stock, after giving effect to the Reverse Split and the change in the conversion ratio, was converted into approximately five shares of common stock immediately before the Merger.

     In the Combination, taking into account the Merger, the Reverse Split, the change in the series B conversion ratio and other transactions contemplated in the Merger Agreement, 36,071,064 shares of SanVision common stock outstanding before the Merger were converted into 35,792,599 shares of SVT common stock, which shares represent approximately 87.5% of the sum of the 40,725,826 outstanding shares of common stock after the merger and the 180,000 shares issuable upon exercise of outstanding Company stock options. See Item 11 of this report.

     On March 13, 2002, SanVision was merged into SVT and ceased to exist as a subsidiary of SVT.

BUSINESS OF SVT

         Until the Combination with SanVision, SWWT was not conducting any operations and had only one part-time employee. Since the Combination, SWWT (renamed SVT Inc.) has owned SanVision and operated its business. As a result, the following is a description of SanVision's business prior to and since the Combination. As used below in this Item 1 only, "SVT" therefore will refer to SanVision prior to the Combination, and to SVT combined with SanVision after the Combination.

         SVT provides Information Technology ("IT") related professional services to businesses. These services enable its clients to combine the scope and efficiencies of the new web-based technologies with their existing business processes, such as managing procurement, selling products and services, providing customer service, conducting supplier transactions and communicating with their employees over the web. SVT offers a broad range of IT services to its clients who desire to outsource any such services or retain outside consultants to supplement their in-house IT initiatives. SVT's application development services include all facets of IT solutions, from writing custom codes for new applications to web enabling existing applications to seamless systems integration. SVT also provides post-production managed services for maintenance of its clients' applications and systems infrastructure, including databases, networks and operating systems administration to help maintain, monitor, support and upgrade complex and high performance systems and applications 24 hours a day, 7 days a week. Currently, SVT focuses on marketing its IT solutions and managed services primarily to large companies in industries that have historically devoted relatively large percentages of their overall operating budgets to information technology, such as the financial services, insurance, media and telecommunications. We believe that SVT offers a number of benefits and differentiated services to its clients, which enables SVT to capitalize on the rapid growth in the IT services industry. In all of SVT client engagements, it applies its methodology and quality assurance process to deliver these services, so as to maintain a high level of quality demanded by major corporations and global institutions that use its services, at a reasonable cost.

         SVT began operation of its current lines of business in October 1997. It currently has approximately 125 employees and approximately 40 independent contractors in the U.S. In addition, there are approximately 20 employees in India as well as five trainees in North America.

         SVT's principal executive offices are located at 59 John Street, 3rd Floor, New York, New York 10038, and its telephone number is (212) 571-6904.

         Further information about SVT's business and its management may be obtained from its Annual Report on Form 10-K for the fiscal year ended December 31, 2001, a copy of which is attached to this prospectus as Annex A.

                                               THE OFFERINGS

Selling Stockholders...................................      The selling stockholders named in this prospectus may
                                                             sell from time to time up to 39,958,707 shares of SVT
                                                             common stock.  SVT agreed to register the sale of these
                                                             shares under Securities Act of 1933 in connection with
                                                             the Combination.  However, the stockholders have
                                                             entered into agreements with SVT in which they agreed
                                                             not to sell or otherwise transfer their shares of SVT
                                                             common stock until a "qualified public offering" of SVT
                                                             common stock occurs, or until otherwise specifically
                                                             permitted in the agreements.

The Director Options...................................      Each of six former directors of SVT holds an option to
                                                             purchase 30,000 shares of SVT common stock at a price
                                                             of $2.625 per share.

Use of proceeds........................................      SVT not receive any of the proceeds from the sale of
                                                             shares in this offering by the selling stockholders. We
                                                             intend to use the net proceeds from the sale of the
                                                             180,000 shares issued upon exercise of the six director
                                                             options for SVT's general corporate purposes, which may
                                                             include repayment of debt, capital expenditures,
                                                             acquisitions, repurchases of SVT's common stock, and
                                                             working capital.

Trading symbol.........................................      SVTV

Risk factors...........................................      See "Risk Factors" and other information included in
                                                             this prospectus for a discussion of factors you should
                                                             carefully consider before deciding to invest in the
                                                             common stock

Transfer Agent and Registrar...........................      Computershare Investor Service

                                  RISK FACTORS

         You should carefully consider the risks described below and the other information included in this prospectus. If any of these risks actually occur, SVT's business, results of operations and financial condition could be materially adversely affected, the trading prices of SVT's common stock could decline, and you could lose all or part of your investment. See also "Forward-Looking Statements."

                     RISK FACTORS RELATING TO SVT'S BUSINESS

IF SVT LOSES ANY OF ITS LARGER CLIENTS OR IF THEY SIGNIFICANTLY REDUCE THE AMOUNT OF WORK THEY GIVE TO SVT, ITS REVENUES AND OPERATING INCOME WOULD BE MATERIALLY ADVERSELY AFFECTED.

         SVT currently has a limited number of clients with high concentration among its top five clients. During the year ended December 31, 2001, our top five clients were AIG, CSC, CableVision, World Wrestling Federation and Salomon Smith Barney (Citigroup), accounting for approximately 38.22%, 25.47%, 5.23%, 4.55% and 4.49% of SVT's revenues, respectively, or approximately 77.96% in the aggregate. We expect that a small number of clients will continue to account for a substantial portion of its revenue for the foreseeable future. As a result, if SVT were to lose one or more of its larger clients or have any of its largest clients significantly reduce their volume of business with SVT or cancel or defer any significant projects contracted with SVT, either because a project ends or because work is moved by the client either in-house or to one of SVT's competitors, SVT's business, results of operations and financial condition would be materially adversely affected.

SVT'S INABILITY TO RECRUIT AND/OR RETAIN HIGHLY QUALIFIED INFORMATION TECHNOLOGY PROFESSIONALS WOULD HINDER SVT'S ABILITY TO GROW AND SERVE ITS CLIENTS.

         There is global competition, particularly in the United States and India, for information technology professionals with the skills necessary to perform the services offered by SVT. This competition has resulted in rising labor costs. We believe that SVT will need to expand its information technology professional workforce, especially at the higher levels, including its number of executive consultants, project managers, and technical leads for its e-business and other services, if there is significant business growth in the future. SVT may not be able to hire and retain an adequate number of such highly qualified personnel, or be able to do so in a cost-effective manner. Any inability to hire and retain additional qualified personnel would impair its ability to bid for or obtain new projects and to continue to expand its business. In addition, we cannot assure you that SVT will be able to integrate and manage new information technology professionals effectively.

         Any increase in SVT's attrition rates, particularly with respect to executive consultants who are experienced project managers and software engineers, would adversely affect SVT's business, results of operations and financial condition. The competition among information technology companies means that such skilled personnel are frequently being recruited by other companies offering attractive compensation packages, especially by SVT's larger and better capitalized competitors. In addition, several of SVT's client contracts permit its clients to hire its information technology professionals as full time employees without penalty. SVT may not be successful in recruiting and retaining a sufficient number of information technology professionals with the requisite skills to replace those professionals who leave, and its former employees may compete with it in the future. Further, SVT may not be able to redeploy and retrain its professionals to keep pace with continuing changes in information technology, evolving standards and changing client preferences. SVT's failure to attract and retain skilled personnel to the extent required would have a material adverse effect on its business, results of operations and financial condition.

IF SVT'S CLIENTS OUTSOURCE PROJECTS OFF-SHORE, SVT MAY LOSE SIGNIFICANT NEW BUSINESS TO LARGER FOREIGN COMPETITORS.

         Industries in which SVT has focused its sales and marketing efforts, including financial services, insurance, media and telecommunications industries, have begun to outsource projects off-shore, most notably to India, and management of SVT believes that this trend will continue for a number of years due to the recent slowdown in the U.S. economy and resultant pressure on the IT services budgets. We plan to compete for off-shore business in the foreseeable future by strengthening SVT's development center in India, and/or acquiring other local development capacity in India through strategic alliances or acquisition of one or more Indian companies. However, SVT may not succeed in competing against much larger and well capitalized Indian companies like Infosys Technologies Ltd., Wipro Ltd., Satyam Computer Services Ltd., HCL Technologies Ltd. or Tata Consultancy Services Ltd., who already enjoy well established reputation for off-shore business with major U.S. companies. SVT, which is much smaller and a U.S. domiciled company, lacks such credibility, track record and reputation for off shore development in India and, therefore, SVT may potentially lose significant new application development business off-shore to major Indian competitors.

IF SVT IS UNABLE TO MANAGE ITS GROWTH, ITS BUSINESS WOULD BE DISRUPTED.

         Until 2001, SanVision experienced significant growth. Its revenues increased approximately 75% in 2000 as compared to 1999, 222% in 1999 as compared to 1998, and 238% in 1998 as compared to 1997. As SVT has so far grown without any significant expenditure on sales, marketing and administrative overhead, its growth has placed, and will continue to place, significant demands on its management and operational resources, particularly with respect to

o recruiting and retaining skilled technical, marketing and management personnel in an environment where there is global competition for highly skilled personnel,

o    managing a larger, more complex international organization,

o expanding its facilities and other infrastructure in a timely manner to accommodate a significantly larger workforce,

o maintaining high employee utilization rates, which is important to cover its fixed costs,

o    expanding its sales and marketing efforts,

o providing adequate training and supervision to maintain its high quality standards,

o strengthening its financial and management controls in a manner appropriate for a larger enterprise, and

o    preserving its culture, values and entrepreneurial environment.

         In order to manage its growth effectively, SVT must concurrently develop more sophisticated operational systems, procedures and controls. If it fails to develop these systems, procedures and controls on a timely basis, its business, results of operations and financial condition would be materially adversely affected.

SVT'S QUARTERLY OPERATING RESULTS ARE SUBJECT TO FLUCTUATIONS AND IF IT FAILS TO MEET THE EXPECTATIONS OF SECURITIES ANALYSTS OR INVESTORS IN ANY QUARTER, ITS SHARE PRICE COULD DECLINE SIGNIFICANTLY.

         SanVision's quarterly operating results historically fluctuated, and SVT's quarterly operating results may fluctuate significantly in the future. Accordingly, SVT's operating results in a particular period are difficult to predict and may not meet the expectations of securities analysts or investors. If this were to occur, the share price of SVT's common stock is likely to decline significantly. Factors that may cause its operating results to fluctuate include many of the other risk factors discussed elsewhere in this proxy statement, and also include

o the slowdown in the U.S. economy and its negative impact on the IT services budgets of SVT's current and potential clients that may delay, postpone or permanently cancel projects,

o    the impact of the World Trade Center destruction on SVT's client base,

o the number, size, scope, timing, duration and profitability of its projects due to the long and unpredictable sales cycle of its services,

o the fixed nature of a significant proportion of its operating expenses, particularly personnel and facilities,

o the effect of seasonal expenditures on information technology solutions by its clients,

o the effect of seasonal hiring and training patterns, employee utilization rates and the time required to train and productively engage new employees,

o    changes in its pricing policies or those of its competitors, and

o other unanticipated project terminations, delays or deferrals or client initiated reduction in pricing.

         Accordingly, we believe that quarter-to-quarter comparisons of SVT's results of operations are not necessarily meaningful. You should not rely on the results of any one quarter as an indication of SVT's future performance.

SVT GENERATES SIGNIFICANT ACCOUNTS RECEIVABLE WHICH COULD ADVERSELY AFFECT ITS BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION.

         SanVision has generated significant accounts receivable in connection with providing information technology services to its customers. Its accounts receivable increased from approximately $4.2 million on December 31, 1999 to approximately $7.2 million on December 31, 2000, then decreased to approximately $5.4 million on December 31, 2001, and then decreased further to 4.0 million on March 31, 2002. Its accounts receivable as a percentage of revenue were approximately 28%, 27% and 22% as of December 31, 1999, 2000 and 2001, respectively. As of March 31, 2002, accounts receivable that are past due and outstanding over 90 days were approximately 5.1% of the total accounts receivable. Although SVT sends monthly invoices and the payments are due within 30 days of receipt, several major customers of SVT often delay payments for 60 days or more. Delayed payments reduce our ability to borrow funds. Additionally, two major customers route all billing only through their national vendors, which introduces another element of credit risk and collection delay. Although SVT has not yet suffered any credit loss on account of these national vendors and there is no significant billing dispute with any of SVT's customers, if one or more of its major customers refused to, or were to become insolvent or otherwise unable to, pay for the services provided by SVT, its business, operating results and financial condition would be adversely affected.

SVT FACES INTENSE COMPETITION WHICH COULD CAUSE ITS REVENUE AND MARGINS TO
SUFFER.

         The market for SVT's information technology services is rapidly evolving and highly competitive. We expect that competition will continue to intensify and the pressure on margins will worsen due to significant reduction of IT budgets of the U.S. companies caused by the slow down of the economy. SVT faces stiff competition from both U.S. and foreign companies established in India and elsewhere from a number of competitors, many of them are significantly larger and better capitalized than SVT, including

o Major Indian information technology services companies, such as HCL Technologies, Infosys Technologies Ltd., Satyam Computer Services Limited, Tata Consultancy Services and Wipro Limited, all of whom have significant off-shore capabilities and are well established in the U.S.,

o U.S. information technology services companies with off-shore capabilities, such as Cognizant Technology Solutions Corp., Complete Business Solutions Inc. and iGate Capital Corporation,

o Internet professional services and systems integration firms, such as Cambridge Technology Partners Inc., Viant Inc., Scient Inc., Proxicom Inc. and Sapient Corp.,

o Large international accounting firms and their consulting affiliates, such as Accenture LLP, KPMG, Deloitte and Touche LLP and PricewaterhouseCoopers LLP,

o Outsourcing firms, such as Computer Sciences Corp., Electronic Data Systems Corp., International Business Machines Corp. and Perot Systems Corp., and

o    In-house information technology departments.

         Many of SVT's competitors have longer operating histories and client relationships, greater financial, technical, marketing and public relations resources, larger client bases and greater name recognition than it has. Some of these competitors currently provide a broader range of services than it provides. SVT's failure to compete effectively would have a material adverse effect on its business, results of operations and financial condition.

THE BARRIERS TO ENTER SVT'S BUSINESS ARE LOW AND NEW COMPETITORS COULD CAUSE ITS REVENUE AND MARGINS TO DECLINE.

         There are relatively low barriers to entry into SVT's business. SVT does not own any technologies that preclude or inhibit competitors from entering its markets. Further, many U.S. companies have already established off-shore locations in India, either independently or through joint ventures with Indian companies. Therefore, in addition to local U.S. competitors, there are no significant barriers to preclude or inhibit Indian companies from expanding their off-shore technology professional service operations to U.S. customers, or other foreign companies from establishing similar operations in the U.S. competing with SVT. SVT's competitors may independently develop and patent or copyright technologies, methodology or processes that are superior or substantially similar to SVT's technologies. The costs to develop and provide information technology professional services are relative low. Therefore, we expect that STV will continue to face additional competition from new entrants into its markets, which could materially adversely affect its business.

IF SVT CANNOT KEEP PACE WITH RAPIDLY CHANGING TECHNOLOGY, INDUSTRY STANDARDS AND CLIENT PREFERENCES, IT WILL LOSE BUSINESS.

         SVT's market and the enabling technologies used by its clients are characterized by rapid technological change. Failure to respond successfully to these technological developments, or to respond in a timely or cost-effective way, will result in serious harm to its business and operating results. SVT's success will depend, in part, on its ability to offer services that keep pace with continuing changes in technology, evolving industry standards and changing client preferences. In addition, it must hire, train and retain technologically knowledgeable professionals so they can fulfill the increasingly sophisticated and changing needs of its clients. Most of SVT's revenue is currently derived from services based on the "new" distributed technology architecture that often uses Internet based networks, where the U.S. computing environment has migrated from the "old" technology based mainframe systems. There has been debate in the marketplace regarding the future trends of technology and architecture, which are impossible to predict. If SVT does not keep pace with the changing technologies and standards in terms of employee skill base and marketing efforts, its business, results of operation and financial condition would be materially adversely affected.

SVT'S E-BUSINESS APPLICATION DEVELOPMENT SERVICES REQUIRE SKILLS AND STRATEGIES DIFFERENT FROM ITS MANAGED SERVICES BUSINESS, AND IF SVT FAILS TO ACQUIRE AND DEVELOP THESE SKILLS, SVT WOULD LOSE OPPORTUNITIES TO GROW ITS BUSINESS.

         Many e-business projects, particularly Internet projects as opposed to intranet projects, require skills including understanding and building software architecture to automate business processes and to make a client's website user-friendly and attractive. Many of these skills are different from the skills SVT has developed in connection with its business of furnishing managed systems administration services. Also, SVT's e-business projects require it to interact with a broad set of decision makers, including marketing and consulting departments, within its clients. Historically, SanVision and SVT have mostly dealt with information technology departments. SVT's lack of relationships with these new decision makers may adversely affect its ability to develop e-business projects. If SVT is unable to further develop or acquire these skills or establish its relationships on a timely basis, its e-business services may not be successful and its business, results of operations and financial condition would be adversely affected. Also, if the U.S. demand for e-business services declines further, SVT may lose opportunities to grow the application development business profitably since it does not enjoy the same reputation and brand name recognition as some of its larger competitors.

IF THE INTERNET DOES NOT CONTINUE TO DEVELOP, SVT'S BUSINESS WOULD BE ADVERSELY AFFECTED BECAUSE IT INTENDS TO EXPAND ITS E-BUSINESS AND E-CRM SERVICES.

         Business technology is still developing and changing rapidly and the competition for e-business projects has grown much more intensive due to increase in the number of providers of such services, coupled with the recent slow down of the demand for such services. The resulting competition has put enormous pressure on the gross margin derived from such business.

         SVT's future success is dependent upon continued growth in the use of the Internet based networks. The adoption of the Internet for commerce and communications, particularly by those individuals and companies that have historically relied upon alternative means of commerce and communication, generally requires the understanding and acceptance of a new way of conducting business and exchanging information. In particular, companies that have already invested substantial resources in other means of conducting commerce and exchanging information may be particularly reluctant or slow to adopt a new, Internet-based strategy that may make some of their existing personnel and infrastructure obsolete. To the extent that businesses do not consider the Internet a viable commercial medium, SVT's client base for Internet related work may not grow. Also, although SVT currently focuses on business-to-business (B2B) systems, its business may be indirectly impacted if the number of individual users on the Internet does not increase or if commerce over the Internet does not become more accepted and widespread. The use and acceptance of the Internet may not increase for a number of reasons, including

o    actual or perceived lack of security of information,

o    high cost or lack of availability of access,

o    congestion of traffic or other usage delays on the Internet,

o inconsistent quality of service or the lack of availability of cost-effective, high-speed service,

o    governmental regulation,

o    uncertainty regarding intellectual property ownership, and

o    possible power outages or other damage to the Internet.

         Published reports have also indicated that capacity constraints caused by growth in the use of the Internet may impede further development of the Internet to the extent that users experience delays, transmission errors and other difficulties. If the necessary infrastructure, products, services or facilities are not developed, or if the Internet does not become a viable and widespread commercial medium, SVT's business, results of operations and financial condition would be materially adversely affected.

SVT'S REVENUES ARE DIFFICULT TO PREDICT AND CAN VARY SIGNIFICANTLY FROM QUARTER TO QUARTER, WHICH ADVERSELY AFFECTS ITS ABILITY TO MANAGE ITS BUSINESS IN ACCORDANCE WITH ITS OPERATING BUDGETS.

         SVT derives a portion of its revenue from fees for services generated on a project-by-project basis. These projects may vary in size, scope and duration. A single person may work for a few weeks on a project or over ten employees may work together on a project for two years. A client that accounts for a significant portion of SVT's revenue in a particular period may not account for a similar portion of its revenue in future periods. A client may or may not engage SVT for further services once a project is completed. In addition, as discussed below, clients may cancel contracts or defer projects at any time for a number of different reasons. As a result, some of SVT's revenues are not recurring from period to period, which makes them more difficult to predict.

SVT'S CLIENTS MAY TERMINATE PROJECTS BEFORE COMPLETION OR CHOOSE NOT TO RENEW CONTRACTS, WHICH COULD ADVERSELY AFFECT ITS RESULTS OF OPERATIONS.

         Any failure to meet a client's expectations could result in a cancellation or non-renewal of a contract. SVT's service contracts with clients are generally for six months or one year duration, but may be terminated by its clients with or without cause, with little or no advance notice and without penalty. Additionally, some of its contracts with clients typically contain clauses that permit the client to hire any SVT consultant in a permanent position on their own payroll, thus depriving SVT of the future revenue stream on that consultant. There are also a number of factors other than its performance which are not within SVT's control that could cause the client not to continue the project, or engage another vendor to take over the project. For example, SVT's clients may demand price reductions, change their outsourcing strategy by moving more work in-house or off-shore, or replace their existing software with packaged software supported by licensors, any of which would adversely affect SVT's business, results of operation and financial condition.

SVT'S MANAGED SERVICES OUTSOURCING BUSINESS OFFERING IS NOT AS COMPREHENSIVE AS THAT OF ITS MAJOR COMPETITORS, WHICH CAN LIMIT ITS GROWTH OPPORTUNITY IN THAT BUSINESS.

         Major outsourcing vendors, such as IBM, EDS, and CSC, offer comprehensive managed services to their clients, including providing, hosting or co-locating hardware like servers and routers etc. SVT is unable to do so as it is a very capital intensive proposition. SVT offers such services for potential clients through strategic partners like Globix Inc. who are set up to host and co-locate client hardware. This factor may limit the growth of SVT in this business.

A PORTION OF SVT'S BUSINESS IS SUBJECT TO FIXED-PRICE, FIXED-TIME FRAME CONTRACTS, WHICH COULD INCREASE IN THE FUTURE, OR PROVE TO BE UNPROFITABLE.

         For the year ended December 31, 2001, approximately 25% of SanVision's revenues were derived from contracts on a fixed-price, fixed time-frame basis, rather than on a time-and-materials basis. However, SVT may face an increase in the volume of fixed price contracts on projects in the future as increasing competition for information technology services may result in SVT's clients being able to demand that more of its services be provided on a fixed-price basis with the vendors absorbing the cost overrun risk. Although SVT is capable of using specified software engineering processes and its past project experience to manage and reduce the risks associated with estimating, planning and performing fixed-price projects, SVT bears the risk of cost overruns, completion delays and wage inflation in connection with these projects. SVT's business, results of operations and financial condition would suffer if, with respect to a fixed-price project, SVT fails to

o estimate accurately and conservatively the resources and time required or the future rates of wage inflation,

o manage client initiated changes in scope, time table or deliverables through the project, or

o    complete its contractual obligations within the time frame committed.

SVT DEPENDS ON SENIOR MANAGEMENT AND OTHER KEY PERSONNEL FOR ITS FUTURE SUCCESS AND IT HAS LIMITED PROTECTION IF THEY LEAVE.

         SVT's success depends significantly upon the contributions of members of its board of directors, key advisors, executive consultants, senior management and other key personnel, including Sanjay Sethi, its founder, CEO and majority shareholder, and Amit Sarkar, its Chief Operating Officer. The employment agreements SVT has with Messrs. Sethi and Sarkar do not restrict them from leaving SVT, or competing against SVT one year after their departures. The loss of such key persons could have a material adverse effect on SVT's business, results of operations and financial condition.

THE GLOBAL NATURE OF SVT'S OPERATIONS COULD STRAIN ITS MANAGEMENT RESOURCES.

         Although SVT currently derives substantially all its revenue from the New York metropolitan area and vicinity, it has a software development facility and training center in New Delhi and also recruits software engineers from India, Sri Lanka, Russia, Eastern Europe, Canada and Israel. In addition, SVT's business plan includes building substantial off-shore development capacity in India and marketing and selling its services all over the U.S. and Western Europe. This geographic dispersion would require significant management resources that SVT's more locally-based competitors do not need to devote to their operations, and the development of new infrastructure could have a material adverse effect on SVT's business, results of operations and financial condition.

         In addition, SVT's lack of experience with facilities outside the United States subjects it to further risk with regard to:

o foreign regulation, including restrictions against the repatriation of earnings, acquisitions, export requirements and restrictions, and multiple and possibly overlapping tax structures, and

o overseas facilities management, including difficulties relating to administering the business globally and managing foreign operations and currency exchange rate fluctuations.

         If SVT fails to manage its geographically dispersed organization, its business, results of operations and financial condition may be materially adversely affected.

SVT'S TECHNOLOGY MAY BE SUBJECT TO INFRINGEMENT CLAIMS BY THIRD PARTIES OR CLIENTS, WHICH COULD ADVERSELY AFFECT ITS BUSINESS AND RESULTS OF OPERATIONS.

         Substantial litigation regarding intellectual property rights exists in the software industry. SVT licenses software from, and develops software applications for, various third parties. Although we believe that SVT's services do not infringe upon the intellectual property rights of third parties, we cannot assure you that such a claim will not be asserted against it in the future by third parties from whom it has licensed software or by other third parties who allege misappropriation of their products and processes. We expect that the risk of infringement claims against SVT and its clients will increase if more of its competitors are able to obtain patents for software products and processes.

         Further, a portion of SVT's business involves the development of software for clients. Ownership of client-specific software is generally retained by the client. We cannot assure you that SVT's clients or assignees will not assert intellectual property claims against it and that disputes will not arise that will affect its ability to resell or reuse these applications. SVT typically indemnifies its clients against third party intellectual property claims for the services performed. Assertion of claims against SVT or its clients could result in litigation, and SVT may not prevail in the litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms. Any of these claims, regardless of their outcome, could harm SVT's reputation, damage its relationships with clients, result in substantial costs to SVT or divert management's attention from its operations and could adversely affect its business, results of operations and financial condition.

SVT DOES NOT INSURE AGAINST ALL POTENTIAL LOSSES AND COULD BE SERIOUSLY HARMED AND ITS REPUTATION DAMAGED BY UNEXPECTED LIABILITIES.

         Many of SVT's contracts involve projects that provide benefits to its clients' businesses that may be difficult to quantify. Any failure in a client's system could adversely affect SVT's reputation and result in a claim for substantial damages against SVT, regardless of its responsibility for such failure. Although SVT generally attempts to limit its contractual liability for damages arising from negligent acts, errors, mistakes or omissions in rendering its services, we cannot assure you that SVT will be able to do so in all cases or that any limitations of liability set forth in its service contracts will be enforceable in all instances, or will otherwise protect it from liability for damages. In addition, its failure to meet client expectations or to deliver error free services may result in adverse publicity for it and damage to its reputation.

         SVT maintains general liability insurance coverage, including coverage for errors or omissions. However, we cannot assure you that

          o SVT's insurance coverage will be available in sufficient amounts to cover one or more significant claims that are successfully asserted against it,

          o SVT's insurance coverage will continue to be available to it in the future on reasonable terms, including reasonable premium, deductible and co-insurance requirements, or

          o    SVT's insurer will not disclaim coverage as to any future claim.

         SVT's business, results of operations and financial condition would be materially adversely affected if any of these developments were to occur.

         IF THE DISRUPTION CAUSED IN NEW YORK CITY DOWNTOWN AREA BY THE TERRORIST ACTIVITY ON SEPTEMBER 11, 2001 AFFECTS SVT CLIENTS PERMANENTLY, OR IF SUCH ACTIVITIES RECUR, SVT'S BUSINESS MAY BE MATERIALLY ADVERSELY AFFECTED.

         Due to the September 11th tragedy, SanVision's offices in downtown Manhattan were inaccessible for about two weeks and the communication links were down for almost four weeks. Most of its consultants work on projects at client locations in downtown Manhattan. Business was disrupted, primarily at five clients who are located in the New York City downtown area and who accounted for a substantial part of SanVision's revenues in the year ended December 31, 2001. We estimate that SanVision's total financial loss from the tragedy was approximately $225,000. While one client formerly located in 7 World Trade Center has temporarily relocated to New Jersey, no loss of business is expected from this client as a result of the relocation, and none of SVT's other clients have advised SVT that they intend to relocate permanently from downtown Manhattan.

                               OTHER RISK FACTORS

POTENTIAL PUBLIC SALES OF A SIGNIFICANT NUMBER OF SHARES OF SVT COMMON STOCK COULD REDUCE THE MARKET PRICE OF SVT COMMON STOCK.

         The selling stockholders named in this prospectus own 39,958,707 shares of SVT common stock, or about 99% of the outstanding shares. They have agreed to certain restrictions on the sale or other transfer of their shares, which restrictions will expire on the earlier to occur of a "qualified public offering" or eighteen months following the effective date of the registration statement of which this prospectus is a part, or sooner with the approval of the SVT board of directors. See "The Selling Stockholder - Transfer Restrictions." After the expiration of these restrictions, the selling stockholders' shares will be eligible for resale in the public market without restriction. If they sell substantial amounts of their shares of SVT common stock in the public market, the market price of SVT's common stock could fall significantly.

A MAJORITY OF OUTSTANDING SHARES WILL BE HELD BY ONE INDIVIDUAL.

         Sanjay Sethi, founder of SanVision and Chief Executive Officer of SVT since the Combination, owns approximately 52.6% of the outstanding shares of SVT common stock. As a result, subject to certain limitations provided for in the stockholders agreement (see Item 10 of the attached Form 10-K under the caption "Stockholders Agreement"), he exercises significant influence over such matters as amendments to SVT's certificate of incorporation and fundamental corporate transactions such as mergers, asset sales and the sale of SVT. In addition, he is able to control all aspects of SVT's day-to-day business and the election of a majority of the members to the board of directors.

SVT'S CERTIFICATE OF INCORPORATION AND BYLAWS COULD MAKE IT DIFFICULT FOR A THIRD PARTY TO ACQUIRE SVT.

         Provisions in SVT's certificate of incorporation and bylaws could have the effect of delaying, deferring or preventing an acquisition of SVT. For example, SWWT's certificate of incorporation and bylaws provide for a board divided into three classes, each having a staggered three-year term. Also, certain amendments to SVT's certificate of incorporation, and amendments to its by-laws without the approval of the board of directors, require 80% approval by the SVT stockholders. These provisions could make it more difficult for a potential SVT acquiror to remove or replace SVT's management or to acquire SVT.

See "Description of SVT Common Stock."

SVT COMMON STOCK MAY CONTINUE NOT TO HAVE AN ACTIVE TRADING MARKET, SO THAT IT MAY BE DIFFICULT FOR YOU TO RESELL SHARES WHEN YOU WANT.

         SVT's common stock has been trading in the over-the-counter market since May 1997, but trading in the common stock has always been sporadic and in small volumes since SVT's initial public offering in January 1994. We cannot predict if or when an established and active public trading market will develop or be sustained.

NO DIVIDENDS WILL BE PAID IN THE FORESEEABLE FUTURE.

         We do not anticipate that SVT will pay cash dividends for the foreseeable future. We intend to reinvest any funds that might otherwise be available for the payment of dividends in the further development of SVT's business.

THE PRICE OF SVT'S SECURITIES MAY FLUCTUATE.

         The market price of SVT's shares is likely to be highly volatile as the stock market in general, and the market for technology companies in particular, have been highly volatile. Stockholders may have difficulty selling their SVT common stock following periods of volatility because of the market's adverse reaction to such volatility.

         Factors which could cause such volatility may include, among others:

          o the slowdown in the U.S. economy and its negative impact on information technology related industries in particular;

          o conditions or trends in information technology related industries;

          o changes in the market valuations of other information technology companies;

          o    actual or anticipated variations in quarterly operating results;

          o    announcements of technological innovations;

          o    capital commitments and expenditures;

          o    departures of key employees; and

          o announcements by SVT or its competitors of strategic alliances, joint ventures and significant acquisitions.

                           FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements with respect to the financial condition, results of operations and business of SVT Inc. You can find many of these statements by looking for words like "believes," "expects," "anticipates," "estimates" or similar expressions in this prospectus and in documents incorporated by reference in this prospectus.

         These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include those described in "Risk Factors" above as well as

          o a prolonged continuation or worsening of the recent economic slowdown and its impact on IT budgets,

          o    increasing competition,

          o SVT's inability to get fundings for any major geographic expansions or external growth,

          o    failure to expand across other industry verticals,

          o    loss of key personnel, and

          o loss of major existing clients or decrease of business volume with them.

         Because forward-looking statements are subject to risks and uncertainties, actual results of SVT may differ materially from those expressed or implied in this report. We caution you not to place undue reliance on these statements, which speak only as of the date of this report.

         All future written and oral forward-looking statements attributable to SVT or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. SVT does not undertake any obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                 USE OF PROCEEDS

         SVT will not receive any proceeds from the sale of shares by the selling stockholders. We estimate that the net proceeds from the sale of the shares issued upon exercise of the six director stock options will be approximately $470,000. We intend to use these net proceeds for SVT's general corporate purposes, which may include repayment of debt, capital expenditures, acquisitions, repurchases of SVT's common stock, and working capital. Pending these uses, the net proceeds may also be temporarily invested in short-term securities.

                 MARKET PRICES OF SVT COMMON STOCK AND DIVIDENDS

         Trading in the shares of SVT's common stock has been sporadic and in small volumes since its initial public offering in January 1994. The common stock traded in the over-the-counter market under the symbol "SWWT" from May 1997 until February 6, 2002, and since then has been trading under the symbol "SVTV." We cannot predict that an established public trading market will develop or be sustained. The following table sets forth, for the calendar quarters indicated, the range of high and low bid quotations for the common stock since January 1, 2000, as reported by dealers appearing as market makers on the OTC Bulletin Board. These quotations represent inter-dealer prices, without retail mark-up, mark-down or commissions and do not necessarily represent actual transactions. The dollar amounts in the table before February 1, 2002 have been adjusted to reflect the 1-for-2 Reverse Split effective on that date.

                                                               COMMON STOCK
                                                           ---------------------
       CALENDAR QUARTER                                      HIGH        LOW
       ----------------                                    ---------   ---------
       2000
       First quarter................................        $13.500      $1.563
       Second quarter...............................         13.750       4.750
       Third quarter................................          9.750       6.000
       Fourth quarter...............................          6.624       1.250

       2001
       First quarter ...............................          6.313       1.500
       Second quarter ..............................          5.100       2.750
       Third quarter................................          6.500       3.100
       Fourth quarter ..............................          7.100       2.900

       2002
       First quarter................................          6.700       4.000
       Second quarter (through
           April 29)................................          5.500       4.100

         The high and low bid prices for a share of common stock on April 29, 2002, were $4.75 and $4.60, respectively.

         In May 2000, in connection with the merger of the Company's subsidiary ENWC Acquisition, Inc. with and into E-Newco, Inc., the Company paid a one-time cash dividend to its pre-E-Newco merger stockholders aggregating $740,635. This dividend payment consisted of the cash on the Company's balance sheet immediately prior to the consummation of the E-Newco merger, less expenses related to the merger and the settlement of certain claims.

         We do not anticipate that SVT will pay dividends in the foreseeable future.

         As of April 29, 2002, there were 137 holders of record of common stock, as shown on the records of SVT's transfer agent.

                            THE SELLING STOCKHOLDERS

         The following table identifies the selling stockholders (the "Stockholders") and shows the number of shares of SVT common stock beneficially owned by each of them, all of which are being offered hereby. The selling stockholders have advised SVT that except for the shares shown below, they are not currently the direct or indirect owners of any shares of SVT common stock.

                                                         SVT COMMON STOCK(1)
                                                       -----------------------
                                                           NUMBER      % OF
NAME                                                     OF SHARES     CLASS
-------                                                  ---------     -----

Sanjay Sethi...................................         21,475,558      52.73%
Fundus Inc. (2)................................          4,090,583      10.04
CJM Associates, LLC (3)........................          3,067,937       7.53
MCG-SVT, LLC (4)...............................          2,863,408       7.03
JNA Holdings Ltd. (5)..........................          2,045,292       5.02
Raj Janarthanan................................          2,045,292       5.02
Gregory C. Mosher..............................            811,349       1.99
MSD Ventures, L.P. (6).........................            507,106       1.25
East River Ventures II, L.P. (7)...............            507,061       1.25
John A. Schneider..............................            507,061       1.25
Andrew K. Boszhardt, Jr........................            405,657       1.00
Huizinga Investments Limited Partners (8)......            380,322       0.93
Nassau Capital Partners, L.P. (9)..............            310,799       0.76

                                                         SVT COMMON STOCK(1)
                                                       -----------------------
                                                           NUMBER      % OF
NAME                                                     OF SHARES     CLASS
-------                                                  ---------     -----
Equities Holdings, LLC (7).....................            304,575       0.75
ERV Associates II, LLC (7).....................            204,529       0.50
Highgate Capital LLC (10)......................            170,472       0.42
VBM Equities, LLC..............................            152,124       0.37
Anthony Scaramucci.............................            101,410       0.25
Patrick E. Thomas..............................              6,471       0.02
NAS Partners I LLC ............................              1,701       --
Total..........................................         39,958,707      99.11%
                                                        ==========    ========
------------

(1) Unless otherwise indicated in the footnotes below, all shares are beneficially owned directly, with sole voting and dispositive power, by the persons named in this table.

(2) Raghu Rajalingham may be deemed to be the indirect beneficial owner of, and to have sole voting and dispositive power with respect to, the 4,090,583 shares of common stock held by Fundus Inc.

(3) Christine Schneider may be deemed to be the indirect beneficial owner of, and to have sole voting and dispositive power with respect to, the 3,067,937 shares of common stock held by CJM Associates, LLC.

(4) Vincent A. Wasik and Garrett Stonehouse may be deemed to be the indirect beneficial owners of, and to share with each other voting and dispositive power with respect to, the 2,863,408 shares of common stock held by MCG-SVT, LLC.

(5) Amit Sarkar and his wife Sheila Christopherson may be deemed to be the indirect beneficial owners of, and to share with each other voting and dispositive power with respect to, the 2,045,292 shares of common stock held by JNA Holdings Ltd. Ms. Christopherson may be deemed to control JNA Holdings Ltd. by virtue of her being an officer of JNA Holdings Ltd. and its sole shareholder. Mr. Sarkar disclaims any control of JNA Holdings Ltd. or beneficial ownership of the 2,045,292 shares of common stock held by JNA Holdings Ltd.

(6) DRT Capital, L.L.C. may be deemed to be the indirect beneficial owner of, and to have sole voting and dispositive power with respect to, the 507,106 shares of common stock held by MSD Ventures, L.P.

(7) Walter A. Carozza may be deemed to be the indirect beneficial owner of, and to have sole voting power with respect to, the 507,061 shares of common stock held by East River Ventures II, L.P. as well as the 204,529 shares of common stock held by ERV Associates II, LLC, and the 304,575 shares of common stock held by Equities Holdings, LLC.

(8) H. Wayne Huizenga may be deemed to be indirect beneficial owner of, and to have sole voting and dispositive power with respect to, the 380,322 shares of common stock held by Huizenga Investments Limited Partnership.

(9) Randall A. Hack may be deemed to be the indirect beneficial owner of, and to have sole voting and dispostive power with respect to, the 310,799 shares of common shares held by Nassau Capital Partners, L.P.

(10) Clarke H. Bailey may be deemed to the indirect beneficial owner of, and to have sole voting and dispositive power with respect to, the 170,472 shares of common stock held by Highgate Capital LLC.

         No selling stockholder or any affiliate of a selling stockholder has had any position, office or other material relationship with SVT or SanVision (other than as an investor), or with any of their respective affiliates, during the past three years, except that

          o Sanjay Sethi was the Founder, Chief Executive Officer and a director of SanVision, and since the Combination has been the Chief Executive Officer and a director of SVT,

          o Amit Sarkar was the Vice Chairman and Chief Financial Officer and a director of SanVision beginning in January 2000, and since the Combination has been the Chief Operating Officer and a director of SVT,

          o Raj Janarthanan was an executive officer of SanVision, and since the Combination has been an executive officer of SVT,

          o Walter A. Carozza (see note (7) to the table above) has been a director of SVT since April 2000 and was a Vice President of SVT from July 2001 until February 1, 2002,

          o Vincent A. Wasik has been a director of SVT since February 1, 2002,

          o    Anthony Scaramucci was a director of SVT until November 2001,

          o Patrick E. Thomas was the Chief Executive Officer, President and a director of SVT until April 2000, and

          o Randall A. Hack (see note (9) to the table above), and Clarke H. Bailey (see note (10) to the table above) were directors of SVT until April 2000.

TRANSFER RESTRICTIONS

         Each of the Stockholders - other than Nassau Capital Partners, L.P., Equities Holdings LLC, Highgate Capital LLC, Patrick E. Thomas and NAS Partners I LLC - are parties with SVT to a stockholders agreement, in which they agreed not to sell, transfer, pledge, encumber or otherwise dispose of any shares of SVT common stock, both shares included in the table above and shares acquired in the future, or any options or warrants to purchase SVT common stock, or any securities exchangeable for or exercisable or convertible into SVT common stock, except as permitted by the stockholders agreement. However, Sanjay Sethi may pledge or encumber any of his SVT securities. Also, if the transferee agrees to be bound by the provisions of the stockholders agreement, any Stockholder that is a natural person may transfer any SVT common stock by will or intestacy to any member of the Stockholder's family, or to a trust created for one or more members of the Stockholder's family, and any Stockholder that is a corporation or other entity may transfer SVT stock to its subsidiaries or parents, its directors, officers or employees, or any other Stockholder.

         If any Stockholder desires to dispose of any shares of SVT securities (but not more than 20% of the shares shown for such Stockholder in the table above), such Stockholder must first deliver to SVT and the other Stockholders a written notice (the "Offer") offering to sell such shares to the other Stockholders and specifying the price and terms upon which the Stockholder proposes to sell. The other Stockholders will have 20 days to accept the Offer, as they agree, or if they cannot agree, pro rata, by giving written notice of acceptance to the offering Stockholder and SVT. If the other Stockholders do not accept an Offer in full before the expiration of such 20-day period, SVT may accept the Offer as to those shares which the other Stockholders did not accept. If the Offer is accepted as to all the shares offered, then within 20 days after acceptance is complete, the accepting Stockholders, and SVT if applicable, will pay the purchase price to such offering Stockholder against delivery of certificates for the shares of Common Stock. If an Offer is not accepted in full by the Stockholders or SVT before the expiration of the applicable 20-day period, the offered shares may not be sold.

         These transfer restrictions will not apply to any transfer by any Stockholder to SVT, which transfers may be made without restriction. Any shares of SVT securities purchased by SVT may be reissued or sold by SVT only if:

          o    the board of directors of SVT has approved such reissue or sale,

          o any person who purchases SVT common stock agrees to be bound by the provisions of the stockholders agreement, and

          o any such reissue or sale is made in compliance with all federal and state securities laws in effect at the time.

         Tag-Along Rights

         If at any time any Stockholder or group of Stockholders proposes, in a single transaction or a series of related transactions, to transfer shares of SVT common stock, and/or securities exchangeable for or exercisable or convertible into SVT common stock, representing more than 30% of the SVT common stock outstanding on a fully diluted basis to any person or group (including SVT or any of its subsidiaries), no such selling Stockholder may effect such transfer unless, before it is consummated, the other Stockholders are afforded the opportunity to join in such transfer. Any such proposed transfer is a "Tag-Along Sale."

         No less than 20 days before any proposed Tag-Along Sale is consummated, the selling Stockholders must provide written notice of the Tag-Along Sale to each non-selling Stockholder and to SVT, which notice must specify the number of shares proposed to be acquired in the Tag-Along Sale, the consideration per share, the identities of the person or group that proposes to acquire SVT securities in such a transfer, and all other material terms and conditions of the Tag-Along Sale. The notice must also include a written offer from the proposed purchasers to each non-selling Stockholder to include a pro rata portion of his or its shares in the Tag-Along Sale, at the same price and on the same terms and conditions as the proposed purchaser's offer to the selling Stockholders. Each non-selling Stockholder will have 15 days from receipt of the notice in which to accept the purchaser's offer.

         Drag-Along Rights

         If any group of Stockholders owning in the aggregate at least 85% of the shares of SVT common stock then outstanding on a fully diluted basis (a "Selling Group") proposes to enter into a "Drag-Along Sale," the Selling Group will have the right to compel each of the other Stockholders to sell all, but not less than all, of their SVT securities on the same terms and for the same price as are being offered in such Drag-Along Sale.

         A "Drag-Along Sale" is

          o a proposed sale, transfer or other disposition, by way of a merger, consolidation or otherwise, in a single or related series of transactions, of 100% of SVT's outstanding common stock and any securities exchangeable for, or exercisable or convertible into, SVT common stock,

          o to a person or group who are not individually or collectively affiliates of SVT or any Stockholder, and

          o at an aggregate purchase price (net of transaction expenses and of liabilities of SVT and its subsidiaries required to be paid from the proceeds of such purchase price) that is not less than fair market value; however, if the members of the Selling Group own, in the aggregate, at least 85% of the SVT common stock at the time outstanding on a fully diluted basis, the proposed transaction will be deemed to have an aggregate purchase price not less than fair market value.

         The purchase from and sale by the Stockholders not in the Selling Group of their SVT securities must be consummated simultaneously with the consummation of the Drag-Along Sale, and must be on the same terms and for the same price as the Drag-Along Sale, and the Selling Group will give the other Stockholders at least 20 days written prior notice of the date of the Drag-Along Sale.

         Pre-emptive Rights

         If, at any time before a "Qualified Public Offering" is consummated, SVT proposes to sell or issue any "New Securities" to any person, then SVT must, at least 30 days prior to the proposed sale, give each Stockholder notice containing full particulars of the proposed sale, including the identity of the proposed beneficial and record owners of the New Securities and the purchase price per New Security.

         A "Qualified Public Offering" is

          o a firm underwritten offering or offerings of SVT common stock under one or more effective registration statements under the Securities Act of 1933 such that, after giving effect to the offering, (x) at least 10% of the number of shares of SVT common stock on a fully diluted basis has been publicly distributed and sold pursuant to such offerings, and (y) SVT receives aggregate cash proceeds from such offerings of at least $20,000,000 net of underwriter's discounts and other expenses, or

          o such other public offering or offerings of SVT common stock as shall be designated as a Qualified Public Offering by a majority of the SVT board of directors.

         In general, "New Securities" are any capital stock of SVT and any securities exchangeable for, or exercisable or convertible into, such capital stock, but does not include SVT common stock issued as a stock dividend or upon a stock split, or shares of SVT common stock issuable upon exercise of SWWT stock options or upon the conversion or exercise of preferred stock, warrants or options, or common stock issued in connection with a Qualified Public Offering, or in connection with an acquisition or merger transaction that has been approved by SVT's board of directors.

         In the notice, SVT must offer to each Stockholder, subject to consummation of the proposed sale, for 15 business days the opportunity to purchase from SVT, on the same terms and conditions as the proposed sale as specified in the notice, up to that number of the New Securities equal to (i) the quotient determined by dividing the number of shares of common stock held by such Stockholder (assuming full conversion, exercise and exchange of all SVT securities owned by it) by the number of shares of common stock outstanding on a fully diluted basis, multiplied by (ii) the number of New Securities to be sold or issued in the proposed sale.

         If any Stockholder accepts the offer to purchase any New Securities, the purchase price and material terms for the New Securities must be the same as applicable to the New Securities issued under the proposed sale.

         Termination

         The transfer restrictions described above will generally terminate on the first to occur of (1) a Qualified Public Offering, and (2) the date eighteen months following the effective date of the registration statement of which this prospectus is a part. However, with the approval of a majority of the Class A Directors, the Class B Director and the Class C Director, SVT may accelerate or extend the termination date of the transfer restrictions in the stockholders agreement, but the restrictions may in no event terminate earlier than September 30, 2002.

         Lock-Up Agreements

         Nassau Capital Partners, L.P., Equities Holdings LLC, and Highgate Capital LLC have entered into separate registration rights and lock-up agreements with SVT in which each of them agreed that it will not sell, transfer, pledge, encumber or otherwise dispose of any shares of SVT common stock listed for it in the table above, or any securities issued as a dividend or other distribution with respect to such shares of SVT common stock, or any securities issued in exchange for or in replacement of such shares, until the first to occur of (a) a Qualified Public Offering as defined above, (b) April 30, 2003, and (c) the termination date of the transfer restrictions in the stockholders agreement described above. However, any of these three stockholders may transfer SVT stock to its subsidiaries or parent, to its directors, officers or employees, or to any other stockholder of SVT.

                              PLAN OF DISTRIBUTION

         The selling stockholders and any of their permitted pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of SVT common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. SVT will receive no part of the proceeds from the sale of the shares by the selling stockholders. The selling stockholders may use any one or more of the following methods when selling shares:

          || ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

          || block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

          || purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

          || an exchange distribution or special offering in accordance with the rules of the applicable exchange;

          ||   privately negotiated transactions;

          ||   short sales;

          || sales by broker-dealers of a specified number of such shares at a stipulated price per share;

          ||   a combination of any such methods of sale; and

          ||   any other method permitted pursuant to applicable law.

         The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

         The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in securities of SVT or derivatives of SVT's securities and may sell or deliver shares in connection with these trades. The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. The selling stockholders have advised SVT that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares other than ordinary course brokerage arrangements, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

         Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

         The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         SVT is required to pay all fees and expenses incident to the registration of the shares, including reasonable fees and disbursements of one counsel to the selling stockholders in connection with the registration, but not the disposition, of the shares covered by this prospectus. SVT has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

         If any selling stockholder notifies SVT that he, she or it has entered into any material arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, SVT will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

          ||   the name of the participating broker-dealer(s);

          ||   the number of shares involved;

          ||   the price at which such shares were sold;

          || the commission paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

          || whether the broker-dealer(s) conducted any investigations to verify the information in or incorporated by reference in this prospectus; and

          ||   other material facts of the transaction.

         Also, if a selling stockholder notifies SVT that a donee, pledgee, transferee, or other successor-in-interest of the shares intends to sell more than 500 shares, SVT will file an appropriate supplement to this prospectus.

                                   THE OPTIONS

         In February 1998, SWWT granted to each of six non-employee directors of the Company - Clarke H. Bailey, Thomas Barnds, Thomas A. Barron, Blair W. Effron, Peter W. Gilson and Randall A. Hack - an option entitling him to purchase 60,000 shares of SWWT common stock at a price of $1.3125 per share. These options vested in February 2000, but except for the option granted to Mr. Gilson, they expired unexercised in 2000 as a result of the resignation from SWWT's board of directors of Messrs. Bailey, Barnds, Barron, Effron and Hack.

         On January 28, 2002, in connection with the Combination, these five expired options were renewed, and the option granted to Mr. Gilson was modified, so that they all will now terminate on February 5, 2008, even though all the optionees have ceased to be directors of SWWT (now called SVT). As a result of the Reverse Split (see "Prospectus Summary - SVT Inc. - Historical Background"), each of these six options has been further modified to entitle the holder to purchase 30,000 shares of SVT common stock at a price of $2.625 per share.

         EACH OPTIONEE SHOULD REVIEW THE TERMS OF HIS STOCK OPTION AGREEMENT. THE DESCRIPTION OF THESE OPTIONS BELOW IS A SUMMARY ONLY.

METHOD OF EXERCISING AN OPTION

         Subject to the conditions described below, an optionee may exercise his option, in whole at any time or in part from time to time, by giving to SVT written notice of exercise, which notice specify the date of exercise and the number of shares in respect of which the option is to be exercised. Within thirty days after SVT receives a notice of exercise and upon due satisfaction of all other conditions in the stock option agreement, SVT will cause certificates for the number of shares with respect to which the option is being exercised to be issued and delivered to the optionee, who at that time must pay to SVT the full purchase price for such shares together with revenue stamps or checks in an amount sufficient to pay any required stock transfer taxes. SVT will give the optionee at least five days notice of the time and place for delivery and for the payment of the purchase price.

         SVT's board of directors, in its sole discretion, may permit an optionee to surrender to SVT shares of common stock which optionee previously acquired as part or full payment of the exercise price of his option. Such surrendered shares will be valued at their fair market value on the date of exercise, as determined in good faith by SVT's board of directors.

         The board of directors, in its sole discretion, may enter in to arrangements with one or more banks, brokers, or other financial institutions to facilitate the disposition of shares acquired upon exercise of these options, including arrangements for the simultaneous exercise of an option and the sale of shares acquired upon exercise.

CONDITIONS OF THE OPTIONS

         These options are subject to the following additional conditions:

          o The options are not transferable by the optionee other than by will or the laws of descent and distribution or pursuant to a qualified domestic relations order;

          o An option may be exercised at any time on or before February 5, 2008; and

          o If an optionee dies, his option may be exercised by his executors, administrators or other legal representatives, heirs, legatees, next of kin or distributees, on the later to occur of
               (i) the first anniversary of the optionee's death, and (ii) February 5, 2008.

CAPITAL CHANGES

         If any changes are made to the SVT common stock (whether by reason of reorganization, recapitalization, stock dividend, stock split, combination of shares, exchange of shares, change in corporation structure or otherwise), appropriate adjustments shall be made in the number of shares of common stock theretofore made subject to these options, and in the option exercise price per share.

NO RIGHTS AS A STOCKHOLDER

         An optionee has no rights as a stockholder with respect to any shares of SVT common stock issuable upon exercise of his option. Except as provided above, no adjustment will be made in the number of shares of common stock issued to an optionee, or in any other right of the optionee upon exercise of his option by reason of any dividend, distribution or other right granted to SVT stockholders for which the record date is prior to the date of exercise of the option.

FEDERAL INCOME TAX CONSIDERATIONS

         The following is a summary of the United States federal income tax considerations relating to options covered by this prospectus. This summary does not purport to be a complete description of such considerations, and each optionee is advised to consult his own tax adviser before exercising his option.

         The options covered by this prospectus are not "incentive stock options" as defined in Section 422 of the Internal Revenue Code. Accordingly, upon exercise of an option, the optionee will recognize ordinary income in an amount equal to the excess, if any, of the fair market value of the shares on the date of exercise over the exercise price.

         SVT will be entitled to an income tax deduction in the same amount that, and for its taxable year in which, an optionee recognizes ordinary income from the exercise of an option.

         Upon a sale of shares purchased on the exercise of an option, the optionee will recognize short-term or long-term capital gain or loss, depending on whether the shares are held for more than one year after the date of exercise. Such gain or loss will be measured by the difference between the selling price of the shares and the fair market value of the shares on the date of exercise.

         Long-term capital gains generally are subject to a reduced federal tax rate. Short-term capital gains generally are subject to tax at the same rates as ordinary income. Deduction of capital losses is limited under the Code.

                         DESCRIPTION OF SVT COMMON STOCK

         SVT is authorized to issue 100,000,000 shares of common stock, par value $.001 per share. It currently has outstanding 40,725,826 shares of common stock.

         The holders of shares of SVT's common stock have equal rights to dividends from funds legally available for the payment of dividends when, as and if declared by SVT's board of directors, and are entitled, upon liquidation, to share ratably in any distribution in which holders of common stock participate. The common stock is not redeemable, has no preemptive or conversion rights and is not liable for assessments or further calls.

         The holders of shares of SVT's common stock are entitled to one vote for each share at all meetings of stockholders. Under Delaware law, in general, directors are elected by a plurality of the votes of the shares present in person or by proxy at a meeting of stockholders, and other matters are decided by the vote of a majority of the votes present in person or by proxy at a meeting. However, extraordinary matters such as a merger, or consolidation, a sale or all or substantially all a corporation's assets, an amendment to its certificate of incorporation, and the dissolution of a corporation would require approval by a majority of the votes of all outstanding shares entitled to vote. Also, SVT's certificate of incorporation provides that

          o the stockholders may only adopt, amend, alter, or repeal SVT's by-laws, without the approval of its board of directors, by the affirmative vote of the holders of at least 80% of the voting power of the shares entitled to vote at an election of directors, and

          o such 80% affirmative vote is also required to amend, alter, change or repeal, or to adopt any provision as part of the certificate of incorporation inconsistent with the purpose and intent of, (a) the provisions of the certificate of incorporation concerning the management of the business and conduct of the affairs of SVT, (b) the regulation of "business combinations" with "interested stockholders" provided in Section 203 of the Delaware General Corporation Law, and (c) this 80% approval requirement and the 80% approval requirement for changes to the by-laws described above.

         Under its certificate of incorporation, SVT is authorized to issue up to 20,000,000 shares of preferred stock, in series. For each series of preferred stock, SVT's board of directors may fix the relative rights, preferences and limitations as between the shares of such series, the shares of other series of SVT preferred stock, and the shares of SVT common stock. No shares of SWWT preferred stock are currently outstanding as a result of the conversion of all the shares of series B preferred stock in connection with the Combination.

                                  LEGAL MATTERS

         Certain legal matters pertaining to this prospectus are being passed upon for SVT by Carter, Ledyard & Milburn, New York, New York.

                                     EXPERTS

         The financial statements of SVT Inc. (then called SWWT, Inc.), as of December 31, 2001, and for the fiscal year ended December 31, 2001, incorporated by reference in this prospectus from SVT's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

         The financial statements of SWWT Inc., as of December 31, 2000, and for the period from January 7, 2000 (inception) to December 31, 2000, incorporated by reference in this prospectus from SVT's Annual Report on Form10-K for the fiscal year ended December 31, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

         The consolidated financial statements of SanVision Technology Inc. as of December 31, 2000 and 2001, and for the three years in the period ended December 31, 2001, incorporated by reference in this prospectus from SVT's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                       WHERE YOU CAN FIND MORE INFORMATION

         This prospectus is part of a registration statement on Form S-2 filed by SVT with the Securities and Exchange Commission under the Securities Act of 1933, as amended. We refer you to the registration statement as so amended, and the exhibits thereto for further information with respect to Avnet and the shares offered hereby.

         SVT files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (Commission File Number 0-25942). These filings contain important information which does not appear in this prospectus. For further information about SVT, you may obtain these filings over the internet at the SEC's web site at http://www.sec.gov. You may also read and copy these filings at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330, and may obtain copies of SVT's filings from the public reference room by calling
(202) 942-8090.

         The SEC allows SVT to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to other documents which SVT has filed or will file with the SEC. We are incorporating by reference in this prospectus

          o SVT's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, which is attached to this prospectus as Annex A,

          o SVT's Current Reports on Form 8-K bearing cover dates of February 1, 2002, February 21, 2002 and February 21, 2002 (Amendment No.
               1), and

          o The description of SVT's common stock which appears in the definitive proxy statement of SVT (then called SWWT, Inc.) dated January 16,2002, for the special meeting of its stockholders on January 29, 2002, and any updates of such description to be contained in any registration statement, report or amendment thereto of SVT hereafter filed under the Securities Exchange Act of 1934, as amended.

         We shall provide without charge to each person, including any beneficial owner of SVT common stock, to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus but not delivered herewith or attached hereto, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to Michael Bell, SVT Inc., 59 John Street, 3rd Floor, New York, New York 10038 (telephone (212) 571-6904).

                                                                        ANNEX A

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

          FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

          FOR THE TRANSITION PERIOD FROM          TO
                                         ---------  -----------

                         COMMISSION FILE NUMBER 0-25942

                                   -----------

                                    SVT INC.

             (Exact name of registrant as specified in its charter)



            DELAWARE                                            84-1167603
(State or other jurisdiction of                              (I.R.S. Employer
 incorporation or organization)                             Identification No.)

                            59 JOHN STREET, 3RD FLOOR
                            NEW YORK, NEW YORK 10038
                    (Address of principal executive offices)

                                 (212) 571-6904
              (Registrant's telephone number, including area code)

                                   -----------

        SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT: NONE

           SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                     Common Stock, par value $.001 per share
                                (Title of class)

                                    ---------

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

     The aggregate market value of the common stock held by non-affiliates of the registrant on April 5, 2002 (7,189,528 shares), was approximately $29,477,000, based on the closing price of the common stock on the Nasdaq OTC Bulletin Board.

     As of April 12, 2002, 40,725,826 shares of the registrant's common stock were outstanding.

                                   -----------


                    DOCUMENTS INCORPORATED BY REFERENCE: NONE

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This Form 10-K report contains forward-looking statements with respect to the financial condition, results of operations and business of SVT Inc. You can find many of these statements by looking for words like "believes," "expects," "anticipates," "estimates" or similar expressions in this report.

     These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include

     o a prolonged continuation or worsening of the recent economic slowdown and its impact on IT budgets,

     o   increasing competition,

     o SVT's inability to get fundings for any major geographic expansions or external growth,

     o   failure to expand across other industry verticals,

     o   loss of key personnel, and

     o loss of major existing clients or decrease of business volume with them.

     Because forward-looking statements are subject to risks and uncertainties, actual results of SVT may differ materially from those expressed or implied in this report. We caution you not to place undue reliance on these statements, which speak only as of the date of this report.

     All future written and oral forward-looking statements attributable to SVT or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. SVT does not undertake any obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                               TABLE OF CONTENTS

                                                                                                                Page
                                                                                                                 no.
                                                                                                                ----

Cautionary Statement Regarding Forward-Looking Statements.........................................................3

PART I

   ITEM 1.        Business........................................................................................5
   ITEM 2.        Properties.....................................................................................21
   ITEM 3.        Legal Proceedings..............................................................................21
   ITEM 4.        Submission of Matters to a Vote of Security Holders............................................22

PART II

   ITEM 5.        Market for Registrant's Common Equity and  Related Stockholder Matters.........................22
   ITEM 6.        Selected Financial Data........................................................................23
   ITEM 7.        Management's Discussion and Analysis of Financial Condition and
                      Results of Operations......................................................................27
   ITEM 7A.       Quantitative and Qualitative Disclosures about Market Risk.....................................35
   ITEM 8.        Financial Statements and Supplementary Data....................................................36
   ITEM 9.        Changes in and Disagreements with Accountants on Accounting and
                      Financial Disclosure.......................................................................74

PART III

   ITEM 10.       Directors and Executive Officers of the Registrant.............................................75
   ITEM 11.       Executive Compensation.........................................................................81
   ITEM 12.       Security Ownership of Certain Beneficial Owners  and Management and
                      Related Stockholder Matters................................................................84
   ITEM 13.       Certain Relationships and Related Transactions.................................................88

PART IV
   ITEM 14.       Exhibits, Financial Statement Schedules and Reports on Form 8-K................................89

SIGNATURES ......................................................................................................90
INDEX OF EXHIBITS ...............................................................................................91

                                     PART I

ITEM 1.  BUSINESS.

HISTORICAL BACKGROUND

     SVT Inc. (the "Company" or "SVT"), known until February 1998, as SweetWater, Inc., and thereafter until February 1, 2002, as SWWT, Inc. was incorporated in Colorado in March 1991 and re-incorporated in Delaware in September 1993. The Company's principal office is located at 59 John Street, 3rd Floor, New York, New York 10038, and its telephone number is (212) 571-6904.

     Prior to February 1998, the Company (under the name SweetWater, Inc.) was engaged in the manufacture and sale of portable water filtration and purification devices. On February 6, 1998, the Company sold substantially all of its assets to Cascade Designs, Inc., a Washington corporation, for $1,633,425 in cash. The Company had no further operating business, and reduced its management and administrative staff to one part-time employee. After completing this sale, the Company pursued potential business combination transactions.

     On April 14, 2000, the Company and its wholly-owned subsidiary, ENWC Acquisition, Inc. entered into a merger agreement with E-Newco, Inc. ("E-Newco"). Under the terms of this agreement, the Company issued 757,778 shares of its series B convertible preferred stock to the stockholders of E-Newco in exchange for their shares of E-Newco common stock. On August 24, 2000, E-Newco merged with ENWC Acquisition Inc. and became a wholly-owned subsidiary of the Company. The series B preferred stock was automatically convertible into an aggregate of 75,777,162 shares of the Company's common stock upon the receipt by the Company of additional equity financing of at least $15 million. The holders of the series B preferred stock voted with the holders of the Company's common stock on an as-converted basis and possessed approximately 95.5% of the outstanding voting power of the Company's stockholders.

     Upon consummation of the transactions contemplated by the E-Newco merger agreement, including payment of a one-time cash dividend to its pre-merger stockholders in the aggregate amount of $740,635, the Company's only significant asset was cash and cash equivalents of approximately $2.5 million.

     During 2000, the Company purchased certain exchangeable promissory notes and warrants of SchoolNet, Inc., an application service provider to school districts, for $500,000. In addition, during 2000 the Company made a $1,000,000 advance to DigaFuel, Inc., an e-commerce solutions provider, in anticipation of making an investment in DigaFuel. DigaFuel subsequently repaid $565,000 of the Company's advance in December 2000. In the fourth quarter of 2000, the Company reduced the carrying value of the SchoolNet investment by $250,000 due to impairment in value resulting primarily from changing market conditions of companies in SchoolNet's industry sector. Also, the Company wrote off the remaining $435,000 balance of the DigaFuel advance in the fourth quarter of 2000 as a result of the Company's assessment of DigaFuel's limited prospects for long term liquidity and the current difficulty encountered by early stage companies in raising additional equity financing.

     The Company has now resumed active business operations as a result of a series of interrelated transactions which resulted in the combination, effective February 1, 2002 (the "Combination"), of the Company and SanVision Technology Inc. ("SanVision"). These transactions consisted of

     o the merger of E-Newco, Inc. with and into SanVision (the "Merger"). At the effective time of the Merger, (1) the separate corporate existence of E-Newco ceased, (2) SanVision remained as the surviving corporation in the Merger and became a wholly-owned subsidiary of the Company, and
         (3) each share of SanVision common stock was converted into a right to receive 0.99228 of a share of the Company's common stock (with the aggregate number of shares of common stock issued to any one person rounded up to the nearest whole number). The terms of the Merger were provided for in detail in the Second Amended and Restated Agreement and Plan of Merger dated as of December 18, 2001, by and among SanVision, the Company and E-Newco (the "Merger Agreement"), which is incorporated by reference as an exhibit to this Form 10-K.

     o amendments to the Company's certificate of incorporation to (1) effect immediately before the Merger a 1-for-2 reverse split of the Company's common stock outstanding before the Merger (the "Reverse Split"), (2) change the Company's name from SWWT, Inc. to SVT Inc., and (3) reduce the total number of shares of capital stock which the Company has the authority to issue, from 800,000,000 shares consisting of 750,000,000 shares of common stock and 50,000,000 shares of preferred stock, to 120,000,000 shares consisting of 100,000,000 shares of common stock and 20,000,000 shares of preferred stock.

     o amendments to the certificate of designations of the Company's series B preferred stock to, among other things, (1) effect immediately before the Merger and the 1-for-2 Reverse Split a change in the conversion ratio of the series B preferred stock into common stock from approximately 1-to-100 to approximately 1-to-10, and (2) provide for the automatic conversion of the series B preferred stock into common stock immediately before the Merger. Each share of series B preferred stock, after giving effect to the Reverse Split and the change in the conversion ratio, was converted into approximately five shares of the Company's common stock immediately before the Merger.

     In the Combination, taking into account the Merger, the Reverse Split, the change in the series B conversion ratio and other transactions contemplated in the Merger Agreement, 36,071,064 shares of SanVision common stock outstanding before the Merger were converted into 35,792,599 shares of Company common stock, which shares represent approximately

87.50% of the sum of the 40,725,826 outstanding shares of common stock after the merger and the 180,000 shares issuable upon exercise of outstanding Company stock options. See Item 11 of this report.

     On March 13, 2002, SanVision was merged into SVT and ceased to exist as a subsidiary of SVT.

BUSINESS OF SVT

     Until the Combination with SanVision, the Company was not conducting any operations and had only one part-time employee. Since the Combination, SVT has owned SanVision and operated its business. As a result, the following is a description of SanVision's business prior to and since the Combination. As used below in this Item 1 only, "SVT" therefore will refer to SanVision prior to the Combination, and to the Company combined with SanVision after the Combination.

     SVT provides Information Technology ("IT") related professional services to businesses. These services enable its clients to combine the scope and efficiencies of the new web-based technologies with their existing business processes, such as managing procurement, selling products and services, providing customer service, conducting supplier transactions and communicating with their employees over the web. SVT offers a broad range of IT services to its clients who desire to outsource any such services or retain outside consultants to supplement their in-house IT initiatives. SVT's application development services include all facets of IT solutions, from writing custom codes for new applications to web enabling existing applications to seamless systems integration. SVT also provides post-production managed services for maintenance of its clients' applications and systems infrastructure, including databases, networks and operating systems administration to help maintain, monitor, support and upgrade complex and high performance systems and applications 24 hours a day, 7 days a week. Currently, SVT focuses on marketing its IT solutions and managed services primarily to large companies in industries that have historically devoted relatively large percentages of their overall operating budgets to information technology, such as the financial services, insurance, media and telecommunications. We believe that SVT offers a number of benefits and differentiated services to its clients, which enables SVT to capitalize on the rapid growth in the IT services industry. In all of SVT client engagements, it applies its methodology and quality assurance process to deliver these services, so as to maintain a high level of quality demanded by major corporations and global institutions that use its services, at a reasonable cost.

     SVT began operation of its current lines of business in October 1997. It currently has approximately 125 employees and approximately 40 independent contractors in the U.S. In addition, there are approximately 20 employees in India as well as five trainees in North America.

     For purposes of Statement of Financial Accounting Standards (SFAS) 131, "Disclosures about Segments of an Enterprise and Related Information," we believe that SVT operates in one segment because substantially all of SVT's revenues are attributed to, and substantially all its assets are located in, the United States. In addition, as of December 31, 1999 and 2000, substan-tially all of SVT's long-lived assets were located in the United States. As of December 31, 2001, a total of approximately $3,709,000 of long-lived assets (a substantial portion of which relates to 2001 acquisitions) were recorded in SVT's subsidiary in India.

INDUSTRY INFORMATION

     The following discussion includes data concerning the information technology professional services industry that SVT obtained from material published by International Data Corporation, Software Productivity Research, McKinsey & Company and the Gartner Group. These sources generally indicate that they have obtained information from sources that they believe are reliable, but that they do not guarantee the accuracy and completeness of the information. Although we believe that these industry sources are reliable, it has not independently verified their data. SVT also has not sought the consent of any of these sources to refer to their data in this report as they are in the public domain.

     Worldwide demand for IT services is growing rapidly, and certain segments within the information technology services market are experiencing particularly rapid growth. According to International Data Corporation, an information technology market research firm, the market for web-based IT professional services will grow from $16 billion in 1999 to approximately $99 billion in 2004. Despite recent downward pressure on IT spending, the pace of technological advance has accelerated. In order to remain competitive, companies are increasingly required to adopt emerging technologies, such as e-CRM technologies, e-business and e-commerce applications, data warehousing, supply chain management and middleware / enterprise application integration. These emerging technologies offer the promise of faster, more responsive, lower cost business operations.

     In recent years, the explosive growth of the IT services industry has been achieved mainly by the widespread acceptance of the Internet by businesses. The Internet is one of the fastest growing means of communication, reaching consumers and businesses globally. Companies are increasingly using web-based technologies to improve their core business processes, lower operating costs and acquire new capabilities. Many companies have identified new possibilities to extend and complement their existing products and services. Other companies have adopted the Internet as the primary platform to conduct transactions with their customers, suppliers and business partners. We believe that the Internet represents a revolutionary and powerful technology through which larger businesses will conduct day-to-day operations, eventually replacing to a large extent the current manual processes, such as communication with suppliers and customers by phone, fax and mail. As a result, many senior executives rank their Internet strategy among their highest corporate priorities as new web-based technology is replacing old processes, but is still changing and rapidly developing.

     IT Services Outsourcing Trend

     As the Internet started gaining acceptance for e-commerce, most businesses initially created their web pages as their digital brochures with static product and services information. However, in order to take full advantage of the opportunities presented by the Internet for conducting actual business on the web, merely creating attractive web pages is insufficient. Businesses must use web-based applications that enable them to conduct sophisticated business transactions in real time. However, development, integration and on-going management of such web-based technologies and applications present major challenges and require a large number of highly skilled individuals trained in many diverse, new and developing technologies, which can be inefficient, inflexible and costly. To develop and run effective new web-based applications, enhance and re-engineer the core legacy systems for e-business, larger companies need business strategists, Internet technology experts, creative designers, application developers, systems integrators and application support personnel. Increasingly, therefore, companies turn to solutions providers such as SVT to provide these services, either by outsourcing entire projects, or by retaining outside consulting talents to supplement in-house IT initiatives. These outsourcing needs have generated a substantial demand for professional services vendors and consultants.

     Off-Shore Trend

     Many non-technology companies have made the strategic decision to focus on their core business and reduce their operating cost structures rather than invest in the additional large IT staffs that are necessary to evaluate, implement and manage IT initiatives in a rapidly changing environment. As the global demand for IT services has increased, the number of qualified technical professionals in the U.S. has not kept pace with such demand. As a result, some IT service providers have attempted to access the large talent pool in certain developing countries, particularly India. India is widely acknowledged as a leader in off-shore software development and has the second largest pool of IT talent after the U.S. According to a study released in December 1999 by McKinsey & Company, Inc. on behalf of India's National Association of Software and Services Companies (or "NASSCOM"), India falls in the "high quality - low-cost" quadrant, whereas most high quality provider countries like Israel, Ireland and Singapore serving the U.S. market carry higher costs; and most of the other low-cost countries like China, Philippines, Hungary and Russia do not provide high quality. Historically, IT service providers have used the off-shore labor pool primarily to supplement the internal staffing needs of customers. However, evolving customer demands have led to the utilization of off-shore resources for higher value-added services. Such services include providing IT solutions and outsourcing application development, systems integration and maintenance. The Internet allows skilled Indian professionals to provide such services for clients in the U.S. from India.

     The use of off-shore personnel can offer a number of benefits, including faster delivery of new IT solutions, more flexible scheduling and lower costs. Furthermore, according to NASSCOM, India, currently has the second largest English-speaking pool of scientific professionals, second only to the United States. There are a large number of educational institutions, including engineering colleges, technical institutes and polytechnics that annually train over 73,500 computer professionals. In addition, we believe that the quality of technical training in India is among the highest in the world. According to the McKinsey study, overall annual revenues from the Indian information technology software and service industry have grown from $150 million in 1988-1989 to $3.9 billion in 1998-1999 and, assuming that the right policies be put in place, may grow to approximately $87 billion in 2008.

SVT VERTICAL EXPANSION PLAN

     SVT's current business is concentrated in the financial services and insurance industries. This segment of the market was targeted by SVT primarily because it is by far the largest vertical segment in the U.S. The IT services market for financial institutions is estimated by the Gartner Group to remain a significant portion of the entire industry in the foreseeable future. More importantly, major financial institutions have historically been early in adopting new technologies. The industry is dominated by a limited number of global institutions and, during the last decade, technology has been a key driver of competitive advantage among them. Therefore, the same institutions have been early adapters of all major break-through technologies, first to client-server configuration (away from mainframe computing), then ERP systems, networking etc. Now that these older technologies are giving way to web-based technologies, providing web technology services to the financial services industry gives SVT an advantage of lead time on its competitors, who may not be so active in this industry since they may have built their company and clientele around a skill base and expertise in other technologies, or a different vertical segment. As SVT has gained valuable experience with financial clients who are in the leading edge of technology, we intend to use this competitive advantage by expanding into other industries that may be behind the technology curve and are looking to outsource services to vendors who have already designed and implemented IT solutions based on the latest technologies.

     The IT solution vendor marketplace in SVT's industry niche has historically been very fragmented. This is primarily because most large financial institutions have been reluctant to outsource their mission critical systems and have preferred to retain control by owning the "brain trust" and institution-specific systems. Therefore, they have traditionally spread the work among many vendors, some of them smaller public and private companies operating in specialized horizontal niches and many staff augmentation companies. However, having established credibility with global institutions in this vertical, as well as in the media and telecommunication vertical, we believe that SVT can successfully expand its target market both to other verticals and geographically within the same verticals.

COMPETITION

     Historically, SVT has operated in a large but highly fragmented competitive environment, which does not have many leaders. Most of its direct competitors were small to medium sized companies, both public and private, who operated in certain technologies, certain vertical markets, and/or certain geographic areas, but did not provide a full service offering. SVT's goal was to provide end-to-end solutions in the chosen vertical, technology and geographic area to build a niche that is defensible against larger, better capitalized competitors. The pace of consolidation in this segment has increased significantly in the recent years, especially due to the dot-com "melt-down", the recent slow down in the U.S. economy and the slackening demand for IT services. As SVT's business was not focused on dot-com start-ups, unlike many of SVT's competitors, the demise of dot-coms has not materially affected its revenues and profits.

     However, as SVT grew rapidly, it faced a much higher level of competitive pressure, which has and will continue to intensify. Many of SVT's current and potential competitors have longer operating histories and substantially greater financial, marketing, technical and other resources. Some of these competitors have a greater ability to provide services on a national or international basis and may be able to adjust more quickly to changes in customer needs or to devote greater resources to providing Internet professional services. Such competitors may attempt to build their presence in SVT's markets by forming strategic alliances with other competitors or its customers, offering new or improved products and services to SVT's customers or increasing their efforts to gain and retain market share through competitive pricing. Some companies have developed particularly strong reputations in niche service offerings or local markets, which may provide them with a competitive advantage. In addition, there is intense competition for quality technical personnel at the high end, resulting in increased personnel costs for SVT. Such competition may adversely affect SVT's gross profits, margins and results of operations. Furthermore, we believe the barriers to entry into SVT's markets are relatively low, which enables new competitors to offer competing services. Currently, SVT faces competition from the following:

     o Major Indian information technology services companies, such as HCL Technologies, Infosys Technologies Ltd., Satyam Computer Services Limited, Silverline Technologies Ltd., Tata Consultancy Services and Wipro Limited, all of which have significant off-shore capabilities and are well established in the U.S.;

     o U.S. information technology services companies with off-shore capabilities, such as Cognizant Technology Solutions Corp., Complete Business Solutions Inc. and iGate Capital Corporation;

     o Internet professional services and systems integration firms, such as Cambridge Technology Partners Inc., Viant Inc., Scient Inc., Proxicom Inc., and Sapient Corp.;

     o Large international accounting firms and their consulting affiliates, such as Accenture LLP, KPMG, Deloitte and Touche LLP and
         PricewaterhouseCoopers LLP;

     o Outsourcing firms, such as Computer Sciences Corp., Electronic Data Systems Corp., International Business Machines Corp. and Perot Systems Corp.; and

     o   In-house information technology departments.

     We believe that the principal competitive factors in the market for IT services include technical expertise, breadth of service offerings, reputation, financial stability and price. To be competitive, it must respond promptly and effectively to the challenges of technological change, evolving standards and its competitors' innovations by continuing to enhance its service offerings and expand its sales channels. Any pricing pressure, reduced margins or loss of market share resulting from its failure to compete effectively could materially affect its business.

SVT PRODUCTS AND SERVICES

     SVT offers its clients two broad lines of business for IT services: (1) application development, including migration and maintenance, e-business solutions and post-production maintenance; and (2) managed services, including databases, operating systems and network administration. It has also begun to focus on customer relationship management or CRM services, which enable its clients to manage their customers as key assets more effectively. Generally, on application development and systems integration project engagements, a SVT project team not only designs the application on a customized basis, but also integrates it with the clients' complex proprietary systems and databases. Sometimes these applications also need to be integrated with major third party vendor products, such as IBM server software packages and e-CRM products. SVT undertakes client engagements both on a project management basis, where SVT has complete responsibility for managing the project, and also by providing a team of consultants working under a client's or a third party project manager's supervision.

     On managed services engagements, SVT project teams provide ongoing monitoring, performance reviews, maintenance and technical support for client applications, databases, system infrastructure and networks. For example, SVT is a part of the so-called "Pinnacle Alliance" with Computer Services Corporation, AT&T, Verizon and Accenture LLP, to which JP Morgan has outsourced all managed services for 7 years. In addition, SVT teams help manage high performance websites like www.cablevision.com and provide various web related managed services like firewall, security, database management and technical help desk.

     In the last three fiscal years, application development services accounted for 43.5% (1999), 52% (2000) and 48.2% (2001) of SVT's consolidated revenues, and managed services accounted for 56.5% (1999), 48% (2001) and 51.8% (2001) of SVT's consolidated revenues.

     Many of SVT's projects are executed exclusively on-site at the clients' offices or data centers. Due to the current slowdown in the U.S. economy and the pressure on client IT service budgets, the marketplace has recorded a sharp rise in the demand for lower cost off-shore services, notably for services performed in India. As most of SVT's projects require continuous management of deliverables and user interface, it is unlikely that they could be efficiently executed entirely off-shore without any on-site presence. Therefore, SVT has developed methodologies and processes for flexible on-site/off-shore delivery capabilities, by engaging a "virtual" project team located at various locations both in the U.S. and India, which it intends to increasingly use in its projects, allowing it to access highly skilled, relatively low cost information technology professionals in India and to integrate their work on a client project either on their site or at SVT facilities in the U.S. We believe that this methodology reduces project cost for clients without sacrificing quality of execution.

     One example of how SVT distinguishes itself from similar IT service firms is SVT's flagship product e-Framework. This is a complete framework and architecture for rapid e-business application development, originally developed by SVT for the financial services industry, and can be customized for various industries and product lines by building "modules" to serve specific purposes. This can not only significantly reduce developmental time (and hence costs), but also shortens the learning curve since the application does not need to be built from scratch. Two such modules have already been developed, one for an insurance line of business and one for an investment banking product, and several other modules are under development. As these modules are completed, each becomes a complete and separate specific product, for example for property & casualty insurance or fixed income securities etc., which can be licensed separately. However, SVT being an IT services company, it has neither applied for a patent for this product, nor yet attempted to collect a license fee from clients. Rather, SVT uses it to its advantage while competing with major competitors, like "Big 5" accounting firms, to win application development project assignments. In addition, SVT has developed several developmental tools, methodologies and processes that it uses to deliver the projects successfully on time and on or below budget. These tools cut down either on development time, increase flexibility or reduce complexity of e-business or other web related application development.

SVT'S COMPETITIVE ADVANTAGE

     We believe that SVT offers a number of benefits and differentiated services to its clients, which enables it to capitalize on the rapid growth in the information technology services industry:

     A broad range of information technology services offering

     Increased demand for IT professional services has attracted many firms to this market. We believe that only a few firms provide a comprehensive set of offerings that are required by larger clients. For example, many traditional IT service providers do not have the skills required to create interesting web-based content and provide a favorable user-experience. Advertising and design firms typically lack the technical expertise and integration skills necessary to deliver sophisticated software applications that are required to run increasingly complex business transactions. Most application development firms and systems integrators do not typically provide a comprehensive range of post-production managed services. SVT can provide a comprehensive suite of service offerings delivering the entire end-to-end solution from design to implementation to integration to maintenance.

     Proven scalable processes with leading methodologies, architecture, developmental tools/products

     SVT's proven processes, methodologies and quality assurance, which it uses against major competitors who enjoy a more established reputation and brand-name recognition, have been successful with global multinational clients in the financial services industry, such as AIG, Citigroup and JP Morgan. For example, SVT has successfully used its architecture, products such as e-Framework (see "SVT Products and Services" above) and developmental tools to win projects bidding against major competitors.

     Highly skilled, relatively low cost information technology professionals

     SVT's value proposition is that it can deliver comparable quality as its major brand name competitors at a significantly lower cost. By virtue of having global recruitment capability and importing foreign talent from India, Sri Lanka, Russia, Eastern Europe and Israel, under the H1-B visa category, SVT is capable of providing very high quality service with relatively low-cost professionals, even for projects done on-site at client location. The U.S. marketplace prices foreign software engineers temporarily in the U.S. on H1-B visa status significantly lower than American engineers with comparable skills and experience.

     SVT's off-shore delivery capability and methodology

     SVT has developed a virtual project management methodology whereby it is able to effectively manage professional teams in geographically disperse areas, such as various client sites, and SVT's off-shore development teams in India that can provide 24- hour a day development and technical support (due to the time difference) without sacrificing quality or performance. SVT's Indian recruitment and training facility provides access to a very deep talent pool at a much lower cost. Average annual wages in India have historically been approximately 15-20% of that of their U.S. counterparts. This enables SVT to deliver the same quality of execution as on-site projects at a significantly lower cost.

     SVT's in-house training facilities

     SVT is committed to in-house training facilities in India and in the U.S. that allow the employees to learn their specialized technical skills in-depth, with the focus being on practical, hands-on training on live systems and latest software actually used by clients. SVT's focus on continuous training not only increase SVT's cost effectiveness vis-a-vis competitors since clients are willing to pay more for similarly skilled and trained consultants, but also provides it with a competitive advantage in recruiting and retaining information technology professionals who wish to work on state-of- the-art technology.

     SVT's client engagement methodology

     SVT has a number of executive consultants who are not only adept in technology but, in addition to their role as project manager or technical lead, also perform the duties of a client relationship manager. Therefore, by gaining client confidence with ideas that help the business, such as automating certain processes that result in cost savings or improved efficiency, they are often able to generate new projects for SVT.

     SVT's industry-specific knowledge and experience

     SVT has developed extensive knowledge and experience in the insurance, banking, media and telecommunications industries, which reduces SVT's learning curve on new engagements in these industries, and allows it to accurately define and deliver tailored solutions that effectively address the challenges that its clients face.

BUSINESS STRATEGY

     SVT's goal is to be a leading global provider of information technology services. We intend to achieve this goal through business strategies which emphasize

     o   expanding SVT's services offerings geographically,

     o   expanding its target market vertically,

     o   building "brand equity" and market recognition,

     o attracting and retaining outstanding professionals, especially in the high-end,

     o   developing and enhancing partner relationships with clients,

     o   broadening industry knowledge and technology offering,

     o   pursuing and developing strategic relationships, and

     o   supplementing organic growth by external acquisitions.

     Specifically, it is pursuing the following strategies to achieve this objective:

     Geographic Expansion

     Since inception, SVT has sought and developed clients and relationships almost exclusively in the Wall Street community in the downtown Manhattan area, where many of the global financial institutions have their IT operations located. However, having established credibility with these institutions, SVT is seeking geographic expansion, both to other large institutions located elsewhere in the U.S. and Europe, as well as to other locations of the same institutions where client relationships already exist. We believe that our track record established with major clients like AIG, JP Morgan, Deutsche Bank, Merrill Lynch and Citigroup will be helpful, but we are also aware that SVT has grown so far without a sales force and minimal expenditure on infrastructure, and this strategy will require an increased level of expenditure in sales and marketing efforts as well as a higher level of fixed costs that may be required for opening sales offices around the U.S. and Europe.

     Expanding Target Market

     While SVT has developed considerable vertical industry experience in the financial services industry, particularly in insurance and investment banking, and to a lesser extent in media and telecommunication, many of the web-based technologies that SVT specializes in are applicable to other industries, such as transportation, automotive, industrial and retail. In particular, SVT's managed services and technical support offerings are industry neutral and are just as equally applicable to any medium to large organization. Therefore, we believe that SVT's target market should be much broader to encompass various other industries, as long as they meet the "need for service" criteria in terms of size, outsourcing philosophy and IT services budgets.

     Building Brand Equity

     Management plans to establish and build recognition of the SVT brand name through an aggressive marketing strategy, which will emphasize its value proposition, client roster, full range of services, industry expertise, broad knowledge of business processes, off-shore capability and its global delivery model. To this end, we believe that SVT's advisors and its new board members will be very helpful.

     Attracting and Retaining Outstanding Professionals

     SVT's rapid growth in the past has been materially influenced by its executive consultants which constitute about 10% of its workforce. These executive consultants are outstanding professionals who not only understand technology and business processes, but also perform client relationship management functions, which often leads to generation of new business with the existing clients. SVT treats them as business partners and compensates them by means of profit sharing bonuses for new business. To continue to fuel future growth in business, SVT needs to attract and retain more executive consultants of their caliber since SVT's ability to build meaningful competitive advantages is dependent on its ability to attract and retain highly skilled, dedicated and experienced professionals like them.

     Client Partnerships

     SVT seeks to establish close and long term relationships with its clients. To the extent its clients are global institutions with massive IT related spending budgets, we believe that SVT, by partnering with its existing client base, could deepen existing relationships and gain additional business in the future. For example, SVT partnered with a large client which had cancelled building a critical application when 80% of the first phase was completed, due to a reduction of their IT budgets this year. SVT completed the remaining portion of this phase of the project at its own expense and allowed the client to put it in production so that the future phases of the project would be awarded to SVT, as and when such budget is approved. We believe that partnering with similar major institutions, especially where SVT is currently a vendor of insignificant size, could lead to becoming one of their primary vendors.

     Broadening Industry Knowledge and Technology Offering

     SVT is targeting other industries to gain business knowledge and expertise to complement what it has done for the financial services industry. SVT's strategy in this respect is to begin a partnership with one major client in the industry and develop its knowledge base of the industry, technology preference and business processes and practices, as it has learned about the insurance industry by partnering with AIG. It is also investing in learning more about the latest technologies that are gaining widespread acceptance, such as the newer e-CRM software and applications and is closely following technology marketplace trends.

     Strategic Relationships

     We intend to develop strategic relationships with major technology providers and complementary service providers and explore joint marketing opportunities with strategic partners. On the technology side, currently SVT is a Microsoft Certified Solution Provider and has been certified by Sun Professional Services as a preferred provider. On the managed services business, SVT has established a strategic relationship with Globix Inc. for hosting and co-locating client hardware as well as Data Access Inc. for other data center services that are complementary to SVT's services, so that it can provide comprehensive outsourcing of managed services. SVT intends to establish similar relationships with other providers, such as e-CRM and web-based EDI software companies, who have already been successful in establishing themselves in the marketplace.

     External Growth

     SVT's business plan includes an aggressive strategy of acquiring other companies in similar or complementary business. While remaining opportunistic in terms of availability and price, the ideal candidates from SVT's perspective are companies with successful track record, major client base and sound management, so that synergies can be achieved and the growth potential realized without having to run the day-to-day operations of the acquired companies, which may strain SVT's senior management. SVT is aware that it will need to raise substantial additional capital to implement this strategy of aggressive external growth.

SALES AND MARKETING

     To date, SVT has generated significant growth in revenues without an organized sales force. Historically, client engagements and, consequently, revenues were created primarily by the efforts of Sanjay Sethi, SVT's chief executive officer, and other senior technology professionals within SVT who were managing existing client relationships. SVT has a number of executive consultants who are not only adept in technology but, in addition to their role as project manager or technical lead, also perform the duties of a client relationship manager. Therefore, by gaining client confidence with ideas that help the business, such as automating certain processes that result in cost savings or improved efficiency, they are often able to generate new projects for SVT during or upon completion of their current engagement. In addition, new business has also been generated from customer referrals within the industry and introductions made by the diverse network of contacts of SVT management. These efforts have allowed SVT to grow until now without a large full-time sales team. Currently, SVT has a national sales manager and three sales support personnel.

     However, as SVT seeks to expand its business out of the New York area to other parts of the U.S. and Western Europe (see "Business Strategy" above), as well as to other industry segments, a more formal sales and marketing infrastructure will need to be organized in order to promote SVT's value-added services and competitive advantages. Additionally, as a result of the Combination of SanVision and the Company and the expansion of the Company's board of directors, we expect to have more extensive resources and network to leverage in gaining access to senior decision makers at prospective clients who might have a need for SVT's services.

     One of SVT's objectives in its sales and marketing efforts is to build "brand equity" since we believe that SVT can provide the same quality of IT services as its global competitors who enjoy a much more established reputation and brand name recognition in the marketplace. SVT has a value proposition for potential clients as it can provide such services at a significantly reduced cost (see "SVT's Competitive Advantage" above). Therefore, the task of SVT's sales and marketing team is to emphasize the following major benefits to prospective clients:

     o   a broad range of service offering providing end-to-end solutions,

     o proven, scalable methodologies, processes, technology architecture, products and developmental tools,

     o off-shore/on-site project management capability with virtual project teams in geographically disperse locations, which reduces cost without sacrificing quality of execution,

     o blue chip client list and history of partnership with clients to deliver projects on time and on or under budget, and

     o capability of globally recruiting high quality technology professionals and training them extensively on latest technologies.

SVT'S APPLICATION DEVELOPMENT METHODOLOGY

     Generally, in application development engagements, SVT follows the following methodology outlined in the steps below with a view to providing an end-to-end solution to the client. This involves understanding client business objectives, current business processes and practices, advising on the technical strategy for project execution, designing, coding, quality assurance, testing and debugging, deployment in production systems, as well as ongoing maintenance, upgrading and technical support:

     Business Objectives

     In this phase, SVT identifies overall business objectives, assesses current business practices and processes, and analyzes automation opportunities for improvement of efficiency and/or cost reduction. SVT business analysts work with users and managers to define the relevant criteria to automate and improve their business processes and eventually come up with a business requirement document, which is signed off by the client as well as the project manager in charge of the project execution, to serve as the blue-print of the project.

     Design Phase

     In this phase, SVT consultants define the technical requirements and scope for a specific project, evaluate existing systems infrastructure and recommend appropriate technology architecture. Based on the client's objectives and input, SVT design professionals produce a very detailed technical design that is both scalable and flexible, using appropriate technology architecture, hardware, relevant server based software packages, developmental tools and methodologies. The SVT project team also carefully creates a plan to deploy the application, development objectives and testing criteria.

     Implementation

     In this phase, SVT software engineers and programmers write custom codes, interfaces with software packages, use various developmental tools, build and deploy the application through incremental releases. The project team tests each release to ensure proper functionality, performance, scalability, flexibility, adherence to the technical design and reliability.

     Quality Assurance

     At every incremental release, the application goes through rigorous quality assurance to ensure that it performs well under various live systems conditions. Any deficiencies, malfunctions or failures under stress are flagged back to the project team to debug, correct and modify until it meets the rigorous quality assurance criteria.

     Production Phase

     This final phase coincides with the end of the application development phase and the application goes into live production. Generally, a smaller SVT production management and support team continues to provide technical support for the users, monitoring performance, reviewing and fixing integration problems with client system infrastructure changes and upgrades, and run the help desk.

MAJOR CLIENTS AND SAMPLE PROJECTS

     SVT currently has a limited number of clients with high concentration among its top five clients. During the year ended December 31, 2001, the top five clients were AIG, CSC, CableVision, World Wrestling Federation and Salomon Smith Barney (Citigroup), accounting for approximately 38.22%, 25.47%, 5.23%, 4.55% and 4.49% of SVT's revenues, respectively, or approximately 77.96% in the aggregate. We expect that a small number of clients will continue to account for a substantial portion of SVT's revenue for the foreseeable future.

     The following are representative samples of projects SVT has either completed or is continuing to work on for these and other clients:

     AIG

     We are involved in several critical projects with AIG, one of the world's largest insurance companies in terms of market capitalization and revenue.

     Flagship Internet Underwriting Application and Architecture

     Senior management at AIG understands the potential of the Internet technology. To help bring about an on-line transformation of their business processes and execution, eWriter was its first and most important online underwriting application. The technology architecture and process that eWriter is built on is now being adopted by some other business and technology units.

     Internet Surety Bond Underwriting Engine

     The surety bond market is one of the largest and most liquid in the world. AIG is a major participant in this market, underwriting surety of dams, bridges and major infrastructure project around the globe. SVT consultants are building a state of the art Internet application that will allow AIG underwriters and brokers to quote and bind new surety business from various parts of the world.

     CSC/JP Morgan Chase

     As subcontractor of CSC, SVT has provided at JP Morgan Chase state of the art engineering in the disciplines of Internet and Intranet infrastructure management. Our consultants and project managers help manage several high performance systems, such as foreign exchange, emerging markets, fixed income and commodities trading desks and Intranet servers.

     CableVision

     Long Island-based CableVision is one of the most innovative and aggressive cable operators in the country. SVT is helping CableVision build and maintain some of the most creative Internet applications in the world of media and cable.

     World Wrestling Federation

     The World Wrestling Federation is a global entertainment multi-media company. SVT provides application development services for its corporate systems as well as managed services in support of its data center, the 24 hours a day 7 days a week monitoring system and its help desk.

     Salomon Smith Barney (Citigroup)

     One of the largest financial institutions of the world, Citigroup's Salomon Smith Barney unit retained SVT to design and build a prototype system that would track, monitor and generate custom reports manipulating massive amounts of data from existing corporate databases as well as various live feeds in real time. SVT is using a web based architecture, methodology and developmental tools that could be extended to various other areas of Salomon Smith Barney after successful completion of this prototype project.

     Deutsche Bank

     This largest German financial institution is now among the largest in the world after its acquisition of BT Alex Brown. SVT consultants build and help manage the complex and real-time environment of the main equities trading floor.

     Merrill Lynch

     SVT consultants help manage the heterogeneous network of Intranet servers and applications for one of the largest foreign exchange trading operations in the world. We have consultants working at Merrill Lynch actively engaged in making sure that the high performance floor trading system performs smoothly on a daily basis without any down time.

     Lucent Technologies (IBM Global Services)

     Lucent Technologies owns one of the largest global computer networks. SVT, alongside IBM GS, helps operate and support this global network of some of the world's most powerful and mission critical computers. Every voice and data call made through Lucent's network goes through one of the networked computers managed by SVT employees.

INTELLECTUAL PROPERTY RIGHTS

     Substantial litigation regarding intellectual property rights exists in the software industry. SVT licenses software from, and develops software applications for, various third parties. Although we believe that SVT's services do not infringe upon the intellectual property rights of third parties, we cannot assure you that such a claim will not be asserted against SVT in the future by third parties from whom it has licensed software or by other third parties who allege misappropriation of their products and processes. SanVision expects that the risk of infringement claims against it and its clients will increase if more of its competitors are able to obtain patents for software products and processes.

     Further, a portion of SVT's business involves the development of software for clients. Ownership of client-specific software is generally retained by the client. We cannot assure you that SVT's clients or assignees will not assert intellectual property claims against it and that disputes will not arise that will affect its ability to resell or reuse these applications. SVT typically indemnifies its clients against third party intellectual property claims for the services performed. Assertion of claims against SVT or its clients could result in litigation, and SVT may not prevail in the litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms. Any of these claims, regardless of their outcome, could harm SanVision's reputation, damage its relationships with clients, result in substantial costs to SanVision or divert management's attention from its operations and could adversely affect its business, results of operations and financial condition.

ITEM 2.  PROPERTIES.

     As noted in Item 1 above, many of SVT's projects are executed exclusively on-site at the clients' offices or data centers.

     SVT is headquartered at 59 John Street in New York City in approximately 5,000 square feet of leased space. It also has leased office space in South Amboy, New Jersey, and a residential unit in Jersey City, New Jersey, which is used to temporarily house SVT employees coming to the U.S. from abroad. In addition, SVT leased software development and training facility in New Delhi, India, as well as small recruitment facilities in Calcutta and Madras, India, and Colombo, Sri Lanka.

ITEM 3.  LEGAL PROCEEDINGS.

     In November 2000, DSQ Europe plc, an IT services company incorporated in the U.K. and an affiliate of the India-based DSQ Group ("DSQ"), approached SanVision with a proposal that they acquire SanVision and a number of other companies with a view to completing an initial public offering in the London Main Exchange for the merged entity. SanVision demanded and received a good faith deposit of $1 million in escrow with the law firm of Pepper Hamilton LLP as the escrow agent, as documented by an escrow agreement. DSQ failed to produce any definitive acquisition agreement by the December 15, 2000 deadline, as required by the escrow agreement. When the escrow agent served a notice to release the funds to SanVision, DSQ sued the escrow agent and SanVision in New Jersey Federal Court to recover the escrow funds. SanVision countersued and DSQ subsequently asked for a summary judgment in its favor. The litigation was settled in February 2002. DSQ agreed to pay to SVT a total amount of $262,155, of which $200,000 is payable in cash and the balance will be satisfied by releasing SVT of payment obligations in the amount of $62,155. The SanVision/SWWT Merger Agreement provides that the Company will pay this $200,000 to Sanjay Sethi, the Chief Executive Officer of the Company.

                                     PART II

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

     No matter was submitted during the fourth quarter of fiscal 2001 to a vote of the Company's securityholders, through the solicitation of proxies or otherwise.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     Trading in the shares of the Company's common stock has been sporadic and in small volumes since its initial public offering in January 1994. The common stock traded in the over-the-counter market under the symbol "SWWT" from May 1997 until February 6, 2002, and since then has been trading under the symbol "SVTV." We cannot predict that an established public trading market will develop or be sustained. The following table sets forth, for the calendar quarters indicated, the range of high and low bid quotations for the common stock since January 1, 2000, as reported by dealers appearing as market makers on the OTC Bulletin Board. These quotations represent inter-dealer prices, without retail mark-up, mark-down or commissions and do not necessarily represent actual transactions:

                                                     COMMON STOCK
                                                --------------------
       CALENDAR QUARTER                          HIGH          LOW
       ----------------                          ----          ---

       2000
       First quarter.....................       $6.7500     $0.7813
       Second quarter....................        6.8750      2.7500
       Third quarter.....................        4.8750      3.0000
       Fourth quarter....................        3.1250      0.6250

       2001
       First quarter ....................        3.1563      0.7500
       Second quarter ...................        2.5500      1.3750
       Third quarter.....................        3.1500      1.5500
       Fourth quarter ...................        3.5500      1.6000

     The dollar amounts in this table do not reflect the 1-for-2 Reverse Split effective February 1, 2002. See Item 1 of this report under the caption "Historical Background."

     In May 2000, in connection with the merger of the Company's subsidiary ENWC Acquisition, Inc. with and into E-Newco, Inc., the Company paid a one-time cash dividend to its pre-E-Newco merger stockholders aggregating $740,635. This dividend payment consisted of the cash on the Company's balance sheet immediately prior to the consummation of the E-Newco merger, less expenses related to the merger and the settlement of certain claims.

     We do not anticipate that the Company will pay dividends in the foreseeable future.

     As of April 1, 2002, there were 145 holders of record of common stock, as shown on the records of the Company's transfer agent.

     As noted in Item 1 of this report, effective February 1, 2002, pursuant to the Merger Agreement, the Company issued to the seven stockholders of SanVision 35,792,599 shares of the Company's common stock in exchange for 36,071,064 shares of SanVision common stock. The issuance of these shares was not registered under the Securities Act of 1933 in reliance upon the exemption provided for in Section 4(2) of the Act for transactions by an issuer not involving any public offering.

     Also effective February 1, 2002, the 674,423 shares of the Company's series B preferred stock outstanding on that date were automatically converted into 6,744,177 shares of common stock, which were not registered under the Securities Act of 1933 in reliance upon both (1) the exemption provided for in Section 4(2) of the Act, and (2) the exemption provided for in Section 3(a)(9) of the Act for any security exchanged by the issuer with its existing security holders exclusively.

ITEM 6. SELECTED FINANCIAL DATA.

                      SELECTED FINANCIAL DATA OF SANVISION

     The following table contains certain selected consolidated financial data of SanVision prior to the Combination and is qualified by the more detailed consolidated financial statements and notes thereto included elsewhere in this report. The consolidated statement of operations data for the years ended December 31, 1999, 2000 and 2001, and the consolidated balance sheet data as of December 31, 2000 and 2001 have been derived from the consolidated financial statements of SanVision which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report included in Item 8 of this report. The consolidated statement of operations data for the year ended December 31, 1998 and the consolidated balance sheet data as of December 31, 1999, were derived from the consolidated financial statements of SanVision which were audited by Arthur Andersen LLP, independent public accountants, as indicated in their report not included in this report. The consolidated statement of operations data for the year ended December 31, 1997 and the consolidated balance sheet data as of December 31, 1997 and 1998 were derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting only of normal adjustments, that SanVision considers necessary for a fair presentation of the financial position and results of operation for such period. This data should be read in conjunction with SanVision's consolidated financial statements and notes thereto and "SanVision Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this report.

                                                                      YEAR ENDED DECEMBER 31,
                                         -----------------------------------------------------------------------------------
                                            1997              1998              1999               2000              2001
                                            ----              ----              ----               ----              ----
STATEMENTS OF
   OPERATIONS DATA:
Revenues............................     $1,386,462        $4,689,678        $15,104,788       $26,394,191       $23,983,485
Cost of revenues....................      1,032,824         4,155,022         11,735,407        19,266,748        17,643,151
                                         ----------        ----------        -----------       -----------       -----------
Gross profit........................        353,638           534,656          3,369,381         7,127,443         6,340,334
Operating expenses:
   General and
      administrative................        270,648           468,185          1,795,526         3,099,730         3,658,506
                                         ----------        ----------        -----------       -----------       -----------
   Operating income.................         82,990            66,471          1,573,855         4,027,713         2,681,828
Interest expense, net...............             --                --                 --             4,803            38,818
                                         ----------        ----------        -----------       -----------       -----------
   Income before
      income taxes..................         82,990            66,471          1,573,855         4,022,910         2,643,010
Income taxes........................         77,397            63,662            833,613         1,842,935         1,224,379
                                         ----------        ----------        -----------       -----------       -----------
Net income .........................       $  5,593          $  2,809          $ 740,242        $2,179,975        $1,418,631
                                         ==========        ==========        ===========       ===========       ===========
Earnings per share
   (basic and diluted)..............         $   --           $    --           $   0.02          $   0.07          $   0.05
                                         ==========        ==========        ===========       ===========       ===========
Weighted average
   number of shares
   outstanding......................     29,887,454        29,887,454         29,887,454        29,887,454        29,887,454
                                         ==========        ==========        ===========       ===========       ===========


BALANCE SHEET DATA (AT END OF YEAR):
Current assets......................       $322,919        $1,384,689         $5,898,599        $9,238,662       $ 7,010,832
Current liabilities.................        255,729         1,470,412          5,303,908         4,437,345         3,968,789
Working capital.....................         67,190           (85,723)           594,691         4,801,317         3,042,043
Total assets........................        357,138         1,460,937          6,006,904         9,423,332        10,875,289
Long term debt, excluding
   current portion..................              -                 -               -                 -                 -
Stockholders' equity
   (deficit)........................         15,544           (46,929)           693,313         3,621,949         4,856,079

                         SELECTED FINANCIAL DATA OF SWWT

     The following table contains selected financial data of SWWT and is qualified by the more detailed financial statements and notes thereto included elsewhere in this report. The statement of operations data for the period from January 7, 2000 (inception) through December 31, 2000, and the balance sheet data as of December 31, 2000, have been derived from the financial statements of SWWT which were audited by Ernst & Young LLP, independent public accountants, as indicated in their report included in Item 8 of this report. The statement of operations data for the year ended December 31, 2001 and the balance sheet data as of December 31, 2001 have been derived from the financial statements of SWWT which were audited by Arthur Andersen LLP, independent public accountants, as indicated in their report included in Item 8 of this report. The financial data set forth below should be read in conjunction with SWWT's financial information and "SWWT Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this report.

                                                         PERIOD FROM
                                                       JANUARY 7, 2000
STATEMENTS OF                                           (INCEPTION) TO             YEAR ENDED
   OPERATIONS DATA:                                   DECEMBER 31, 2000        DECEMBER 31, 2001
                                                      -----------------        -----------------
OPERATING EXPENSES                                          $1,589,605                $1,170,836
Interest income .................................               86,455                    78,703
                                                           -----------               -----------
Net loss ........................................          $(1,503,150)              $(1,092,133)
                                                           ===========               ===========
Net loss per common share -
     basic and diluted...........................              ($0.96)                   ($0.70)
                                                           ===========               ===========
Weighted average common
     shares outstanding..........................            1,561,127                 1,561,127
                                                           ===========               ===========


                                                                   DECEMBER 31,
                                                         -----------------------------------
                                                            2000                    2001
                                                         ----------               ----------
BALANCE SHEET DATA (AT END OF YEAR):
Current assets..................................         $1,768,614               $1,080,880
Current liabilities.............................            446,764                  851,163
Working capital.................................          1,321,850                  229,717
Total assets....................................          2,018,614                1,330,880
Redeemable preferred stock......................          3,485,955                3,485,955
Accumulated deficit.............................         (1,506,272)              (2,598,405)
Stockholders' deficit...........................         (1,914,105)              (3,006,238)

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

      SANVISION MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

CURRENT BUSINESS ENVIRONMENT

     The IT services industry has been impacted by the Internet related downturn starting in early 2000. However, SanVision strictly adhered to its target market focus and avoided marketing its services to high-risk "dot-com" start-up businesses, which enabled SanVision to avoid significant deterioration in its business. By contrast, major competitors of SanVision, such as Scient, U.S. Web and iXL declined as a result of this negative exposure.

     However, the overall slowdown in the U.S. economy during 2001 had a major impact on the demand for IT services in general, not only in terms of intense and increasing competition among vendors, but also drastic budget cutting measures initiated by major corporate customers, which have cancelled or deferred many IT initiatives until the economy improves. In fact, the trend in the marketplace now is to fund only mission critical IT projects and services and to defer or cancel all other initiatives. Another major current trend among customers is to terminate higher priced non-employee consultants and either replace them with new employees or absorb the consultants into permanent positions to reduce costs.

     SanVision also lost some business in 2001, mainly from AIG, its largest customer, which decided not to renew contracts for some of the consultants after the expiration of their contract term or completion of their projects. In some cases, AIG also cancelled projects in midstream and laid off entire project teams, writing off large amounts of investment.

     SanVision was able to withstand the pressure and avoid any major decline in revenue during 2001 primarily by focusing on new business development. Specifically, cutbacks from two major clients, AIG and CableVision, were roughly offset by the revenue generated from three new clients, the Salomon Smith Barney unit of Citigroup, the World Wrestling Federation and Velocity Express.

     Going forward, management believes that the pressure on IT budgets will continue at least through the third quarter of 2002, if not longer. It is likely that more IT services work, including existing and new application development projects, will continue to be shifted offshore, primarily to India. Therefore, SVT will continue its emphasis on new business development and will revamp its off-shore capability.

CRITICAL ACCOUNTING POLICIES

     The consolidated financial statements of SanVision are prepared in conformity with accounting principles generally accepted in the United States. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the periods presented. The significant accounting policies which we believe are the most crucial to aid in fully understanding and evaluating SanVision's reported financial results include the following:

     Revenue Recognition

     Historically, SanVision's revenue from consulting services has been generated under time and materials contracts. Revenue from consulting services that are billed on a time and materials basis is recognized in the period during which the services are provided. During 2001, SanVision entered into two contracts based on a fixed fee amount. Revenue from the fixed fee contracts are recognized using a percentage of completion method based on the total costs incurred to date compared to the total costs to be incurred for the contracts. While our estimates of the total costs to be incurred have historically been within our expectations, any significant increase in the expected total costs to be incurred on our fixed fee contracts could have a material adverse impact on our operating results for the period or periods in which the revised estimates arise.

     Accounts Receivable

     We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current credit worthiness, as determined by our review of their current credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. Since our accounts receivable are concentrated in a relatively few number of customers, a significant change in the liquidity or financial position of any one of these customers could have a material adverse impact on the collectability of our accounts receivable and our future operating results.

     Goodwill and Intangible Assets

     In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the purchase method of accounting for all business combinations and that certain acquired intangible assets in a business combination be recognized as assets separate from goodwill. SFAS No. 142 requires that goodwill and other intangibles determined to have an indefinite life are no longer to be amortized but are to be tested for impairment at least annually. We have applied SFAS No. 141 in our preliminary allocation of the purchase price of the two acquisitions completed late in 2001. Accordingly, we identified and allocated a value to intangible assets totaling $1,852,888 related to customer contracts and acquired technology. The valuation of these intangible assets required us to use our judgment and is based on information available as of this time. We also recorded goodwill related to the two acquisitions completed late in 2001 of $1,061,056. The annual impairment testing required by SFAS No. 142 will also require us to use our judgment and could require us to write down the carrying value of our goodwill and other intangible assets in future periods.

RESULTS OF OPERATIONS

                                                               YEAR ENDED DECEMBER 31,
                                                    -----------------------------------------------
                                                         1999             2000             2001
                                                    -------------    -------------    -------------
Revenues ......................................     $  15,104,788    $  26,394,191    $  23,983,485
Cost of revenues ..............................        11,735,407       19,266,748       17,643,151
                                                    -------------    -------------    -------------
Gross profit ..................................         3,369,381        7,127,443        6,340,334
Operating expenses:
    General and administrative ................         1,795,526        3,099,730        3,658,506
                                                    -------------    -------------    -------------
      Operating income ........................         1,573,855        4,027,713        2,681,828
Interest expense, net .........................              --              4,803           38,818
                                                    -------------    -------------    -------------
      Income before income taxes ..............         1,573,855        4,022,910        2,643,010
Income taxes ..................................           833,613        1,842,935        1,224,379
                                                    -------------    -------------    -------------
Net income ....................................     $     740,242    $   2,179,975    $   1,418,631
                                                    =============    =============    =============

Revenues ......................................            100.0%           100.0%           100.0%
Cost of revenues ..............................             77.7%            73.0%            73.6%
                                                    -------------    -------------    -------------
Gross profit ..................................             22.3%            27.0%            26.4%
Operating expenses:
    General and administrative ................             11.9%            11.7%            15.2%
                                                    -------------    -------------    -------------
      Operating income ........................             10.4%            15.3%            11.2%
Interest expense, net .........................              0.0%             0.0%             0.2%
                                                    -------------    -------------    -------------
    Income before income taxes ................             10.4%            15.2%            11.0%
Income taxes ..................................              5.5%             7.0%             5.1%
                                                    -------------    -------------    -------------
Net income ....................................              4.9%             8.3%             5.9%
                                                    =============    =============    =============

     Year Ended December 31, 2001 Compared To Year Ended December 31, 2000

     Revenues for the year ended December 31, 2001 were $24.0 million, a decrease of $2.4 million, or 9.1%, from $26.4 million for the year ended December 31, 2000. Revenues increased in most major accounts, however that was offset by a decline in AIG revenues from its peak in early 2001 due to cancellation of several projects.

     Cost of revenues for the year ended December 31, 2001 was $17.6 million, a decrease of $1.6 million, or 8.4%. However, on a percentage of revenues basis, the cost of revenues increased from 73.0% in 2000 to 73.6% in 2001, thus decreasing the gross operating margin by 0.6%. The slight decrease in gross operating margin percentage was largely due to lower revenue growth and the impact of direct costs.

     General and administrative expenses for the year ended December 31, 2001 were $3.7 million, an increase of $0.6 million, or 18.0%, from $3.1 million for the year ended December 31, 2000, primarily due to increased sales, marketing and administrative overhead and increased legal and professional fees.

     The effective tax rate was 46.3% for the year ended December 31, 2001 which is consistent with 45.8% for year ended December 31, 2000.

     Year Ended December 31,2000 Compared To Year Ended December 31,1999

     Revenues for the year ended December 31, 2000 were $26.4 million, an increase of $11.3 million, or 74.7 %, from $15.1 million for the year ended December 31, 1999. The increase was primarily due to a substantial increase in billings to several existing customers for new projects related to e-business systems as well as increases in consultant billing rates, partially offset by the loss of MessageClick as a client account due to the restructuring and sale of MessageClick.

     Cost of revenues for the year ended December 31, 2000 was $19.3 million, an increase of $7.5 million, or 64.2%, primarily due to increased salaries and benefits paid to a larger number of consultants on billing. In addition, included in cost of revenues for the year ended December 31, 2000 is $0.4 million related to a non-cash compensation charge for the issuance of common stock to an officer of SanVision by its majority shareholder. However, on a percentage of revenues basis, the cost of revenues declined from 77.7% in 1999 to 73.0% in 2000, thus increasing the gross operating margin by 4.7%. The increase in gross operating margin percentage was largely due to higher revenue growth versus the increase in direct costs.

     General and administrative expenses for the year ended December 31, 2000 were $3.1 million, an increase of $1.3 million, or 72.6%, from $1.8 million for the year ended December 31, 1999, primarily due to increased sales, marketing and administrative overhead costs, increased legal and professional fees, as well as a write off of approximately $0.4 million resulting from the settlement of accounts receivable in connection with the restructuring and sale of MessageClick, a former client of SVT. In addition, included in general and administrative expenses for the year ended December 31, 2000 is $0.4 million related to a non-cash compensation charge for the issuance of common stock to an officer of SanVision by its majority shareholder.

     The effective tax rate was 45.8% for the year ended December 31, 2000 as compared with 53.0% for the year ended December 31, 1999. The higher effective rate in 1999 was due to the impact of certain non-deductible expenses based on the lower taxable income in 1999 as compared to 2000.

     Quarterly Results of Operations

     The following tables present certain unaudited consolidated quarterly financial information for each quarter in the years ended December 31, 2000 and 2001. In the opinion of SanVision's management, this information has been prepared on the same basis as the consolidated financial statements appearing elsewhere in this report and includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial results set forth herein. Results of operations for any previous quarter are not necessarily indicative of results for any future period.

                                      MAR. 31       JUNE 30       SEP. 30       DEC. 31         MAR. 31
                                       2000          2000           2000          2000           2001
                                    -----------   -----------   -----------    -----------   -----------
STATEMENT OF OPERATIONS DATA:
Revenues ........................   $ 5,777,938   $ 5,893,813   $ 6,985,961    $ 7,736,479   $ 7,421,191
Cost of revenues ................     4,230,815     4,287,704     5,020,113      5,728,116     5,281,850
                                    -----------   -----------   -----------    -----------   -----------
Gross profit ....................     1,547,123     1,606,109     1,965,848      2,008,363     2,139,341

Operating expenses:
General and administrative ......       821,690       506,903       933,731        837,406       765,921
                                    -----------   -----------   -----------    -----------   -----------
Operating income (loss) .........       725,433     1,099,206     1,032,117      1,170,957     1,373,420
Interest expense, net ...........           136         3,667        (1,498)         2,498        (1,580)
                                    -----------   -----------   -----------    -----------   -----------
Income (loss) before income taxes       725,297     1,095,539     1,033,615      1,168,459     1,375,000
Income taxes ....................       332,266       501,877       473,509        535,283       622,047
                                    -----------   -----------   -----------    -----------   -----------
Net income (loss) ...............   $   393,031   $   593,662   $   560,106    $   633,176   $   752,953
                                    ===========   ===========   ===========    ===========   ===========
Earnings per share (basic
   and diluted) .................   $      0.01   $      0.02   $      0.02    $      0.02   $      0.03
Weighted average number of shares
   outstanding ..................    29,887,454    29,887,454    29,887,454     29,887,454    29,887,454

                                         JUNE 30        SEP. 30        DEC. 31
                                          2001           2001           2001
                                       -----------   -----------    -----------
STATEMENT OF OPERATIONS DATA:
Revenues ........................      $ 5,833,665   $ 5,292,381    $ 5,436,248
                                       -----------   -----------    -----------
Cost of revenues ................        4,166,978     3,867,148      4,327,175
Gross profit ....................        1,666,687     1,425,233      1,109,073
Operating expenses:
General and administrative ......          834,832       935,792      1,121,961
                                       -----------   -----------    -----------
Operating income (loss) .........          831,855       489,441        (12,888)
Interest expense, net ...........           29,763       (18,249)        28,884
                                       -----------   -----------    -----------
Income (loss) before income taxes          802,092       507,690        (41,772)
Income taxes ....................          362,864       223,241         16,227
                                       -----------   -----------    -----------
Net income (loss) ...............      $   439,228   $   284,449    $   (57,999)
                                       ===========   ===========    ===========
Earnings per share (basic
   and diluted) .................      $      0.01   $      0.01    $      --
Weighted average number of shares
   outstanding ..................       29,887,454    29,887,454     29,887,454

LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 2001, SanVision had net working capital of $3,042,000 composed primarily of accounts receivable and cash and cash equivalents. SanVision has historically financed, and continues to finance, its business mainly with cash flow from operations and has not obtained any outside institutional equity funding, such as a venture capital or private equity fund.

     However, the cash flow from operations varies significantly from month to month primarily due to changes in net income, collection of accounts receivable and tax payments. For this reason, in May 2000, SanVision obtained a revolving credit facility for $3,000,000 which provided for borrowings up to the available borrowing base, based on the amount of eligible accounts receivable outstanding at the end of the previous month. This credit facility was terminated in early 2002 as a result of the lender's filing for bankruptcy protection. SVT has been negotiating a new revolving credit facility for $3.5 million which we anticipate will be available beginning in May of 2002.

     Net cash provided by operating activities was $3,497,000 for the year ended December 31, 2001, as compared to net cash used in operating activities of $55,000 for the year ended December 31, 2000. The increase in cash provided by operating activities is due primarily to a significant decrease in accounts receivable offset by a decrease in accounts payable.

     Net cash used in investing activities was $4,023,000 for the year ended December 31, 2001, as compared to $82,000 for the year ended December 31, 2000. The net cash used in investing activities for 2001 was related to the net cash paid of $3,207,000 for two business acquisitions completed in late 2001, a deposit payment of $800,000 for a business acquisition which was effective in January, 2002 and purchases of property and equipment of $17,000. The cash for 2000 was used for purchases of property and equipment.

     Net cash provided by financing activities was $40,000 for the year ended December 31, 2001, as compared to $12,000 provided by financing activities for the year ended December 31, 2000. The cash provided by financing activities in 2001 and 2000 was in connection with borrowings under SanVision's $3,000,000 revolving line of credit facility.

     Due to the September 11th tragedy, SanVision's offices in downtown Manhattan were inaccessible for about two weeks and the communication links were down for almost four weeks. Most of SanVision's consultants work on projects at client locations in downtown Manhattan. Business was disrupted primarily at five clients who are located in the New York City downtown area and who accounted for a substantial part of SanVision's revenues in the year ended December 31, 2001. Management estimates that SanVision's total financial loss was approximately $200,000. While one client formerly located in 7 World Trade Center has temporarily relocated to New Jersey, no loss of business is expected from this client as a result of the relocation, and none of SanVision's other clients have advised SanVision that they intend to relocate permanently from downtown Manhattan.

     In the normal course of business, the Company has entered into obligations and commitments to make future payments under debt and lease agreements as summarized in the table below:

                                           PAYMENTS DUE BY PERIOD
                               ------------------------------------------------------
                                          LESS THAN                            AFTER
                                TOTAL      1 YEAR    1-3 YEARS  4-5 YEARS    5 YEARS
                               --------   --------   --------   ---------   ---------
Line of credit . ............  $ 51,614   $ 51,614   $     --   $      --   $      --
Operating leases ............   273,890    175,668     98,222          --          --
                               --------   --------   --------   ---------   ---------
                               $325,504   $227,282   $ 98,222   $      --   $      --
                               ========   ========   ========   =========   =========

     Management believes that cash generated from operations and its current cash balance will be sufficient to satisfy its projected working capital and planned capital expenditure requirements for the foreseeable future. However, if SanVision requires additional funds to support working capital requirements or for other purposes, it may seek to raise the funds through public or private equity financings or from other sources. Additional financing may not be available, or, if it is available, it may be dilutive or may not be obtainable on acceptable terms.

NEW ACCOUNTING PRONOUNCEMENTS

     In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations." SFAS No. 141 eliminates the use of the pooling-of-interests method of accounting for business combinations and establishes the purchase method of accounting as the only acceptable method on all business combinations initiated after June 30, 2001.

     In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." This statement modifies existing generally accepted accounting principles related to the amortization and impairment of goodwill and other intangible assets. Upon adoption of the new standard, goodwill, including goodwill associated with equity method investments, will no longer be amortized. In addition, goodwill, other than goodwill associated with equity method investments, must be assessed at least annually for impairment using a fair-value based approach. The provisions of this statement are required to be adopted as of the beginning of the first fiscal year after December 15, 2001. Impairment losses that arise due to the initial application of this statement are to be reported as a cumulative effect of change in accounting principle. SVT has not yet determined what the impact of the impairment tests will be upon implementing the provisions of this statement.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The statement supersedes both SFAS No. 121 and the provisions of Accounting Principles Board Opinion No. 30 that are related to the accounting and reporting for the disposal of a segment of a business. SFAS No. 144 establishes a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale. This statement retains most of the requirements in SFAS No. 121 related to the recognition of impairment of long-lived assets to be held and used. However, SFAS No. 144 eliminates the requirement to allocate goodwill to long-lived assets to be tested for impairment. Instead, as previously mentioned, beginning in 2002 SVT will test the impairment of its goodwill under the provisions of SFAS No. 142. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. SVT management does not believe that adoption of this statement will materially impact its financial position, cash flows or results of operations.

                  SWWT MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     On April 14, 2000, SWWT and its newly-formed wholly-owned subsidiary ENWC Acquisition, Inc. entered into a merger agreement with E-Newco. The merger, which became effective on April 24, 2000, was accounted for as a purchase of SWWT by E-Newco in a "reverse acquisition" because the pre-merger stockholders of SWWT did not have voting control of the combined entity after the merger. In a reverse acquisition, the accounting treatment differs from the legal form of transaction, because the continuing legal parent company, SWWT, is not assumed to be the acquirer and the financial statements of the combined entity are those of the accounting acquirer (E-Newco), including any comparative prior year financial statements presented by the combined entity after the business combination. Consequently, the December 31, 2000 financial statements included herein are those of E-Newco as adjusted for the recapitalization described below. No pro-forma information giving effect to the acquisition is required because SWWT, prior to the merger, was a public corporation without substantial business operations. In accordance with the reverse acquisition accounting treatment, the capital accounts of E-Newco were recapitalized to give effect to the merger exchange ratio (757,778 shares of series B convertible preferred stock of SWWT for each share of common stock of E-Newco).

RESULTS OF OPERATIONS

     SWWT had no operations for the period ended December 31, 2000. For the period from January 7, 2000 (inception) through December 31, 2000, SWWT incurred a net loss of $(1,503,150) or $(.96) per share. Operating costs of $1,589,605 consisted primarily of accrued payroll expenses ($241,000), insurance expense ($210,000), professional fees ($365,000), write down due to permanent impairment of SWWT's investment in SchoolNet ($250,000) and write-off of the advance receivable from DigaFuel ($435,000). Offsetting these costs was other income of $86,455 principally related to interest income from the notes receivable and short-term cash investments.

     SWWT had no operations in the year ended December 31, 2001, and incurred a net loss of $(1,092,133) or $(.70) per share. General and administrative costs of $1,170,836 principally related to professional fees, insurance expenses and payroll expenses. Offsetting these costs was other income of $78,703, principally related to interest income from the note receivable and short-term cash investments.

     General and administrative expenses increased $266,231 or 29.4% for the year ended December 31, 2001, as compared to the period from January 7, 2000 (inception) through December 31, 2000, due mainly to an increase in professional fees in 2001 related to the merger.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash used in operating activities was $616,797 for the year ended December 31, 2001, as compared with $735,017 for the year ended December 31, 2000. SWWT had working capital of $229,117 at December 31, 2001.

         In connection with the Combination with SanVision, the shareholders of SWWT rescinded their election that SWWT redeem the series B preferred stock.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

     As discussed in the notes to the SanVision financial statements in Item 8 of this report, until earlier this year SanVision's only interest-bearing debt obligation was a $3.0 million revolving line of credit which bore interest at the lender's prime rate plus 1%. There were only minimal borrowings under this line of credit, which terminated in early 2002.

     The Company's earnings and cash flow are subject to fluctuations due to changes in foreign currency exchange rates in connection with its subsidiary in India. We do not anticipate any material currency risk to the Company's financial condition or results of operations resulting from currency fluctuations.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

                          INDEX TO FINANCIAL STATEMENTS


SWWT, INC.                                                                                                             Page

Report of Independent Public Accountants......................................................................          36

Report of Independent Auditors................................................................................          37
Balance Sheets as of December 31, 2000 and 2001...............................................................          38
Statements of Operations for the period from January 7, 2000 (inception) to
     December 31, 2000, and for the year ended December 31, 2001..............................................          39
Statements of Changes in Stockholders' Deficit for the period from January 7, 2000 (inception) to December 31,
     2000, and for the year ended December 31, 2001...........................................................          40
Statements of Cash Flows for the period from January 7, 2000 (inception) to
     December 31, 2000, and for the year ended December 31, 2001..............................................          41
Notes to Financial Statements.................................................................................          42

SANVISION TECHNOLOGY INC.

Report of Independent Public Accountants......................................................................          51
Consolidated Balance Sheets as of December 31, 2000 and 2001..................................................          52
Consolidated Statements of Operations for the years ended December 31, 1999, 2000 and 2001....................          53
Consolidated Statements of Stockholders' Equity for the years ended December 31, 1999, 2000
     and 2001.................................................................................................          54
Consolidated Statements of Cash Flows for the years ended December 31, 1999, 2000 and 2001....................          55
Notes to Consolidated Financial Statements...................................................................           56

SVT INC. PRO FORMA (UNAUDITED)

Pro Forma Condensed Combined Financial Information............................................................          70
Pro Forma Condensed Combined Balance Sheet as of December 31, 2001............................................          71
Pro Forma Condensed Statement of Operations for the year ended December 31, 2001..............................          73

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To SWWT, Inc.:

     We have audited the accompanying balance sheet of SWWT, Inc. (a Delaware corporation) as of December 31, 2001, and the related statements of operations, changes in stockholders' deficit and cash flows for the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SWWT, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year December 31, 2001 in conformity with accounting principles generally accepted in the United States.

                                               /s/ Arthur Andersen LLP

Philadelphia, Pennsylvania
March 20, 2002

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
SWWT, Inc.:

     We have audited the accompanying balance sheet of SWWT, Inc. as of December 31, 2000 and the related statements of operations, changes in stockholders' deficit and cash flows from January 7, 2000 (date of inception) to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SWWT, Inc. at December 31, 2000 and the results of its operations and its cash flows from January 7, 2000 (date of inception) to December 31, 2000 in conformity with accounting principles generally accepted in the United States.

     The accompanying financial statements have been prepared assuming that SWWT, Inc. will continue as a going concern. As more fully described in Note 1, the Company had a substantial net loss since inception and may be required to redeem its Series B Preferred Stock, which would eliminate the Company's cash balance and negatively impact the Company's ability to satisfy its obligations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

                                                /s/ Ernst & Young LLP

New York, New York
April 12, 2001

                                   SWWT, INC.

                                 BALANCE SHEETS
                        AS OF DECEMBER 31, 2000 AND 2001

                                                                       2000           2001
                                                                    -----------    -----------
ASSETS
Current assets:
    Cash and cash equivalents ................................      $ 1,654,983    $ 1,038,186
    Prepaid expenses .........................................           95,594           --
    Interest receivable ......................................           18,037         42,694
                                                                    -----------    -----------
        Total current assets .................................        1,768,614      1,080,880
Investment ...................................................          250,000        250,000
                                                                    -----------    -----------
        Total assets .........................................      $ 2,018,614    $ 1,330,880
                                                                    ===========    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accrued expenses ..........................................      $   446,764    $   851,163
                                                                    -----------    -----------
Series B Preferred stock, $.001 par value;
   1,000,000 shares authorized, 757,778 shares
   issued and outstanding ....................................        3,485,955      3,485,955
                                                                    -----------    -----------
Commitments and contingencies
Stockholders' deficit:
Preferred stock, $.001 par value;
   50,000,000 shares authorized,
   757,778 shares of Series B shares issued
   and outstanding ...........................................             --             --
Common stock, $.001 par value;
   750,000,000 shares authorized,
   1,561,127 shares issued and outstanding ...................            1,561          1,561
Additional paid-in capital ...................................            1,561          1,561
Accumulated deficit ..........................................       (1,506,272)    (2,598,405)
Note receivable ..............................................         (410,955)      (410,955)
                                                                    -----------    -----------
        Total stockholders' deficit ..........................       (1,914,105)    (3,006,238)
                                                                    -----------    -----------
        Total liabilities and stockholders' deficit ..........      $ 2,018,614    $ 1,330,880
                                                                    ===========    ===========


   The accompanying notes are an integral part of these financial statements.

                                   SWWT, INC.

                            STATEMENTS OF OPERATIONS

                                                                 JANUARY 7, 2000
                                                                  (INCEPTION) TO               YEAR ENDED
                                                                 DECEMBER 31, 2000          DECEMBER 31, 2001
                                                                 -----------------            -----------
Operating expenses:
   General and administrative expenses .......................   $         904,605            $ 1,170,836
   Impairment charge for investment ..........................             250,000                   --
   Write-off of advance related to investment ................             435,000                   --
                                                                 -----------------            -----------
Total operating expenses .....................................           1,589,605              1,170,836
Other income:
   Interest income ...........................................              86,455                 78,703
                                                                 -----------------            -----------
Net loss .....................................................   $      (1,503,150)           $(1,092,133)
                                                                 =================            ===========
Net loss per share - basic and diluted .......................   $           (0.96)           $     (0.70)
                                                                 =================            ===========
Basic and diluted weighted average shares
   outstanding ...............................................           1,561,127              1,561,127
                                                                 =================            ===========



   The accompanying notes are an integral part of these financial statements.

                                   SWWT, INC.

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

                                            COMMON STOCK         ADDITIONAL                                      TOTAL
                                     -------------------------    PAID-IN        NOTE         ACCUMULATED    STOCKHOLDERS'
                                       SHARES         AMOUNT      CAPITAL      RECEIVABLE        DEFICIT       DEFICIT
                                     -----------   -----------   -----------   -----------    -----------    -----------
Balance, January 7, 2000 ..........         --     $      --     $      --     $      --      $      --      $      --
Contributed capital from
   SWWT as a result of the
   merger .........................    1,561,127         1,561         1,561          --           (3,122)          --
Note receivable on sale
   of restricted stock ............         --            --            --        (410,955)          --         (410,955)

Net loss ..........................         --            --            --            --       (1,503,150)    (1,503,150)
                                     -----------   -----------   -----------   -----------    -----------    -----------
Balance,
   December 31, 2000 ..............    1,561,127         1,561         1,561      (410,955)    (1,506,272)    (1,914,105)

Net loss ..........................         --            --            --            --       (1,092,133)    (1,092,133)
                                     -----------   -----------   -----------   -----------    -----------    -----------
Balance,
   December 31, 2001 ..............    1,561,127   $     1,561   $     1,561   $  (410,955)   $(2,598,405)   $(3,006,238)
                                     ===========   ===========   ===========   ===========    ===========    ===========








   The accompanying notes are an integral part of these financial statements.

                                   SWWT, INC.

                            STATEMENTS OF CASH FLOWS

                                                                 JANUARY 7, 2000          YEAR ENDED
                                                                  (INCEPTION) TO         DECEMBER 31,
                                                                DECEMBER 31, 2000            2001
                                                                 ---------------        ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss .....................................................   $    (1,503,150)       $    (1,092,133)
Adjustments to reconcile net loss to net cash used in
operating activities:
    Impairment charge for investment .........................           250,000                   --
    Write-off of advance related to investment ...............           435,000                   --
Changes in operating assets and liabilities- .................              --
    Prepaid expenses .........................................           (95,594)                95,594
    Interest receivable ......................................           (18,037)               (24,657)
    Accrued expenses .........................................           196,764                404,399
                                                                 ---------------        ---------------
Net cash used in operating activities ........................          (735,017)              (616,797)
                                                                 ---------------        ---------------
CASH FLOWS FROM INVESTING ACTIVITIES:

    Investment in SchoolNet, Inc. ............................          (500,000)                  --
    Advance to DigaFuel, Inc. ................................        (1,000,000)                  --
    Repayment of advance to DigaFuel, Inc. ...................           565,000                   --
Net cash used in investing activities ........................          (935,000)                  --
                                                                 ---------------        ---------------
CASH FLOWS FROM FINANCING ACTIVITIES:

    Proceeds from issuance of preferred stock ................         3,575,000                   --
    Payment of stock issuance costs ..........................          (250,000)                  --
    Cash acquired in the SWWT/E-Newco merger .................           740,635                   --
    Dividend to pre-merger stockholders ......................          (740,635)                  --
                                                                 ---------------        ---------------
Net cash provided by financing activities ....................         3,325,000                   --
                                                                 ---------------        ---------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS .........         1,654,983               (616,797)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD ...............              --                1,654,983
                                                                 ---------------        ---------------
CASH AND CASH EQUIVALENTS, END OF PERIOD .....................   $     1,654,983        $     1,038,186
                                                                 ===============        ===============



   The accompanying notes are an integral part of these financial statements.

                                   SWWT, INC.

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 2001

1    ORGANIZATION AND BASIS OF PRESENTATION:

     SWWT, Inc. (the Company) formerly known as SweetWater, Inc. (the Predecessor) was engaged in the manufacture and sale of portable water filtration and purification devices. On February 6, 1998, the Predecessor sold substantially all of its assets and had no further operating business.

     On April 14, 2000, the Predecessor and its newly formed, wholly-owned subsidiary, ENWC, entered into a merger agreement (the Merger Agreement) with E-Newco, Inc. (E-Newco). E-Newco was a holding company, incorporated in the state of Delaware on January 7, 2000, for the purpose of funding early-stage Internet properties and acquiring existing companies focused on media, music, entertainment, and consumer applications. E-Newco had not initiated any significant operations as of December 31, 2001.

     The merger was accounted for as a purchase of the Predecessor by E-Newco in a "reverse acquisition" because the existing stockholders of the Predecessor, prior to the merger, did not have voting control of the combined entity after the merger. In a reverse acquisition, the accounting treatment differs from the legal form of the transaction, as the continuing legal parent company, Predecessor, is not assumed to be the acquirer and the financial statements of the combined entity are those of the accounting acquirer (E-Newco), including any comparative prior year financial statements presented by the combined entity after the business combination. Since Predecessor, prior to the merger, had no substantial business operations, pro-forma information giving effect to the acquisition is not required.

     In accordance with the terms of the Merger Agreement, the Company issued
757.772 shares of its newly designated Series B Convertible Preferred Stock (the Series B Preferred Stock), to the stockholders of E-Newco in exchange for each share of E-Newco common stock. On April 24, 2000, the stockholders of E-Newco exchanged their 1,000 shares of issued and outstanding common stock of E-Newco at that date for an aggregate of 757,778 shares of Series B Preferred Stock (Series B Preferred). E-Newco merged with ENWC (the Merger) and became a wholly owned subsidiary of the Company. The terms of the Series B Preferred Stock provided for automatic conversion into an aggregate of 75,777,162 (before consideration of the change in the conversion ratio and stock split effective in January 2002 - see Note 3) shares of common stock following the approval by the stockholders of the Company of the requisite increase to the amount of authorized common stock and the receipt by the Company of additional equity financing of at least $15 million. The stockholders approved the increase in authorized common stock by written consent in June 2000. The Company did not obtain additional financing. The holders of the Series B Preferred Stock voted with the holders of the common stock on an as-converted basis and possessed approximately 95.5 percent of the voting power of the Company. Prior to the closing of the merger, SWWT paid a one-time cash dividend of an aggregate of $740,365 to its pre-merger stockholders. The dividend payment consisted of the cash on

                                   SWWT, INC.

                          NOTES TO FINANCIAL STATEMENTS
                     DECEMBER 31, 2000 AND 2001 (CONTINUED)



SWWT's balance sheet immediately prior to the consummation of the Merger, less expenses related to the Merger and the settlement of certain claims.

     The terms of the Series B Preferred Stock provided that if the Company did not receive additional equity financing of at least $15 million within 180 days of the consummation of the Merger (October 21, 2000), the holders of the common stock were entitled to elect to cause the Company to redeem the outstanding shares of Series B Preferred Stock at an aggregate redemption price equal to the Company's cash and cash equivalents balance held by the Company on October 31, 2000 (approximately $1.5 million).

     In November 2000, the Company received an action by written consent signed by the holders of a majority of the outstanding shares of its common stock notifying the Company that such holders elected to exercise the right to cause the Company to redeem the Series B Preferred Stock. Upon receipt of the action, the Company considered the legality of the redemption under applicable law and continued to have discussions with the holders of a majority of the outstanding shares of the common stock regarding the redemption election. As a result, the Series B Preferred stock has been excluded from stockholders' equity.

         See Note 3 for disclosure of the merger transaction with SanVision Technology Inc. which was effective on February 1, 2002.

2     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Cash and cash equivalents

     The Company considers all cash balances and highly-liquid investments with an original maturity of three months or less to be cash equivalents.

     Concentration of credit risk

     The Company's cash and cash equivalents are subject to potential concentrations of credit risk, as the Company has cash deposits in excess of federally insured limits.

     Fair value of financial instruments

     The Company's financial instruments consist primarily of cash and cash equivalents and investment. The book values of cash and cash equivalents and investment are considered to be representative of their respective fair values.

     Use of estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and

                                   SWWT, INC.

                          NOTES TO FINANCIAL STATEMENTS
                     DECEMBER 31, 2000 AND 2001 (CONTINUED)


liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Accrued expenses

     Accrued expenses consist of the following:

                                                            DECEMBER 31,
                                                      ------------------------
                                                       2000            2001
                                                      --------        --------
 Accrued salaries and related benefits.............   $225,000        $525,000
 Accrued professional fees.........................    170,000         225,000
 Other accrued expenses............................     51,764         101,163
                                                      --------        --------
                                                      $446,764        $851,163
                                                      ========        ========

     Income taxes

     The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the liability method of accounting for deferred income taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities. Deferred tax assets or liabilities at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered.

     Earnings per share

     The Company follows SFAS No. 128, "Earnings Per Share," to compute earnings per share. SFAS No. 128 requires dual presentation of basic and diluted earnings per share (EPS) for complex capital structures on the statements of operations. Basic EPS is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from the exercise or conversion of securities into common stock unless they are anti-dilutive.

     Stock split

     On January 29, 2002, the Company's stockholders approved a one-for-two reverse stock split for all outstanding shares of common stock on that date. All share and per share data has been retroactively restated to reflect this stock split.

                                   SWWT, INC.

                          NOTES TO FINANCIAL STATEMENTS
                     DECEMBER 31, 2000 AND 2001 (CONTINUED)


3.   MERGER WITH SANVISION TECHNOLOGY INC.:

     On July 23, 2001, the Company entered into a merger agreement, as amended on October 24, 2001 and December 18, 2001, (the SanVision Merger Agreement) with SanVision Technology Inc. (SanVision) an IT solutions company specializing in e-business software and services, and E-Newco. Pursuant to the merger (the SanVision Merger), E-Newco will be merged with and into SanVision, and SanVision will become a wholly-owned subsidiary of the Company. SanVision will be merged with and into the Company as soon as practicable after the SanVision Merger. The combined company will pursue a strategy of cross-border development, with software developers collaborating between India and the United States on development projects and recruiting initiatives. Under the terms of the SanVision Merger Agreement, the combined company will be renamed SVT Inc.

     Under the SanVision Merger Agreement, the Company will issue 35,792,599 shares of common stock to the stockholders of SanVision in exchange for their shares of SanVision. Upon completion of the transactions contemplated by the SanVision Merger Agreement, including without limitation, a one-for-two reverse stock split of the Company's common stock and a change in the conversion ratio applicable to the Series B Preferred Stock into common stock from 1 to 100 to approximately 1 to 10 and the conversion of all Series B Preferred Stock into common stock, the combined company will have outstanding 40,905,826 shares of common stock, on an as converted and fully diluted basis, of which the current stockholders of SanVision will own approximately 87.5 percent. The proposed merger has been approved by the board of directors of each company and the stockholders of SanVision. As of December 31, 2001, consummation of the proposed merger was subject to approval by the SWWT stockholders of the reverse stock split and the change in the conversion ratio of the Series B Preferred Stock and various other closing conditions.

     On January 29, 2002, the Company's stockholders approved the one for two reverse stock split and the change in the conversion ratio of the Series B Preferred stock into common stock from 1 to 100 to approximately 1 to 10 and the conversion of all Series B Preferred Stock into common stock. Effective on January 31, 2002, the Company's certificate of incorporation was amended and restated for the following items, among others: the name of the Company was changed to SVT Inc. and subject to completion of the merger with SanVision the number of authorized shares will consist of 100,000,000 shares of $.001 par value per share of Common stock and 20,000,000 shares of $.001 par value per share of Preferred stock. Effective on February 1, 2002, the merger with SanVision was completed.

     For accounting and financial reporting purposes, SanVision will be the acquirer through a reverse merger. The combination will be treated as an issuance of shares, primarily for cash, by SanVision. The surviving corporation will reflect, in its consolidated financial statements, the assets and liabilities of SanVision at their historical book values and the tangible assets and liabilities of the Company at their fair values. The surviving corporation will not combine the historical earnings of the Company with those of SanVision, but will report SanVision's operations through the effective date of the merger.

                                   SWWT, INC.

                          NOTES TO FINANCIAL STATEMENTS
                     DECEMBER 31, 2000 AND 2001 (CONTINUED)


     The most recent summarized balance sheet information for SanVision Technology Inc. is as follows:

                                                                DECEMBER 31,
                                                                   2001
                                                                (unaudited)
                                                                -----------
ASSETS:
    Cash and cash equivalents.............................      $   526,076
    Accounts receivable...................................        5,368,383
    Other current assets..................................        1,116,373
    Other assets..........................................        3,864,457
                                                                -----------
TOTAL ASSETS..............................................      $10,875,289
                                                                ===========
LIABILITIES AND STOCKHOLDERS' EQUITY:

    Accounts payable and accrued expenses.................       $3,916,875
    Line of credit........................................           51,614
    Noncurrent deferred income taxes......................        2,050,421
    Stockholders' equity..................................        4,856,379
                                                                -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY................      $10,875,289
                                                                ===========


4.   INVESTMENT AND ADVANCE:

On March 16, 2000, the Company used advances received on the issuance of common stock to purchase an exchangeable demand promissory note and a stock purchase warrant for $300,000, which is exchangeable into and exercisable for shares of capital stock of SchoolNet, Inc. (SchoolNet) upon the occurrence of certain events. During August 2000, an additional $200,000 was invested in SchoolNet on similar terms. SchoolNet is an application service provider to school districts. Nonetheless, during the fourth quarter of 2000, the Company reduced its carrying value of the investment in SchoolNet by $250,000 due to impairment in value resulting primarily from uncertain market conditions. As of December 31, 2001, the Company's carrying value in SchoolNet was $250,000, which management believes approximates fair value.

     During September 2000, the Company made a $1,000,000 advance to DigaFuel, Inc. (DigaFuel). The advance was made in anticipation of an investment in DigaFuel by the Company and if the Company decided not to proceed with such investment, the cash would be returned, subject to deduction of amounts that the Company agreed could be used for operations of DigaFuel during the period that negotiations continued. On December 21, 2000, DigaFuel repaid $565,000 and the remaining balance of $435,000 was to be converted into the capital stock of DigaFuel, if DigaFuel closed a financing round by June 13, 2001 with proceeds exceeding $2,000,000. During the fourth quarter of 2000, the Company wrote-off the remaining balance of the advance, as a result of the Company's assessment of DigaFuel's limited prospects for long-term liquidity and the current difficulty encountered by early stage companies in raising additional equity financing.

                                   SWWT, INC.

                          NOTES TO FINANCIAL STATEMENTS
                     DECEMBER 31, 2000 AND 2001 (CONTINUED)


5.     RELATED-PARTY TRANSACTIONS:

     On March 23, 2000, the Company's CEO issued a $500,000 note receivable, payable on demand, to the Company in connection with the purchase of common stock. Interest accrued at the greater of (i) 6 percent or (ii) the applicable federal mid-term rate. On September 14, 2000, the note was repaid, at which time the accrued interest of $16,000 was forgiven.

     Restricted Common Stock

     Effective April 8, 2000, the Company issued 110 shares of E-Newco restricted common stock for a purchase price of $410,955 to the Company's CEO in accordance with a Restricted Stock Purchase Agreement. The purchase price was established based on the fair market value of the common stock at the date of grant. These shares were issued subject to transfer and other restrictions. The restricted stock vests over a three-year period. Such shares of E-Newco restricted common stock were exchanged for 83,355 shares of restricted Series B Preferred stock in the Merger (see Note 1).

     Concurrent with the execution of his employment agreement, the Company's CEO issued to the Company a $410,955 promissory note receivable. The note bore interest at a rate of 6 percent per year and the principal plus interest were due on the earlier of 7 years form the date of the note, termination of employment, or breach of the agreement governing the restricted shares. The proceeds from the note receivable were used to purchase the 110 shares of restricted common stock of E-Newco. The CEO pledged to the Company an interest in the restricted shares of the Company's Common stock as security for the promissory note.

     On January 21, 2002, the Company and the CEO finalized a release agreement which included provisions that the Company agreed to cancel the outstanding balance under the promissory note of $410,955 along with the interest receivable of $42,694, in exchange for the CEO returning the 83,355 shares of restricted Series B Preferred stock to the Company. In addition, as part of the release agreement the CEO agreed to forgive the $525,000 of accrued salaries payable to him as of December 31, 2001, under the provisions of his employment agreement.

                                   SWWT, INC.

                          NOTES TO FINANCIAL STATEMENTS
                     DECEMBER 31, 2000 AND 2001 (CONTINUED)

6.   NET LOSS PER SHARE:

     Net loss per share was calculated as follows:

                                                 JANUARY 7, 2000
                                                 (INCEPTION) TO            YEAR ENDED
                                                DECEMBER 31, 2000      DECEMBER 31, 2001
                                                -----------------      -----------------
Numerator for basic and diluted
   loss per share:
Net loss .......................................   $(1,503,150)           $(1,092,133)
                                                   ===========            ===========
Denominator for basic and diluted
   loss per share - weighted average shares.....     1,561,127              1,561,127
                                                   ===========            ===========
Basic and diluted net loss per share ...........   $     (0.96)           $     (0.70)
                                                   ===========            ===========

     Diluted loss per share from January 7, 2000 (inception) to December 31, 2000 and for the year ended December 31, 2001 does not include the effect of options outstanding to purchase 180,000 shares of common stock or warrants outstanding (during a portion of 2000) to purchase 44,218 shares of common stock, as the effect of their inclusion is antidilutive.

7. INCOME TAXES:

     As disclosed in Note 2, the Company accounts for income taxes using the liability method in accordance with SFAS No. 109. No provision for income taxes has been recorded as the Company has incurred net losses since inception.

     At December 31, 2000 and 2001, the Company had approximately $1,503,000 and $2,600,000, respectively, of net operating loss carryforwards available to offset future federal taxable income which begin to expire in 2020.

     As of December 31, 2000 and 2001, the Company had a gross deferred tax asset of approximately $631,000 and $1,000,000, respectively, related to the net operating loss carryforward. The full utilization of the loss in the future is dependent upon the Company's ability to generate taxable income, accordingly, a valuation allowance of an equal amount has been established.

     The Tax Reform Act of 1986 contains provisions that limit the utilization of net operating loss and tax credit carryforwards if there has been a cumulative ownership change of greater than 50 percent within a three-year period.

8.   STOCK OPTION PLAN:

     As of the E-Newco Merger date (see Note 1), stock options were previously granted by SWWT to certain directors for an aggregate of 180,000 shares of common stock at an exercise price of $2.625 per share. The options became exercisable on February 5, 2000 and expired on

                                   SWWT, INC.

                          NOTES TO FINANCIAL STATEMENTS
                     DECEMBER 31, 2000 AND 2001 (CONTINUED)

the later of the first anniversary of the date the individual ceased to be a director or February 5, 2001. During 2001, the options held by certain directors for an aggregate of 150,000 shares of common stock expired based on the terms of the original grants. However, on January 28, 2002, the Board of Directors authorized an amendment to these options which revised the expiration provisions to specify the expiration date as of February 5, 2008 and the revision was effective as of January 24, 2000. For accounting purposes this amendment represents a new measurement date which will result in an expense charge in the first quarter of 2002.

     Following the E-Newco Merger, the Board of Directors and stockholders of the Company authorized the adoption of the SWWT, Inc. 2000 Stock Incentive Plan (the Plan), under which 8,400,000 shares of common stock are available for awards in the form of non-qualified stock options, incentive stock options, restricted stock, restricted stock units and other awards. The Plan is administered by the Board of Directors or, at the Board's sold discretion, by a committee thereof. The Plan provides for discretionary grants of awards to officers, directors, employees, consultants or advisors of the Company. There were no stock options granted during 2000 or 2001 under the Plan.

9.   COMMON STOCK WARRANTS:

     As of the E-Newco Merger date (see Note 1), stock warrants were previously granted by SWWT for an aggregate of 44,218 shares of common stock. The warrants expired in 2000.

10.  QUARTERLY RESULTS (UNAUDITED):

     The following is a summary of the quarterly results of operations for the period ended December 31, 2000 and the year ended December 31, 2001:

                             JANUARY 7, 2000                       QUARTER ENDED
                              (INCEPTION) TO      -----------------------------------------------
                                MARCH 31,          JUNE 30,         SEPTEMBER 30,      DECEMBER 31,
                                  2000               2000               2000               2000
                                ---------         ---------          ---------          ---------
Operating loss ..............          --         $(366,052)         $(246,408)         $(977,145)
Net loss ....................          --         $(351,223)         $(200,681)         $(951,246)
Net loss per share -
   basic and diluted ........          --         $   (0.22)         $   (0.13)         $   (0.61)


                                                          QUARTER ENDED
                                ------------------------------------------------------------------
                                MARCH 31,         JUNE 30,          SEPTEMBER 30,      DECEMBER 31,
                                  2001              2001               2001               2001
                                ---------         ---------          ---------          ---------
Operating loss ..............   $(209,603)        $(196,984)         $(397,831)         $(366,418)
Net loss ....................   $(182,519)        $(175,326)          (349,681)         $(384,607)
Net loss per share -
   basic and diluted s........  $   (0.12)        $   (0.11)         $   (0.22)         $   (0.24)

                                   SWWT, INC.

                          NOTES TO FINANCIAL STATEMENTS
                     DECEMBER 31, 2000 AND 2001 (CONTINUED)


11.      SUBSEQUENT EVENTS:

         See disclosure in Note 3 for subsequent event disclosure related to the merger with SanVision Technology Inc. which was effective on February 1, 2002.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To SanVision Technology Inc.:

     We have audited the accompanying consolidated balance sheets of SanVision Technology Inc. (a New Jersey corporation) and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SanVision Technology Inc. and subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

                                             /s/ Arthur Andersen LLP

Philadelphia, Pennsylvania
March 22, 2002

                   SANVISION TECHNOLOGY INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2000 AND 2001

                                                                                  2000              2001
                                                                                  ----              ----
                                     ASSETS
Current assets:
    Cash and cash equivalents .............................................   $  1,184,499   $    526,076
    Accounts receivable, net of allowance of
       $50,000 and $50,000 ................................................      7,215,906      5,368,383
    Deferred income taxes .................................................        361,125        577,535
    Due from stockholder ..................................................        293,645         86,508
    Other current assets ..................................................        183,487        452,330
                                                                              ------------   ------------
Total current assets ......................................................      9,238,662      7,010,832
Property and equipment, net of accumulated
    depreciation of $96,112 and $128,459 ..................................        113,794        138,028
Intangible assets, net of accumulated amortization
    of $69,595 ............................................................           --        2,833,278
Deposit on acquisition ....................................................           --          800,000
Other long-term assets ....................................................         70,876         93,151
                                                                              ------------   ------------
                                                                              $  9,423,332   $ 10,875,289
                                                                              ============   ============

            LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
    Accounts payable ......................................................   $  1,967,023   $  1,062,792
    Accrued expenses ......................................................      2,458,677      2,854,383
    Line of credit ........................................................         11,645         51,614
                                                                              ------------   ------------
Total current liabilities .................................................      4,437,345      3,968,789
                                                                              ------------   ------------
Deferred income taxes .....................................................      1,364,038      2,050,421
                                                                              ------------   ------------
Commitments and contingencies (Note 14)
Stockholders' equity:
  Common stock, no par value, 50,000,000 shares
    authorized, 29,887,454 shares issued and outstanding ..................        730,500        730,500
  Cumulative translation adjustments ......................................         20,661       (163,840)
  Retained earnings .......................................................      2,870,788      4,289,419
                                                                              ------------   ------------
Total stockholders' equity ................................................      3,621,949      4,856,079
                                                                              ------------   ------------
                                                                              $  9,423,332   $ 10,875,289
                                                                              ============   ============

   The accompanying notes are an integral part of these financial statements.

                   SANVISION TECHNOLOGY INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

                                                                               YEAR ENDED DECEMBER 31
                                                                     ---------------------------------------
                                                                        1999          2000           2001
                                                                     -----------   -----------   -----------
Revenues .........................................................   $15,104,788   $26,394,191   $23,983,485

Cost of revenues .................................................    11,735,407    19,266,748    17,643,151
                                                                     -----------   -----------   -----------
Gross profit .....................................................     3,369,381     7,127,443     6,340,334
Operating expenses:

    General and administrative
       expenses ..................................................     1,795,526     3,099,730     3,658,506
                                                                     -----------   -----------   -----------
Operating income .................................................     1,573,855     4,027,713     2,681,828
Interest income ..................................................          --          28,188        34,570
Interest expense .................................................          --          32,991        73,388
                                                                     -----------   -----------   -----------
Income before income taxes .......................................     1,573,855     4,022,910     2,643,010
Income taxes .....................................................       833,613     1,842,935     1,224,379
                                                                     -----------   -----------   -----------
Net income .......................................................   $   740,242   $ 2,179,975   $ 1,418,631
                                                                     ===========   ===========   ===========
Basic and diluted earnings per share .............................   $      0.02   $      0.07   $      0.05
                                                                     ===========   ===========   ===========
Basic and diluted weighted average
    shares outstanding ...........................................    29,887,454    29,887,454    29,887,454
                                                                     ===========   ===========   ===========




   The accompanying notes are an integral part of these financial statements.

                   SANVISION TECHNOLOGY INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

                                               COMMON STOCK            CUMULATIVE
                                        --------------------------     TRANSLATION       RETAINED
                                         SHARES          AMOUNT        ADJUSTMENTS       EARNINGS           TOTAL
                                        ----------     -----------     -----------      -----------      -----------
BALANCE, DECEMBER 31, 1998 ..........   29,887,454     $     2,500     $      --        $   (49,429)     $   (46,929)
Net income ..........................         --              --              --            740,242          740,242
                                        ----------     -----------     -----------      -----------      -----------
BALANCE, DECEMBER 31, 1999 ..........   29,887,454           2,500            --            690,813          693,313
Transfer of common stock
   deemed as capital contribution
   by majority stockholder
    (see Note 9) ....................         --           728,000            --               --            728,000

Comprehensive income:
   Foreign currency translation
      adjustments ...................         --              --            20,661             --             20,661
   Net income .......................         --              --              --          2,179,975        2,179,975
                                                                                                         -----------
Total comprehensive income ..........                                                                      2,200,636
                                        ----------     -----------     -----------      -----------      -----------
BALANCE, DECEMBER 31, 2000 ..........   29,887,454         730,500          20,661        2,870,788        3,621,949
Comprehensive income:
   Foreign currency translation
     adjustments ....................         --              --          (184,501)            --           (184,501)
Net income ..........................         --              --              --          1,418,631        1,418,631
                                                                                                         -----------
Total comprehensive income ..........                                                                      1,234,130
                                        ----------     -----------     -----------      -----------      -----------
BALANCE, DECEMBER 31, 2001 ..........   29,887,454     $   730,500     $  (163,840)     $ 4,289,419      $ 4,856,079
                                        ==========     ===========     ===========      ===========      ===========


   The accompanying notes are an integral part of these financial statements.

                   SANVISION TECHNOLOGY INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

                                                                 YEARS ENDED DECEMBER 31
                                                       -----------------------------------------
                                                          1999            2000          2001
                                                       -----------    -----------    -----------
OPERATING ACTIVITIES:
Net income .........................................   $   740,242    $ 2,179,975    $ 1,418,631
Adjustments to reconcile net income to net cash
provided by (used in) operating activities-
   Depreciation and amortization ...................        11,932         27,193        100,935
   Provision for doubtful accounts .................        30,000        398,178           --
   Deferred income taxes ...........................      (261,003)     1,288,666        469,973
   Compensation charge for stock issuance ..........          --          728,000           --
Changes in assets and liabilities-
   Decrease (increase) in accounts receivable ......    (3,183,972)    (3,402,219)     2,075,235
   Decrease (increase) in due from stockholder .....          --         (293,645)       207,137
   Increase in other current assets ................       (74,835)       (81,797)      (243,843)
   Increase in other assets ........................       (39,004)       (21,459)       (22,275)
   (Decrease) increase in accounts payable .........     1,062,114        707,510       (904,231)
   (Decrease) increase in accrued expenses .........     2,811,671     (1,585,718)       395,706
                                                       -----------    -----------    -----------
Net cash provided by (used in)
operating activities ...............................     1,097,145        (55,316)     3,497,268
                                                       -----------    -----------    -----------
INVESTING ACTIVITIES:
    Cash paid for business acquisitions,
    net of cash acquired ...........................          --             --       (3,206,656)
    Deposit paid on acquisition ....................          --             --         (800,000)
    Purchase of property and equipment .............       (22,340)       (82,099)       (16,581)
                                                       -----------    -----------    -----------
Net cash used in investing activities ..............       (22,340)       (82,099)    (4,023,237)
                                                       -----------    -----------    -----------
FINANCING ACTIVITIES:
   Net (repayments) borrowings on line of credit ...          --           11,645         39,969
   Repayment of note payable - stockholder .........      (102,493)          --             --
                                                       -----------    -----------    -----------
Net cash (used in) provided by financing activities       (102,493)        11,645         39,969
                                                       -----------    -----------    -----------
Effect of exchange rate changes on cash flows ......          --           20,661       (172,423)
                                                       -----------    -----------    -----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS       972,312       (105,109)      (658,423)
CASH AND CASH EQUIVALENTS, BEGINNING
   OF PERIOD .......................................       317,296      1,289,608      1,184,499
                                                       -----------    -----------    -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD ...........   $ 1,289,608    $ 1,184,499    $   526,076
                                                       ===========    ===========    ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
    INFORMATION:
   Cash paid for interest ..........................   $      --      $    25,744    $    73,388
                                                       ===========    ===========    ===========
   Cash paid for income taxes ......................   $    40,184    $ 1,182,824    $   640,425
                                                       ===========    ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                   SANVISION TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001

1.   BACKGROUND:

     Background

     SanVision Technology Inc. (SanVision) is a New Jersey corporation, and was incorporated on January 22, 1992. SanVision and its wholly-owned subsidiaries (see Note 2) are herein referred to as the Company. The Company is an information technology consulting, network, and systems management outsourcing business. To date, the Company has specialized in e-commerce applications and web-based systems management for the financial services, insurance, media and telecommunications industries.

     On July 23, 2001, the Company entered into a merger agreement with SWWT, Inc. See Note 3 for further information related to this merger which was effective on February 1, 2002.

     Possible business disruption

     As discussed in Note 2, the majority of the Company's services are performed for large companies in the financial services industry located in the New York City area. The terrorist activity on September 11, 2001 in the New York City downtown area caused the Company to lose some revenue for the days that certain clients could not be billed due to the disruption from the terrorist activity. Management believes that the Company's financial position and results of operations as of December 31, 2001 were not materially impacted from these events.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Principles of consolidation

     The accompanying consolidated financial statements include the accounts of SanVision, Apex (India) Private Ltd. (see Note 12), SVT Cayman, Inc. and SanVision Technologies Canada Inc., the Company's wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

     Revenue recognition and customer concentration

     Historically, the Company's revenue from consulting services have been generated under time and materials contracts. Revenue from consulting services that are billed on a time and materials basis is recognized in the period during which the services are provided. During 2001, the Company entered into two contracts based on a fixed fee amount. Revenue from the fixed fee contracts are recognized using a percentage of completion method based on the total costs incurred to date compared to the total costs to be incurred for the contracts.

                   SANVISION TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  DECEMBER 31, 1999, 2000 AND 2001 (CONTINUED)


     The majority of the Company's services are performed for large companies located in the New York City area. Revenues from the Company's three largest customers represent approximately 70 percent of total revenues (33 percent, 25 percent and 12 percent, respectively) for the year ended December 31, 1999, the two largest customers represent approximately 74 percent of total revenues (54 percent and 20 percent, respectively) for the year ended December 31, 2000 and the two largest customers represent approximately 65 percent of total revenues (39 percent and 26 percent, respectively) for the year ended December 31, 2001. The total accounts receivable from these customers as of December 31, 2000 and 2001 was $6,226,829 ($5,258,113 and $968,716, respectively) and $2,407,594
($1,045,489 and $1,362,105, respectively).

     Segment disclosures

     For purposes of Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information," management believes that the Company operates in one segment.

     For the years ended December 31, 1999, 2000 and 2001, all of the Company's revenues are attributed to customers in the United States. As of December 31, 2000 substantially all of the Company's long-lived assets were located in the United States. As of December 31, 2001 a total of approximately $3,709,000 of long-lived assets, the majority of which relate to the 2001 acquisitions (see
Note 4), were recorded in the Company's subsidiary in India.

     Cash and cash equivalents

     For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

     Concentration of credit risk

     Financial instruments that potentially subject the Company to concentration of credit risk are accounts receivable. The Company's customer base principally comprises companies within the financial services industry and to a lesser extent the insurance, media and telecommunications industries. The Company does not require collateral from its customers.

     In addition, the Company's cash and cash equivalents are subject to potential concentrations of credit risk, as the Company has cash deposits in excess of federally insured limits.

     Property and equipment

     Property and equipment are recorded at cost. Significant improvements are capitalized and expenditures for maintenance and repairs are charged to expense as incurred. Upon the sale

                   SANVISION TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  DECEMBER 31, 1999, 2000 AND 2001 (CONTINUED)

or retirement of these assets, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in income.

     Depreciation is provided using the straight-line method based on the estimated useful lives of the assets as follows:

Equipment..............................................       5 years
Automobiles............................................       5 years
Furniture and fixtures.................................       7 years

     Fair value of financial instruments

     The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable and accounts payable. The book values of cash and cash equivalents, accounts receivable and accounts payable are considered to be representative of their respective fair values.

     Currency translation

     The accounts of the Company's international subsidiary are translated in accordance with SFAS No. 52, "Foreign Currency Translation", which requires that assets and liabilities of international operations be translated using the exchange rate in effect at the balance sheet date, and that the results of operations be translated at average exchange rates during the period. The effects of exchange rate fluctuations in translating assets and liabilities of international operations into U.S. dollars are accumulated and reflected in cumulative translation adjustments included in stockholders' equity. The effects of exchange rate fluctuations in translating the foreign currency transactions are included in general sales and administrative expenses. There were no material transaction gains or losses related to the foreign currency transactions in the accompanying Consolidated Statements of Operations.

     Income taxes

     The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the liability method of accounting for deferred income taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities. Deferred tax assets or liabilities at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered.

     Earnings per share

     The Company utilizes SFAS No. 128, "Earnings Per Share," to compute earnings per share. SFAS No. 128 requires dual presentation of basic and diluted earnings per share (EPS) for complex capital structures on the statements of operations. Basic EPS is computed by dividing

                   SANVISION TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  DECEMBER 31, 1999, 2000 AND 2001 (CONTINUED)

net income by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from the exercise or conversion of securities into common stock unless they are anti-dilutive.

     Since the Company has no outstanding dilutive securities (no options or warrants or other potentially dilutive securities) the weighted-average shares outstanding for both basic and diluted reflect the weighted-average number of common shares outstanding for the applicable period.

     Accumulated other comprehensive income

     SFAS No. 130, "Reporting Comprehensive Income," established the concept of comprehensive income. Comprehensive income is defined as net income plus revenues, expenses, gains and losses that, under accounting principles generally accepted in the United States, are excluded from net income. The Company's accumulated other comprehensive income is comprised of unrealized gains and losses from foreign currency translation adjustments and is presented in the consolidated statements of stockholders' equity.

     Use of estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     New accounting pronouncements

     In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations." SFAS No. 141 eliminates the use of the pooling-of-interests method of accounting for business combinations and establishes the purchase method of accounting as the only acceptable method on all business combinations initiated after June 30, 2001.

     In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." This statement modifies existing generally accepted accounting principles related to the amortization and impairment of goodwill and other intangible assets. Upon adoption of the new standard, goodwill, including goodwill associated with equity method investments, will no longer be amortized. In addition, goodwill, other than goodwill associated with equity method investments, must be assessed at least annually for impairment using a fair-value based approach. The provisions of this statement are required to be adopted as of the beginning of the first fiscal year after December 15, 2001. Impairment losses that arise due to the initial application of this statement are to be reported as a cumulative effect of change in accounting principle. The Company has not yet determined what the impact of the impairment tests will be upon implementing the provisions of this statement.

                   SANVISION TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  DECEMBER 31, 1999, 2000 AND 2001 (CONTINUED)


     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The statement supersedes both SFAS No. 121 and the provisions of Accounting Principles Board Opinion No. 30 that are related to the accounting and reporting for the disposal of a segment of a business. SFAS No. 144 establishes a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale. This statement retains most of the requirements in SFAS No. 121 related to the recognition of impairment of long-lived assets to be held and used. However, SFAS No. 144 eliminates the requirement to allocate goodwill to long-lived assets to be tested for impairment. Instead, as previously mentioned, beginning in 2002 the Company will test the impairment of its goodwill under the provisions of SFAS No. 142. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company does not believe that adoption of this statement will materially impact its financial position, cash flows or results of operations.

     Reclassification

     Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

3.   MERGER AGREEMENT:

     On July 23, 2001, the Company entered into a merger agreement (the Merger Agreement) with SWWT, Inc., a publicly traded (over the counter market) shell company with no significant operations. The combined company will pursue a strategy of cross-border development, with software developers collaborating between India and the United States on development projects and recruiting initiatives. Under the terms of the Merger Agreement, the combined company will be renamed SVT Inc. at a later date.

     On October 24, 2001 and December 18, 2001, the Merger Agreement with SWWT, Inc. was amended for certain provisions. As part of the amendments, the Company established a discretionary spending cash account of up to $4,000,000, which cash may be disbursed, at the discretion of the SanVision directors, as defined, for acquisition, compensation and distribution purposes. As of December 31, 2001, the SanVision directors have utilized this discretionary account for two acquisitions and a deposit payment for an acquisition (see Note 2).

     Under the Merger Agreement, the Company's stockholders will receive 35,792,599 shares of SWWT, Inc. common stock in exchange for their shares of the Company. Upon completion of the transactions contemplated by the Merger Agreement, including, without limitation, a one-for-two reverse stock split of the SWWT, Inc. common stock and a change in the conversion ratio applicable to the SWWT, Inc. Series B preferred stock into common stock from 1 to 100 to 1 to 10 and the conversion of all Series B preferred stock into common stock, the combined company will have outstanding 40,905,826 shares of common stock, on an as-converted and fully diluted basis, of which the current stockholders of the Company will own approximately 87.5 percent. The proposed merger has been approved by the board of directors

                   SANVISION TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  DECEMBER 31, 1999, 2000 AND 2001 (CONTINUED)

of the Company and SWWT, Inc. and the stockholders of the Company. As of December 31, 2001, consummation of the proposed merger was subject to approval by the SWWT, Inc. stockholders and various other closing conditions.

     On January 29, 2002, the SWWT, Inc. stockholders approved the one for two reverse stock split and the change in the conversion ratio of the Series B preferred stock into common stock from 1 to 100 to approximately 1 to 10 and the conversion of all Series B preferred stock into common stock. Effective on February 1, 2002, the merger with SWWT, Inc. was completed.

     For accounting and financial reporting purposes, the Company will be the acquirer through a reverse merger. The combination will be treated as an issuance of shares, primarily for cash, by the Company. The surviving corporation will reflect, in its consolidated financial statements, the assets and liabilities of the Company at their historical book values and the tangible assets and liabilities of SWWT, Inc. at their fair values. The surviving corporation will not combine the historical earnings of SWWT, Inc. with those of the Company, but will report the Company's operations through the effective date of the merger.

     The most recent summarized balance sheet information for SWWT, Inc. is as follows:

                                                  DECEMBER 31,
                                                      2001
                                                  (unaudited)
                                                  -----------
ASSETS:
Cash and cash equivalents ....................    $ 1,038,186
Investment ...................................        250,000
Other assets .................................         42,694
                                                  -----------
TOTAL ASSETS .................................    $ 1,330,880
                                                  ===========
LIABILITIES AND STOCKHOLDERS' DEFICIT:
Accrued expenses .............................    $    51,163
Preferred stock ..............................      3,485,955
Stockholders' deficit ........................     (3,006,238)
                                                  -----------
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT...    $ 1,330,880
                                                  ===========

4.   ACQUISITIONS:

     On November 9, 2001 the Company entered into an Asset Purchase Agreement to acquire from Medeval Technology Inc. (Medeval) certain intellectual property rights related to a software product to be utilized for certain future applications and the rights to one customer contract held by Medeval. The purchase price for the acquisition was $1,750,000, of which $1,430,000 has been recorded as acquired technology and will be amortized over its estimated

                   SANVISION TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  DECEMBER 31, 1999, 2000 AND 2001 (CONTINUED)

useful life of five years and $320,000 has been recorded as contract rights which will be amortized over the life of the contract of 40 months.

     On December 1, 2001 the Company entered into a Purchase Agreement to acquire from Strategic Investments, Inc. all of the outstanding stock of Wave Infotech (Private) Ltd. (Wave). Wave is an information technology consulting company located in New Delhi, India. The purchase price for the acquisition was $1,500,000 and the purchase price has been allocated as follows:

     Cash.....................................................    $   43,344
     Accounts receivable......................................       227,712
     Other current assets.....................................        25,000
     Property and equipment...................................        40,000
     Acquired technology......................................       102,888
     Goodwill.................................................     1,061,056
                                                                  ----------
     Total assets acquired....................................     1,500,000
     Less - cash acquired.....................................       (43,344)
                                                                  ----------
     Net cash paid for acquisition............................    $1,456,656
                                                                  ==========

     The purchase price allocations are based upon information available at this time and are subject to reallocation.

     Each acquisition has been accounted for as a purchase and the operating results of each entity have been consolidated with the Company's results since the effective date of the respective acquisitions of November 15, 2001 and December 14, 2001, respectively. The purchase price of each acquisition has been allocated to the assets acquired based upon their estimated fair value at the date of acquisition.

     On December 30, 2001, the Company paid a deposit of $800,000 related to a Purchase Agreement to acquire from Euro Tech, Inc. all of the outstanding stock of Euro Tech (U.K.) Private Ltd. (Euro U.K.). Euro U.K. is an information technology consulting company located in the United Kingdom. The total purchase price was $800,000 and the acquisition was effective on January 2, 2002.

5.   EMPLOYEE ADVANCES:

     As of December 31, 2000 and 2001, other current assets include employee advances of $110,067 and $115,319, respectively, and other long-term assets include employee advances of $30,968 and $5,000, respectively. The employee advances do not bear interest and are repaid based on scheduled monthly installments.

                   SANVISION TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  DECEMBER 31, 1999, 2000 AND 2001 (CONTINUED)

6.   PROPERTY AND EQUIPMENT:

                                                          DECEMBER 31
                                                    -----------------------
                                                      2000           2001
                                                    ---------      --------
     Equipment..................................    $ 171,015      $226,893
     Automobiles................................       16,200        16,200
     Furniture and fixtures.....................       22,691        23,394
                                                    ---------      --------
                                                      209,906       266,487
     Less- Accumulated depreciation.............     (96,112)      (128,459)
                                                    ---------      --------
                                                    $ 113,794      $138,028
                                                    =========      ========

7.   ACCRUED EXPENSES AND VALUATION ACCOUNTS:

                                                          DECEMBER 31
                                                    -----------------------
                                                      2000           2001
                                                    ---------      --------
     Accrued payroll and bonuses................   $  911,793    $1,235,575
     Accrued income taxes.......................      969,127       858,108
     Other......................................      577,757       760,700
                                                   ----------    ----------
     Total......................................   $2,458,677    $2,854,383
                                                   ==========    ==========

     Allowance for doubtful accounts:

                                                     DECEMBER 31
                                         ---------------------------------
                                           1999        2000          2001
                                         -------     --------      -------
     Balance at beginning of period...   $20,000     $ 50,000      $50,000
     Provision........................    30,000      398,178        4,441
     Charges..........................        --     (398,178)      (4,441)
                                         -------     --------      -------
     Balance at end of period.........   $ 50,000     $50,000      $50,000
                                         =======     ========      =======

8.   LINE OF CREDIT:

     In May 2000, the Company entered into a Loan and Security Agreement (the Agreement) with a finance company that provides for a $3,000,000 revolving line of credit (the Revolver). Available borrowings under the Revolver are based on the lessor of $3,000,000 or a stated percentage of eligible accounts receivable, as defined. Substantially all of the Company's assets are pledged as collateral under the Agreement. In addition, the Agreement grants the finance company the right to direct all deposits received on outstanding accounts receivable against the outstanding balance under the Revolver, if any. As a result, outstanding borrowings under the Revolver are classified as a current liability in the accompanying balance sheet.

                   SANVISION TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  DECEMBER 31, 1999, 2000 AND 2001 (CONTINUED)


     Borrowings under the Revolver bear interest at the bank's prime rate plus 1 percent and interest is payable monthly. Interest expense on the Revolver was $32,235 and $73,388 for the years ended December 31, 2000 and 2001, respectively. While the original term of the Revolver was to expire in May 2002, the finance company that issued the Revolver filed for bankruptcy protection in early 2002 and as a result the Revolver was terminated.

     The Company is required to maintain compliance with certain financial and non-financial covenants, as defined, including a net worth requirement, and the Agreement places restrictions on employee advances, capital expenditures, compensation and additional indebtedness.

9.   STOCKHOLDERS EQUITY:

     Stock transfer

     In January 2000, the Company's sole stockholder transferred 4,122,408 shares of the Company's common stock held by him to two officers of the Company. This transfer was in consideration for services rendered and the Company recorded compensation expense of $728,000 in 2000 based on the estimated fair value of these shares as determined by management with the use of an outside independent appraisal. The transfer of these shares was recorded as a capital contribution by the majority stockholder and a compensation charge for the stock issuance by the Company.

     Stock split

     On July 9, 2001, the Company's Board of Directors approved an increase in the authorized shares of common stock from 200 to 50,000,000 shares and a 149,437.27 for one stock split for all outstanding shares of common stock on that date. All share and per share data has been retroactively restated to reflect this stock split.

     Stock issuance

     On July 17, 2001 the Company entered into restricted stock agreements with three entities which include the issuance of 6,183,610 shares of the Company's common stock for consulting and advisory services provided to the Company. These agreements include provisions for forfeiture of the shares if a business combination between the Company and SWWT, Inc. is not completed within a specified period, as defined. If the business combination is completed within the specified period, the Company will record an expense amount as part of the merger related expenses which will be based on the fair value of the shares issued to these entities based on the trading price of SWWT, Inc. common stock. As discussed in Note 3, the merger with SWWT, Inc. was effective as of February 1, 2002 at which time the risk of forfeiture on these shares lapsed. As of February 1, 2002 the Company will record an expense charge for these shares of $19,478,371 based on the trading price of SWWT, Inc. common stock on that date.

                   SANVISION TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  DECEMBER 31, 1999, 2000 AND 2001 (CONTINUED)


10.  INCOME TAXES:

     The components of the income tax provision are as follows:

                                                        YEAR ENDED DECEMBER 31
                                               --------------------------------------------
                                                  1999            2000              2001
                                               ----------       ----------       ----------
     CURRENT:
       Federal..............................   $  827,043       $  418,911       $  569,996
       State................................      267,573          135,358          184,410
                                               ----------       ----------       ----------
     Total current..........................    1,094,616          554,269          754,406
                                               ----------       ----------       ----------
     DEFERRED:

       Federal..............................     (197,202)         973,659          355,091
       State................................      (63,801)         315,007          114,882
                                               ----------       ----------       ----------
     Total deferred.........................     (261,003)       1,288,666          469,973
                                               ----------       ----------       ----------
     TOTAL INCOME TAX PROVISION.............   $  833,613       $1,842,935       $1,224,379
                                               ==========       ==========       ==========

     The income tax provision differs from the amount currently payable because certain expenses, primarily accrued recruiting and training, certain other accruals and bad debt expense, are reported in different periods for financial reporting and income tax purposes.

     Taxes on the undistributed earnings of the Company's international subsidiary are provided for at the applicable U.S. Federal and state income tax rates since management does not expect these earnings to be reinvested indefinitely in the foreign subsidiaries operations.

     The reconciliation between income taxes at the federal statutory rate and the amount recorded in the accompanying financial statements is as follows:

                                                  YEARS ENDED DECEMBER 31
                                               ---------------------------------
                                                 1999          2000       2001
                                                 ----          ----       ----
     Tax at statutory rate...................    34.0%         34.0%      34.0%

     State and city income taxes,
       net of federal tax benefit............    11.0          11.0       11.0

     Non-deductible expenses.................     8.0          0.8         1.3
                                                 ----          ----       ----
                                                 53.0%         45.8%      46.3%
                                                 ====          ====       ====

                   SANVISION TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  DECEMBER 31, 1999, 2000 AND 2001 (CONTINUED)


     The components of the net current and long-term deferred tax assets and liabilities, measured under SFAS No. 109, are as follows:


                                                         DECEMBER 31
                                                -----------------------------
                                                   2000               2001
                                                -----------       -----------
     DEFERRED TAX ASSETS-
     Allowance for doubtful accounts........     $   22,500       $    22,500
     Accrued vacation.......................         77,400            68,810
     Other accrued expenses.................        261,225           486,225
                                                -----------       -----------
                                                    361,125           577,535
                                                -----------       -----------
     DEFERRED TAX LIABILITIES-
     Depreciation...........................        (19,365)          (21,902)
     Undistributed earnings
       of foreign subsidiary................     (1,344,673)
                                                -----------       -----------
                                                 (1,364,038)       (2,050,421)
                                                -----------       -----------
     Net deferred tax (liability) asset.....    $(1,002,913)      $(1,472,886)
                                                ===========       ===========

11.  RELATED PARTY TRANSACTIONS:

     As of December 31, 1997, the Company had received advances from the Company's majority shareholder totaling $85,865. In 1998, the Company received additional advances from the Company's majority stockholder totaling $16,628. These advances did not bear interest and had no stated maturity date. The amount was repaid by the Company between February and September 1999.

     During 2000, the Company made an advance to the majority stockholder in the amount of $293,645. The advance did not bear interest. There was no formal written agreement for this advance, however, the majority stockholder repaid this amount in April 2001.

     During 2001, the Company made an advance to the majority shareholder in the amount of $86,508. The advance does not bear interest. There has been no formal written agreement for this advance, however, the majority shareholder will repay this amount in 2002.

     During the years ended December 31, 1999, 2000 and 2001, the Company recorded consulting expenses of $879,556 $902,894 and $0, respectively, for subcontracting services provided by an entity that is owned by a stockholder of the Company. No amounts are included in accounts payable as of December 31, 2000 or 2001 related to this subcontractor.

     During the years ended December 31, 1999, 2000 and 2001, the Company recorded expenses related to recruitment and training services provided by two related parties. One entity is located in India and is owned by a relative of an officer of the Company. For the years ended December 31, 1999, 2000 and 2001, the expense recorded for this entity was $50,000, $49,596 and $27,000, respectively. The second entity is located in Sri Lanka and is owned by a relative

                   SANVISION TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  DECEMBER 31, 1999, 2000 AND 2001 (CONTINUED)

of an officer of the Company. For the years ended December 31, 1999, 2000 and 2001, the expense recorded for this entity was $10,755, $0 and $0, respectively. There were no amounts payable as of December 31, 2000 and 2001 related to these entities.

     During the years ended December 31, 1999, 2000 and 2001, the Company recorded rental expense of $3,825, $5,100 and $5,100, respectively, related to one of the Company's office locations which is owned by a relative of the Company's majority stockholder. The lease agreement calls for monthly rentals of $425 through the expiration date in December 2002.

12.  SUPPLIER CONCENTRATION:

     In addition to the use of the Company's employees on the various consulting projects, the Company also utilizes outside consultants for several contracts. Many of these outside consultants are small, independent contractors. The Company's reliance on outside consultants involves several risks, including a potential inability to obtain an adequate supply of services and reduced control over pricing, timely delivery of service and quality of service.

     During the years ended December 31, 1999, 2000 and 2001, $4,755,102, $8,745,725 and $7,578,186, respectively, of outside consultant expenses were recorded by the Company.

     During 1999, the Company had an arrangement with an unrelated Indian entity, Apex Software Private Limited, which requires the Company to pay specified fees for recruiting and training charges for new employees recruited for the Company. The total expense recorded for these recruiting and training services for the year ended December 31, 1999 was $1,593,491 and this amount is included in accrued expenses as of December 31, 1999. Effective in January 2000 the Company purchased the legal name of Apex Software Private Limited for consideration of $535 and began providing these recruiting and training services through its wholly-owned subsidiary. The Company also established a Cyprus branch of Apex.

13.  EMPLOYEE BENEFIT PLAN:

     The Company has a Section 401(k) retirement savings plan (the 401(k) Plan). The 401(k) Plan allows employees to contribute 1 percent to 15 percent of their annual compensation subject to statutory limitations. Company contributions to the 401(k) Plan are discretionary. For the year ended December 31, 2001, the Company made no matching contributions to the 401(k) Plan.

                   SANVISION TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  DECEMBER 31, 1999, 2000 AND 2001 (CONTINUED)


14.  COMMITMENTS AND CONTINGENCIES:

         Operating leases

     The Company is contingently liable under noncancelable operating leases for office space and automobiles. For the years ended December 31, 1999, 2000 and 2001, rent expense was $79,952, $130,161 and $189,356, respectively.

     Future minimum rental payments under these leases are as follows:

     FISCAL YEAR
     -----------
     2002..........................          $175,668
     2003..........................            98,222

     The Company is also obligated to pay certain real estate taxes and other expenses under these lease terms.

     Employment agreements

     The Company has entered into employment agreements with two officers which require annual base salaries of $500,000 and $250,000, respectively. One of these officers also receives a minimum annual bonus of $250,000. These agreements also include provisions for discretionary bonus amounts based on the Company's operating results and the discretion of the Board of Directors. The agreements terminate on January 31, 2008 and 2006, respectively, unless terminated earlier in accordance with the terms of the agreements. In the event of termination of these agreements by the Company without cause or by the employee with good cause, the Company would be obligated to pay the remaining salaries and bonus amounts for the remaining term of the agreements as well as a reimbursement payment to eliminate the effect of any excise taxes associated with these payments.

     Legal proceedings

     In November 2000, DSQ Europe plc, an IT services company incorporated in the U.K. and an affiliate of the India based DSQ Group (DSQ), approached the Company with a proposal whereby they would acquire the Company and a number of other companies with a view to completing an initial public offering in London Main Exchange for the merged entity. The Company demanded and received a good faith deposit of $1 million in escrow with the law firm of Pepper Hamilton LLP as the escrow agent, as documented by an escrow agreement. However, DSQ failed to produce any definitive acquisition agreement by the December 15, 2000 deadline, as required by the escrow agreement. When the escrow agent served a notice to release the fund to the Company, DSQ sued the escrow agent and the Company in New Jersey Federal Court to recover the escrow funds. The Company countersued and DSQ subsequently asked for a summary judgment in their favor. The litigation was settled in February 2002 and DSQ agreed

                   SANVISION TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  DECEMBER 31, 1999, 2000 AND 2001 (CONTINUED)

to pay the Company $200,000 in cash and forgave a liability from the Company in the amount of $62,155. Per the terms of the Merger agreement (see Note 3) should the Company be allowed to keep any or all of the escrow funds, either by Court order or by a negotiated settlement, it will be paid out to the Company's majority stockholder.

15.  QUARTERLY FINANCIAL DATA (UNAUDITED):

     The following is a summary of the quarterly results of operations for the years ended December 31, 2000 and 2001:

                                                            QUARTERS ENDED
                                          -----------------------------------------------------
                                           MARCH 31,      JUNE 30,    SEPTEMBER 30, DECEMBER 31,
                                             2001           2001         2001         2001
                                          -----------   -----------   -----------   -----------
Revenues ..............................   $ 7,421,191   $ 5,833,665   $ 5,292,381   $ 5,436,248
Gross profit ..........................     2,139,341     1,666,687     1,425,233     1,109,073
Net income (loss) .....................       752,953       439,228       284,449       (57,999)
Basic and diluted earnings
   per share ..........................   $      0.03   $      0.01   $      0.01   $      --

                                                            QUARTERS ENDED
                                          -----------------------------------------------------
                                           MARCH 31,      JUNE 30,    SEPTEMBER 30, DECEMBER 31,
                                             2000           2000         2000         2000
                                          -----------   -----------   -----------   -----------
Revenues ..............................   $ 5,777,938   $ 5,893,813   $ 6,985,961   $ 7,736,479
Gross profit ..........................     1,547,123     1,606,109     1,965,848     2,008,363
Net income ............................       393,031       593,662       560,106       633,176
Basic and diluted earnings
   per share ..........................   $      0.01   $      0.02   $      0.02   $      0.02

16.  SUBSEQUENT EVENTS:

     See disclosure in Note 3 for subsequent event disclosure related to the merger with SWWT, Inc. which was effective on February 1, 2002.

     See disclosure in Note 4 for subsequent disclosure related to the acquisition of Euro U.K. which was effective on January 2, 2002.

               PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

     The following unaudited pro forma condensed combined statements of operations combine SanVision's and the Company's results for the year ended December 31, 2001. The unaudited pro forma condensed combined balance sheet combines the balance sheets of SanVision and the Company as of December 31, 2001.

     The Merger is being recorded for accounting and financial reporting purposes with SanVision as the acquiror through a reverse merger. Upon completion of the Merger, the holders of SanVision common shares received in the aggregate approximately 87.5% of the outstanding SVT common shares, and the SanVision officers and management team became the officers and management of SVT. SanVision designees represent a majority of the directors of SVT. Thus, the Combination will be treated as an issuance of shares, primarily for cash, by SanVision. SVT will reflect in its consolidated financial statements the assets and liabilities of SanVision at their historical book values and the tangibles assets and liabilities of SWWT at their fair values. SVT will not combine the historical earnings of SWWT with those of SanVision, but will report SanVision's operations through the effective date of the Merger.

     The unaudited pro forma balance sheet, statements of operations and the accompanying notes should be read in conjunction with the financial statements of SWWT and SanVision in this Item 8.

     The unaudited pro forma condensed combined financial information is provided for informational purposes only and does not purport to represent what the combined financial statements or the pro forma adjustments would be if the Merger in fact occurred on the dates indicated. The following unaudited pro forma condensed combined statements of operations and balance sheet illustrate the estimated effects of the Merger as if the transaction had occurred for the statement of operations as of the beginning of the period presented (i.e., January 1, 2001) and for the balance sheet as of December 31, 2001. The unaudited pro forma condensed combined statement of operations does not include the impact of nonrecurring charges or credits directly attributable to the transaction. There have been no transactions between SanVision and SWWT requiring adjustment in the unaudited pro forma condensed combined financial information.

     The following sets forth the unaudited pro forma condensed combined balance sheet of SanVision and SWWT as if the Merger had been effective as of December 31, 2001. See notes to the pro forma condensed combined balance sheet.

                   PRO FORMA CONDENSED COMBINED BALANCE SHEET
                             AS OF DECEMBER 31, 2001
                                   (UNAUDITED)

                                                                                 PRO FORMA           PRO FORMA
                                               SANVISION           SWWT          ADJUSTMENTS          COMBINED
                                              -----------       -----------       ---------         -----------
ASSETS
CURRENT ASSETS:
    Cash and cash equivalents...........      $   526,076       $ 1,038,186       $      --         $ 1,564,262
    Accounts receivable, net ...........        5,368,383              --                --           5,368,383
    Deferred income taxes ..............          577,535              --                --             577,535
    Other current assets ...............          538,838            42,694              --             581,532
                                              -----------       -----------       ---------         -----------
Total current assets ...................        7,010,832         1,080,880              --           8,091,712
Property and equipment, net ............          138,028              --                --             138,028
Intangible assets, net .................        2,833,278              --                --           2,833,278
Investment .............................             --             250,000              --             250,000
Other long-term assets .................          893,151              --                --             893,151
                                              -----------       -----------       ---------         -----------
                                              $10,875,289       $ 1,330,880       $      --         $12,206,169
                                              ===========       ===========       =========         ===========

LIABILITIES AND STOCKHOLDERS'
            EQUITY (DEFICIT)
CURRENT LIABILITIES:
    Accounts payable....................      $ 1,062,792        $       --       $      --         $ 1,062,792
    Accrued expenses....................        2,854,383           851,163              --           3,705,546
    Line of credit......................           51,614                --              --              51,614
                                              -----------       -----------       ---------         -----------
Total current liabilities...............        3,968,789           851,163              --           4,819,952
                                              -----------       -----------       ---------         -----------
Deferred income taxes...................        2,050,421                --              --           2,050,421
                                              -----------       -----------       ---------         -----------
Preferred stock.........................                                           (410,955)(a)
                                                       --         3,485,955      (3,075,000)(b)              --
                                              -----------       -----------       ---------         -----------
STOCKHOLDERS' EQUITY (DEFICIT):
    Common stock........................          730,500             1,561          33,721 (b)         345,900
                                                                                   (419,882)(c)
    Additional paid-in capital..........               --             1,561       3,041,279 (b)         864,317
                                                                                    419,882 (c)
                                                                                 (2,598,405)(d)
    Cumulative translation
      adjustments.......................         (163,840)               --              --            (163,840)
    Retained earnings (deficit).........        4,289,419       (2,598,405)       2,598,405(d)        4,289,419
    Note receivable.....................               --         (410,955)         410,955(a)               --
                                              -----------       -----------       ---------         -----------
    Total stockholders'
      equity (deficit)..................        4,856,079        (3,006,238)      3,485,955           5,335,796
                                              -----------       -----------       ---------         -----------
                                              $10,875,289       $ 1,330,880       $      --         $12,206,169
                                              ===========       ===========       =========         ===========

Notes to pro forma condensed combined balance sheet:
----------------------------------------------------

(a)  Represents the settlement of the SWWT preferred stock note receivable.
(b)  Represents conversion of SWWT preferred stock into common stock.
(c) Represents reclassification for change in par value per common share to $0.01 per share.
(d)  Eliminates SWWT's accumulated deficit.

     The pro forma condensed combined balance sheet excludes the estimated transaction costs incurred by SanVision in connection with the Merger, including estimated cash transaction expenses of approximately $200,000, and the issuance of 6,183,610 shares of SanVision common stock in July 2001 which are being recorded based on the closing price of SWWT common stock on the Merger date. Based on the closing price of SWWT common stock on December 31, 2001, of $5.00, these shares would be valued at approximately $30,680,000. These shares of SanVision common stock were issued under certain restricted stock agreements to three entities (ERV Associates II, LLC, CJM Associates, LLC and MCG-SVT, LLC), one of which (ERV) is an affiliate of Walter A. Carozza, a director and officer of SWWT before the Combination and a director of the Company after the Combination. The shares were issued for consulting services related to the Combination with SWWT, and the agreements include provisions for forfeiture of these shares if a business combination was not completed between SanVision and SWWT within a specified period, as defined. In accordance with the SEC Accounting Disclosure Rules and Practices, the transaction costs will be charged directly to equity to the extent of the cash received in the Merger and any excess costs will be charged to expense.

     The following sets forth the unaudited pro forma condensed combined statement of operations for SanVision and SWWT for the year ended December 31, 2001 as if the merger had been effective as of January 1, 2001. See notes to the pro forma condensed combined statement of operations.

              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2001
                                   (UNAUDITED)

                                                                          PRO FORMA             PRO FORMA
                                      SANVISION           SWWT           ADJUSTMENTS             COMBINED
                                     ------------      ----------         ----------            ------------
Revenues .........................   $ 23,983,485      $       --         $       --            $ 23,983,485
                                     ------------      ----------         ----------            ------------
Cost of revenues .................     17,643,151              --                 --              17,643,151
Gross profit .....................      6,340,334              --                 --               6,340,334
Operating expenses:
   General and administrative
      expenses ...................      3,658,506         1,170,836               --               4,829,342
                                     ------------      ----------         ----------            ------------
Operating income (loss) ..........      2,681,828        (1,170,836)              --               1,510,992
Interest income ..................         34,570            78,703               --                 113,273
Interest expense .................         73,388              --                 --                  73,388
Income (loss) before income
  taxes ..........................      2,643,010        (1,092,133)              --               1,550,877
Income taxes .....................      1,224,379              --             (487,091)(a)           737,288
                                     ------------      ----------         ----------            ------------
Net income (loss) ................   $  1,418,631      $ (1,092,133)      $    487,091          $    813,589
                                     ============      ============       ============          ============
Basic earnings per share .........   $       0.05      $      (0.70)                            $       0.02
                                     ============      ============                             ============
Diluted earnings per share .......   $       0.05      $      (0.70)                            $       0.02
                                     ============      ============                             ============
Basic weighted average shares
  outstanding (b) ................     29,887,454         1,561,127                               40,725,815
                                     ============      ============                             ============
Diluted weighted average
  shares outstanding (b) .........     29,887,454         1,561,127                               40,820,994
                                     ============      ============                             ============

Notes to pro forma condensed combined statement of operations:
--------------------------------------------------------------

(a) Represents the income tax benefit associated with the loss before income taxes of SWWT.
(b) Pro forma basic and diluted weighted average shares outstanding for SWWT includes the historical weighted average shares outstanding adjusted for the one-for-two reverse stock split effective prior to the Merger. Pro forma diluted weighted average shares outstanding for SWWT does not include common stock equivalents since these would be antidilutive. Pro forma combined basic weighted average shares outstanding includes the shares outstanding as of the merger (including the issuance of 6,183,610 shares of SanVision common stock related to the Merger transaction) and also reflects the stock split noted above. Pro forma combined diluted weighted average shares outstanding includes the pro forma combined basic weighted average shares as well as the impact of the outstanding common stock options for SWWT using the treasury stock method.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
        ACCOUNTING AND FINANCIAL DISCLOSURE.

     As previously reported in the Company's Current Report on Form 8-K/A filed with the Securities and Exchange Commission on March 4, 2002, the board of directors of the Company authorized the appointment of the firm of Arthur Andersen LLP as the

Company's auditor, to replace the firm of Ernst & Young LLP. Arthur Andersen LLP has been the auditor for SanVision.

                                    PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

     The following table sets forth certain information regarding the directors and the executive officer of the Company:

     NAME                            AGE               POSITION                         DIRECTOR SINCE
     ----                            ---               --------                         --------------
     Sanjay Sethi                    40       Chief Executive Officer,                  February 2002
                                              Secretary and Director
     Amit Sarkar                     50       Chief Operating Officer and Director      February 2002
     Raj Janarthanan                 42       Director                                  February 2002
     Michael Bell                    43       Chief Financial Officer                         --
     Amit Bhatiani                   31       Director                                  April 2002
     Walter A. Carozza               46       Director                                  April 2000
     Jack Kemp                       66       Director                                  February 2002
     Vincent A. Wasik                57       Director                                  February 2002

     Sanjay Sethi is the founder and CEO of SanVision. He initially founded SanVision in 1992 as a consulting company, which commenced operations in the current form in September 1997. Mr. Sethi is a software engineer by training and started his career at IBM. He later worked as a database architect in several Wall Street firms including Salomon Brothers, Smith Barney Shearson, Lehman Brothers and JP Morgan. He graduated from the University of Illinois with a Masters degree in Electrical Engineering and Computer Science.

     Amit Sarkar joined SanVision as Vice Chairman and CFO in January 2000. From 1995 through 1999 he was the CEO of JNA Capital, Inc., an investment banking company which he founded, focusing on technology companies. Previously, he was a career investment banker in several executive positions in Citigroup. He had also worked at General Motors Corporate Treasury in its New York central office. He has an M.S. in physics and an M.B.A. in finance and international business from the New York University Stern Business School, and completed an Advanced Management Program at Harvard Business School.

     Raj Janarthanan is a co-founder of SanVision and has had the responsibility for human resources management of SanVision since it commenced operations in its current form in September 1997. He graduated from University of Illinois, Urbana-Champaign, in 1993 with a Master of Science degree and also has an M.S. degree from the University of Norway.

     Michael Bell joined SVT in March 2002 as CFO. Prior thereto, he was Director and Chief of Staff in Citigroup Asset Management for three years which provides investment management services worldwide to public and private pension funds and foundations. Before Citigroup, Mr. Bell served in a variety of positions at J.P. Morgan and Co., Inc, the last as Chief Administrative Officer of the Proprietary Positioning business. Mr. Bell served as a director for several J.P. Morgan subsidiaries. Mr. Bell has a BS degree from Boston College where he double majored in Accounting and Economics, and a CPA license from the State of New Jersey (inactive status).

     Amit Bhatiani has been an independent advisor for several IT startup companies since 2001. Prior thereto, he was co-founder and Chief Executive Officer in 2000 of Invertica, an IT company in the area of design and implementation of enterprise software for financial trading and risk management systems. From 1997 to 2000, Mr. Bhatiani was a co-founder and Chief Technology Officer of SanVision. Prior thereto, he worked from 1992-1997 as Chief Technical Architect of JPMorgan.

     Walter A. Carozza served as Vice President of SWWT from July 2001 until February 2002. He has been a managing member of M3 Partners LLC since 1993 and a manager of the general partner of East River Ventures II, L.P., a stockholder of the Company, since 1997. He has served as a member of the board of directors and the co-President of Victory Ventures since 1996 and has been a member of the boards of directors of several portfolio companies, including IESI, iLife Systems, FIOC, and HCI. Since 2000, Mr. Carozza has also served as the President and a director of Equities Enterprises, Inc., another stockholder of the Company, through its wholly-owned subsidiary Equities Holdings, LLC.

     Jack Kemp is co-director of Empower America, a public policy and advocacy organization he co-founded in 1993 with William Bennett and Ambassador Jeane Kirkpatrick. From 1989 to 1992, Mr. Kemp served as the United States Secretary of Housing and Urban Development. Mr. Kemp received the Republican Party's nomination for Vice President in August of 1996. In 1995, Jack Kemp served as chairman of the National Commission on Economic Growth and Tax Reform. Before his appointment to the Cabinet, Mr. Kemp represented the Buffalo area and western New York for 18 years in the United States House of Representatives from 1971-1989. He served for seven years in the Republican Leadership as Chairman of the House of Republican Conference. Before his election to Congress in 1970, Mr. Kemp played 13 years as a professional football quarterback. He co-founded the American Football League Players Association and was five times elected president of that Association. Since February 2000, Mr. Kemp has written a weekly syndicated newspaper column for the Copley News Service Nationwide. He serves as a member of the board of directors of various private sector and non-profit organizations, including Oracle Corporation, IDT Telecom, NFL Charities, Howard University and Habitat for Humanity.

     Vincent A. Wasik is a co-founder and a Principal of MCG Global, LLC, a Westport, Connecticut-based private equity firm. Mr. Wasik served as a board member and Chairman of the Executive Committee of Carson, Inc. from August 1995 until the sale to L'Oreal in July 2000, and as a board member of Global Household Brands from April 1998 until the sale to WD-40 Company in April 2001, and is an advisory board member of Mitchells/Richards, the largest upscale clothing retailer in Connecticut. Mr. Wasik is also Chairman of the Board of Directors of United Shipping and Technology (NASDAQ: USHP).

STOCKHOLDERS AGREEMENT

     In connection with the closing of the Merger, the Company entered into a stockholders agreement (the "Stockholders Agreement") with certain persons who either were stockholders of the Company before the Merger or became stockholders of the Company as a result of the Merger, all of whom are named in the table in
Item 12 of this report (the "Stockholders").

     Corporate Governance

     The Stockholders Agreement provides that, from and after the effective time of the Merger, the Company's board of directors will consist of seven directors which will be designated as follows:

     o Sanjay Sethi, Amit Sarkar and Raj Janarthanan (collectively, "the SVT Stockholders") have the right to designate and submit for election five directors (the "Class A Directors");

     o East River Ventures II, L.P. has the right to designate and submit for election one director (the "Class B Director"); and

     o MCG-SVT LLC has the right to designate and submit for election one director (the "Class C Director").

     The five Class A Directors are Sanjay Sethi, Amit Sarkar, Raj Janarthanan, Jack Kemp and Amit Bhatiani; the Class B Director is Walter A. Carozza; and the Class C Director is Vincent A. Wasik.

     Each Stockholder agreed that, during the term of the Stockholders Agreement, he or it will take all such actions to effect the election of those persons duly designated as described above, including the voting of all of his or its stock for that purpose. The Company and its board of directors agreed to take any and all actions required, permitted, or necessary to cause such designees to be elected or appointed to the board of directors, including calling a regular or special meeting of stockholders of the Company to ensure the election to or removal from the board of directors of any person or persons so designated to be so elected or removed, and soliciting proxies in favor of the election of such designees.

     If a director dies, resigns or is removed prior to the expiration of his term as a director, the person or persons that had the right to designate and have elected such director will promptly elect a replacement director, and the Stockholders will effect the election to the Company's board of directors of such replacement designee to fill the unexpired term of the director whom such new designee is replacing.

     The rights of the SVT Stockholders, East River Ventures II, L.P. and MCG-SVT LLC to designate and elect directors are not assignable.

     The Stockholders Agreement provides that at any regular or special meeting called for the purpose of removing directors, or in any written consent executed in lieu of such a meeting of stockholders

     o (A) the SVT Stockholders will have the right to remove any Class A Director with or without cause, (B) East River Ventures II, L.P, will have the right to remove a Class B Director with or without cause, and
         (C) MCG-SVT LLC will have the right to remove a Class C Director with or without cause; and

     o none of them will have any right to remove or cause to be removed any director designated by any of the others, except that any director may be removed by the affirmative vote of at least a majority of the other directors, but only for cause, or may be removed by the affirmative vote of all the other directors (not just a quorum). Each Stockholder will agree to vote all of his or its shares of Company securities having voting power (and any other shares over which he or it exercises voting control) for the removal of any director upon the request of the person or persons designating such director and for the election to the board of directors of a substitute designated by such person or persons.

     If the size of the Company's board of directors is increased at any time, the persons identified above as having the right to designate directors will have the right to at least proportionate representation on the board of directors following such increase based on the composition of the board of directors as between such persons immediately before such increase; however, in no event will the board of directors consist of more than eleven directors.

     The Company agreed that from and after the effective time of the Merger,

     o it will cause each person designated by the persons identified above to be included (consistent with applicable law and its certificate of incorporation and bylaws) in the group of nominees who are recommended for election as directors by the Company to the stockholders following the date on which such person is so designated, and at each succeeding meeting of the Company's stockholders when directors are to be elected, and

     o at a special meeting of the board of directors held as soon as practicable after the creation of any vacancy as a result of the death, resignation or removal of a director, it will cause the appointment of such person as is designated by the appropriate person or persons identified above to fill any such vacancy, if a special meeting is required to effect such appointment.

     Subject to any law or stock exchange rule prohibiting committee membership by affiliates of the Company, each of the persons identified above having the right to designate directors will be entitled to at least proportionate representation (and in any event not less than one) on any committee of the board of directors based on the composition of the board of directors.

     Under the terms of the Stockholders Agreement, effective upon the closing of the Merger, Mr. Sethi was appointed Chief Executive Officer of the Company and Mr. Sarkar was appointed Chief Operating Officer of the Company.

     Voting Matters

     In addition to any vote or consent of the Company's board of directors or its stockholders required by law or the Company's certificate of incorporation, the affirmative vote of either the Class B Director or the Class C Director, which affirmative vote shall not be unreasonably or improperly withheld, will be necessary for authorizing, effecting or validating any of the following actions, but such necessary approval shall not relieve any such director from his fiduciary duties to the Company:

     o (A) an increase or decrease in the authorized capital of the Company or any Company subsidiary, including the splitting, combination, or subdivision of any capital stock, (B) the creation or authorization of any class of capital stock, (C) the issuance of any additional shares of capital stock of the Company or any Company subsidiary, or rights to acquire such capital stock, (D) the repurchase or redemption of any shares of such capital stock, or (E) the declaration or payment of any dividend in respect of such capital stock, whether such dividend is payable in cash, shares of capital stock or other property;

     o the hiring by the Company or any Company subsidiary of any chief executive officer, chief financial officer, chief operating officer or chief technology officer, or the entering into or amendment of any employment or severance agreement or any change of control agreement with any such officer;

     o the sale, lease, transfer or other conveyance (including pledging or allowing a lien to exist), in a single transaction or related series of transactions, of all or substantially all of the consolidated assets of the Company and its subsidiaries;

     o the consolidation or merger of the Company with, or permitting any Company subsidiary to consolidate or merge with, any person;

     o the taking or institution of any proceedings relating to the bankruptcy or the dissolution, liquidation or winding-up of Company, or permitting any Company subsidiary to take or institute any proceedings relating to the bankruptcy or the dissolution, liquidation or winding-up of such subsidiary;

     o the entering into by the Company or any Company subsidiary of any material transaction with any of their officers, directors or affiliates except transactions (x) entered into in the ordinary course of business in good faith, (y) on fair and reasonable terms no less favorable to the Company or its subsidiary than it would obtain in a comparable arm's length transaction with a person not an affiliate and
         (z) the terms of which have been previously disclosed to the Class B Director;

     o the acquisition by the Company or any Company subsidiary, in one transaction or a series of related transactions, and by means of a merger, consolidation or otherwise, of any capital stock, other equity interest (with economic, voting, or other beneficial interests) or assets of, or any direct or indirect ownership of, any person, or any investments, loans, advances or extensions of credit to any person, or the creation of any subsidiary in which the Company has an economic interest;

     o except as expressly contemplated by the Stockholders Agreement, any amendment of the Company's certificate of incorporation or by-laws, or the filing of any resolution of the board of directors with the Secretary of State of the State of Delaware containing any provisions that would adversely affect or otherwise impair the rights of the holders of the Company Common Stock or would be inconsistent with the provisions of the stockholders agreement;

     o any direct or indirect borrowing or incurrence of, or agreement to borrow or incur, any indebtedness or liability for borrowed money or guarantee such indebtedness, or any agreement to become contingently liable, by guaranty or otherwise, for the obligations or indebtedness of any person, or making or committing to make any loans, advances or capital contributions to, or investments in, any person or to any other person, or the refinancing or restructuring of any existing loan, not including (i) the incurrence of trade indebtedness or contingent liabilities in the ordinary course of business, and (ii) the making of bank deposits and other investments in marketable securities and cash equivalents in the ordinary course of business and consistent with past practice; and

     o the entering into, or permitting any Company subsidiary to enter into, any agreement to do or effect any of the foregoing.

     Board Meetings

     The Company's board of directors will hold, during the term of the Stockholders Agreement, regularly scheduled, in-person meetings no less frequently than six times per year.

     Certificate of Incorporation; Bylaws

     The Company and the Stockholders will take all lawful action necessary to ensure at all times that the certificate of incorporation and by-laws of the Company are not inconsistent with the provisions of the Stockholders Agreement or the transactions contemplated by the Stockholders Agreement.

     Termination

     The above described provisions of the Stockholders Agreement will terminate on the earliest to occur of the following:

     o   the bankruptcy or dissolution of SVT,

     o immediately prior to the consummation of a merger, consolidation, reorganization or other business combination of SVT which results in the transfer of more than 50% of the voting securities of SVT or the sale of all or substantially all of the assets of SVT,

     o any single Stockholder becoming the owner of all the SVT common stock, or

     o   February 1, 2012.

ITEM 11. EXECUTIVE COMPENSATION.

     During 2000 and 2001, the Company had only one part-time employee - Jonathan V. Diamond, its Chairman of the Board, President and Secretary. Mr. Diamond had a three-year employment contract dated as of March 22, 2000, under which he was entitled to receive an annual salary of $250,000 and an annual bonus of at least $50,000. None of this cash compensation was ultimately paid to Mr. Diamond , and he waived payment of any such compensation in his termination agreement with the Company, effective January 21, 2002.

     No stock options were granted to or exercised by Mr. Diamond during 2001.

     Mr. Sethi has entered into an employment agreement with SVT effective as of February 1, 2002, pursuant to which he is serving as SVT's Chief Executive Officer for an annual base salary of $500,000. In addition, Mr. Sethi is entitled to receive a minimum annual bonus of 50% of his base salary and an annual performance bonus in an amount which will be based on a formula related to SVT's operating income. Under the employment agreement, SVT's target operating income for 2002 is $1.2 million and will increase by $100,000 per year through the end of 2007. If SVT achieves 100% or more of its target operating income for a specific year, Mr. Sethi would receive a performance bonus for that year equal to 100% of his base salary plus 10% of the amount of operating income which exceeds the target operating income. If SVT only achieves at least 80% but less than 85% of its target operating income for a specific year, Mr. Sethi would receive a performance bonus for that year equal to 50% of his base salary. If SVT achieves less than 80% of its target operating income for a specific year, Mr. Sethi would not be entitled to any performance bonus for that year except as determined by the board of directors in its sole discretion. The performance bonus is to be paid in addition to the minimum bonus.

     The agreement will terminate on January 31, 2008, unless it is terminated earlier in accordance with its terms. If the agreement is terminated by SVT for cause or by Mr. Sethi without good reason, Mr. Sethi is entitled to payment of his base salary until the date of termination. If the agreement is terminated by SVT without cause or by Mr. Sethi with good reason, Mr. Sethi is entitled to payment of his base salary until January 31, 2008 in the form of a lump sum payment and any earned bonus payments until the date of termination. The agreement also includes a gross-up provision in the event that any payments to Mr. Sethi are deemed to be excess parachute payments taxable under section 4999 of the Internal Revenue Code. The agreement contains a non-competition obligation for Mr. Sethi, which expires one year after the termination of his employment. During the same period, Mr. Sethi is prohibited from recruiting or hiring any person who was employed by SVT during the preceding three months.

     Mr. Sarkar entered into an employment agreement with SanVision effective as of January 31, 2000, which has been assumed by SVT by virtue of the Combination and pursuant to which he is serving as SVT's Chief Operating Officer for an annual base salary of $250,000. In addition, Mr. Sarkar is entitled to receive an annual performance bonus in an amount to be determined by the Chief Executive Officer of SVT, but not less than 50% of the Chief Executive Officer's performance bonus or minimum annual bonus.

     The agreement will terminate on January 31, 2006, unless it is terminated earlier in accordance with its terms. After January 31, 2006, it will be automatically renewed annually unless it is terminated 90 days prior to said renewal periods. If the agreement is terminated by SVT for cause or by Mr. Sarkar without good reason, Mr. Sarkar is entitled to payment of his base salary until the date of termination. If the agreement is terminated by SVT without cause or by Mr. Sarkar with good reason. Mr. Sarkar is entitled to payment of his base salary until January 31, 2006 in the form of a lump sum payment and any earned bonus payments until the date of termination. The agreement also includes a gross-up provision in the event that any payments to Mr. Sarkar are deemed to be excess parachute payments taxable under section 4999 of the Internal Revenue Code. The agreement contains a non-competition obligation for Mr. Sarkar, which expires one year after the termination of his employment. During the same period, Mr. Sarkar is prohibited from recruiting or hiring any person who was employed by SVT during the preceding three months.

DIRECTORS' COMPENSATION

     In 2001, directors of the Company did not receive fees for attending board meetings or committee meetings. Directors were and are currently reimbursed for their out-of-pocket expenses, including travel, incurred in the performance of their duties as directors. The compensation policy for non-employee directors is currently under review.

     In February 1998, the Company granted to each of six non-employee directors of the Company - Clarke H. Bailey, Thomas Barnds, Thomas A. Barron, Blair W. Effron, Peter W. Gilson and Randall A. Hack - an option entitling him to purchase 60,000 shares of Company common stock at a price of $1.3125 per share. These options vested in February 2000, but except for the option granted to Mr. Gilson, they expired unexercised in 2001 as a result of the resignation from the Company's board of directors of Messrs. Bailey, Barnds, Barron, Effron and Hack in 2000.

     On January 28, 2002, in connection with the Combination, these five expired options were renewed, and the option granted to Mr. Gilson was modified, so that they all will now terminate on February 5, 2008, even though all the optionees have ceased to be directors of the Company. As a result of the Reverse Split, each of these six options has been further modified to entitle the holder to purchase 30,000 shares of Company common stock at a price of $2.625 per share.

STOCK INCENTIVE PLAN

     Under the Company's 2000 Stock Incentive Plan (the "Stock Incentive Plan"), 8,400,000 shares of common stock are available for awards in the form of non-qualified stock options, incentive stock options, restricted stock, restricted stock units and other awards (collectively, "Awards"). The Stock Incentive Plan is administered by the Company's board of directors, or at the board's sole discretion, by a committee thereof. The Stock Incentive Plan provides for discretionary grants of Awards to officers, directors, employees, consultants or advisors of the Company or a subsidiary of the Company. The board, or the designated committee thereof, has full authority to determine, among other things, the persons to whom Awards under the plan will be made, the number of shares of Common Stock subject to Awards, and the specific terms and conditions applicable to Awards, and to otherwise supervise the administration of the plan. The maximum number of shares which may be granted to any one participant under the Stock Incentive Plan in a calendar year is 4,150,000.

     There are currently no options outstanding under the Stock Incentive Plan. Amounts of options to be issued under the Stock Incentive Plan in the future are currently under review.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than 10% of the Company's outstanding shares of Common Stock (collectively, "Section 16 Persons"), to file initial reports of ownership and reports of changes in ownership with the Commission. Section 16 Persons are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of the copies of such forms received by it, or written representations from certain Section 16 Persons that all Section 16(a) reports required to be filed for such persons had been filed, the Company believes that during fiscal year 2001 the Section 16 Persons complied with all Section 16(a) filing requirements applicable to them.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

     The following table and footnotes set forth information regarding the beneficial ownership of the Company's common stock by (i) each person who is known by the Company to own beneficially more than 5% of the Company's common stock, (ii) each person in the group of Stockholders that are parties to the Stockholders Agreement referred to in Item 10 of this report, (iii) each director and executive officer of the Company, and (iv) all directors and executive officers as a group. Currently, there are 40,725,826 shares of common stock outstanding.

                                                                                    SVT COMMON STOCK (1)
                                                                              ------------------------------
                                                                                 NUMBER                % OF
THE STOCKHOLDERS:                                                              OF SHARES               CLASS
                                                                              -----------            --------
Sanjay Sethi..........................................................         21,475,558              52.73%
   c/o SVT Inc.
   59 John Street, Third Floor
   New York, New York  10038

Fundus Inc. (2).......................................................          4,090,583              10.04
   Caledonian House
   GeorgeTown
   Grand Cayman, Cayman Islands

CJM Associates, LLC (3)...............................................          3,067,937  (4)          7.53
   One Morningside Drive North, Suite 200
   Westport, Connecticut  06880

MCG-SVT, LLC (5)......................................................          2,863,408  (4)          7.03
   One Morningside Drive North, Suite 200
   Westport, Connecticut  06880

JNA Holdings Ltd. (6).................................................          2,045,292               5.02%
   17 Gr. Xenopoulou Street
   P.O. Box 54425
   3724 Limassol, Cyprus

Raj Janarthanan.......................................................          2,045,292               5.02%
   225 East 95th Street, Apt. 32K
   New York, New York  10128

Gregory C. Mosher.....................................................            811,349  (4)          1.99
   c/o The Renaissance Group
   5251 DTC Parkway, Suite 825
   Greenwood Village, Colorado 80111

MSD Ventures, L.P. (7)................................................            507,106  (4)          1.25
   645 Fifth Avenue, 21st Floor
   New York, New York  10022

East River Ventures II, L.P. (8)......................................            507,061  (4)          1.25
   645 Madison Avenue, 22nd Floor
   New York, New York  10022

John A. Schneider.....................................................            507,061  (4)          1.25
   c/o Allen & Company
   711 Fifth Avenue, 9th Floor
   New York, New York  10022

Andrew K. Boszhardt, Jr...............................................            405,657  (4)          1.00
   c/o Neuberger Berman, LLC
   605 Third Avenue, 36th Floor
   New York, New York  10158

                                                                                    SVT COMMON STOCK (1)
                                                                              ------------------------------
                                                                                 NUMBER                % OF
THE STOCKHOLDERS:                                                              OF SHARES               CLASS
                                                                              -----------            --------
Huizenga Investments Limited Partners (9).............................            380,322  (4)          0.93
   450 E. Las Olas Boulevard, Suite 1200
   Fort Lauderdale, Florida  33301

ERV Associates II, LLC (8)............................................            204,529  (4)          0.50
   645 Madison Avenue, 22nd Floor
   New York, New York  10022

VBM Equities, LLC.....................................................            152,124               0.37
   310 South Street
   Morristown, New Jersey  07960

Anthony Scaramucci....................................................            101,410  (4)          0.25
   c/o Neuberger Berman, LLC                                                   ----------             ------
   605 Third Avenue, 36th Floor
   New York, New York  10158

TOTAL STOCKHOLDERS GROUP..............................................         39,164,689              96.16%
                                                                               ==========            ========

DIRECTORS AND EXECUTIVE OFFICERS:

Michael Bell..........................................................          -0-                    --
Amit Bhatiani.........................................................          -0-                    --
Walter A. Carozza (8).................................................          1,016,165  (4)          2.50%
Raj Janarthanaan......................................................          2,045,292               5.02
Jack Kemp.............................................................          -0-                    --
Amit Sarkar (6).......................................................          2,045,292               5.02
Sanjay Sethi..........................................................         21,475,558              52.73
Vincent A. Wasik (5)..................................................          2,863,408  (4)          7.02
                                                                               ----------             ------
All directors and executive officers as a group (8 persons)...........         29,445,715              72.30%
                                                                               ==========            ========

------------

(1) Unless otherwise indicated in the footnotes below, all shares are beneficially owned directly, with sole voting and dispositive power, by the persons named in this table.

(2) Raghu Rajalingham may be deemed to be the indirect beneficial owner of, and, subject to certain provisions of the Stockholders Agreement, to have sole voting and dispositive power with respect to, the 4,090,583 shares of common stock held by Fundus Inc.

(3) Christine Schneider may be deemed to be the indirect beneficial owner of, and, subject to certain provisions of the Stockholders Agreement, to have sole voting and dispositive power with respect to, the 3,067,937 shares of common stock held by CJM Associates, LLC.

(4) The information in this table as to the beneficial ownership of these shares is presented in reliance on a statement filed by the beneficial owner(s) with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934.

(5) Vincent A. Wasik and Garrett Stonehouse may be deemed to be the indirect beneficial owners of, and, subject to certain provisions of the Stockholders Agreement, to share with each other voting and dispositive power with respect to, the 2,863,408 shares of common stock held by MCG-SVT, LLC.

(6) Amit Sarkar and his wife Sheila Christopherson may be deemed to be the indirect beneficial owners of, and, subject to certain provisions of the Stockholders Agreement, to share with each other voting and dispositive power with respect to, the 2,045,292 shares of common stock held by JNA Holdings Ltd. Ms. Christopherson may be deemed to control JNA Holdings Ltd. by virtue of her being an officer of JNA Holdings Ltd. and its sole shareholder. Mr. Sarkar disclaims any control of JNA Holdings Ltd. or beneficial ownership of the 2,045,292 shares of common stock held by JNA Holdings Ltd.

(7) DRT Capital, L.L.C. may be deemed to be the indirect beneficial owner of, and, subject to certain provisions of the Stockholders Agreement, to have sole voting and dispositive power with respect to, the 507,106 shares of common stock held by MSD Ventures, L.P.

(8) Walter A. Carozza may be deemed to be the indirect beneficial owner of, and, subject to certain provisions of the Stockholders Agreement, to have sole voting power with respect to, the 507,061 shares of common stock held by East River Ventures II, L.P. and the 204,529 shares of common stock held by ERV Associates II, LLC, as well as an additional 304,575 shares of common stock held by Equities Holdings, LLC, which is not a party to the Stockholders Agreement.

(9) H. Wayne Huizenga may be deemed to be indirect beneficial owner of, and, subject to certain provisions of the Stockholders Agreement, to have sole voting and dispositive power with respect to, the 380,322 shares of common stock held by Huizenga Investments Limited Partnership.

                      EQUITY COMPENSATION PLAN INFORMATION
                             AS OF DECEMBER 31, 2001

                                    (a)                            (b)                              (c)


                                                                                           NUMBER OF SECURITIES REMAINING
                          NUMBER OF SECURITIES TO BE                                       AVAILABLE FOR FUTURE ISSUANCE UNDER
                          ISSUED UPON EXERCISE OF          WEIGHTED-AVERAGE EXERCISE       EQUITY COMPENSATION PLANS
                          OUTSTANDING OPTIONS, WARRANTS    PRICE OF OUTSTANDING            (EXCLUDING SECURITIES REFLECTED IN
PLAN CATEGORY             AND RIGHTS                       OPTIONS, WARRANTS AND RIGHTS    COLUMN (A))
-------------             -----------------------------    ----------------------------    -------------------------------------
Equity compensation
plans approved by
security holders...........               --                               --                       8,400,000(1)

Equity compensation
plans not approved by
security holders ..........          180,000(2)                        $2.625                              --

--------------

(1) See the description of the Company's 2000 Stock Incentive Plan in Item 11 of this report.

(2) See a description of these options in Item 11 of this report under "Director's Compensation."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     ERV Associates II, LLC, an entity affiliated with Walter A. Carozza, a director of SVT, was retained to provide consulting services to SanVision related to capital raising and new business development and for services related to the Combination with SWWT. As consideration for the consulting services, SanVision issued to ERV Associates II, LLC 206,120 restricted shares of SanVision common stock, which were converted in the Merger into 204,529 shares of SVT common stock which are subject to certain resale restrictions set forth in the Stockholders Agreement. See Item 10 of this report.

     Jonathan V. Diamond, the Chairman of the Board, President, Chief Executive Officer and Secretary of SWWT until January 21, 2002, held 83,355 restricted shares of SWWT's series B preferred stock, which were subject to vesting over a three-year period commencing April 30, 2000 and, with respect to the unvested shares, to repurchase by SWWT in certain events. These shares were issued to Mr. Diamond by SWWT in exchange for shares of E-Newco common stock purchased by Mr. Diamond on April 8, 2000, for an aggregate purchase price of $410,955, under the terms of a restricted stock purchase agreement and an accompanying promissory note receivable with E-Newco.

     SWWT assumed this promissory note in connection with its issuance of the restricted shares of series B preferred stock. In connection with Mr. Diamond's resignation, SWWT repurchased Mr. Diamond's 83,355 shares of series B preferred stock in consideration for the cancellation of all outstanding principal and interest obligations under the promissory note, which obligations then totalled $456,487. These shares were retired immediately after the repurchase date.

     See Item 3 or this Report with respect to a $200,000 payment which SVT will make to Sanjay Sethi, the President and Chief Executive Officer of SVT, from funds it will receive in settlement of litigation.

                                     PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K.

     Documents filed as part of this Report:

     The index to the financial statements included herein appears in Item 8 of this report.

     All financial statement schedules are omitted because they are not required or are inapplicable, or the information has been included elsewhere in the financial statements or notes thereto.

     Reports on Form 8-K:

     The Company filed no reports on Form 8-K during the fourth quarter of 2001.

     Exhibits:

     The index of exhibits to this report appears after the signature pages below.

                                   SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             SWWT, Inc.

Date: April 15, 2002

                                             By: /s/ Sanjay Sethi
                                                 -------------------------------
                                                 Sanjay Sethi
                                                 Chairman of the Board and
                                                    Chief Executive Officer

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on April 15, 2002, by the following persons on behalf of the registrant and in the capacities indicated.

       SIGNATURE                        CAPACITIES
       ---------                        ----------

   /s/Sanjay Sethi                  Chairman of the Board,
-----------------------
    Sanjay Sethi                    Chief Executive Officer
                                    and Director

  /s/ Michael Bell                  Chief Financial Officer and Secretary
-----------------------
    Michael Bell


   /s/ Dhir Sarin                   Chief Accounting Officer
-----------------------
     Dhir Sarin


  /s/ Amit Bhatiani                 Director
-----------------------
    Amit Bhatiani


/s/ Walter A. Carozza               Director
-----------------------
  Walter A. Carozza

 /s/ Raj Janarthanan                Director
-----------------------
   Raj Janarthanan


                                    Director
-----------------------
      Jack Kemp


   /s/ Amit Sarkar                  Director
-----------------------
     Amit Sarkar


/s/ Vincent A. Wasik                Director
-----------------------
  Vincent A. Wasik

                                INDEX OF EXHIBITS

   EXHIBIT                             DESCRIPTION
   -------                             -----------

     2.1 Agreement and Plan of Merger dated as of April 14, 2000, among E-Newco, Inc., SWWT, Inc. and ENWC Acquisition, Inc., filed as
               Exhibit 2.1 to SWWT's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (Commission File No. 0-25942), and incorporated herein by reference.

     2.2 Second Amended and Restated Agreement and Plan of Merger dated as of December 18, 2001, by and among SanVision Technology Inc., SWWT, Inc. and E-Newco, Inc., filed as Appendix A to SWWT's definitive proxy statement dated January 16, 2002 (Commission File No. 0-25942), and incorporated herein by reference.

     2.3 Stockholders Agreement dated as of January 31, 2002, by and among SWWT, Inc. and the parties identified in Annex A thereto, filed as Exhibit 2(b) to the Current Report on Form 8-K of SVT Inc. bearing cover date of February 1, 2002 (Commission File No. 0-25942), and incorporated herein by reference.

     2.4 Registration Rights Agreement dated as of January 31, 2002, by and among SWWT, Inc. and the parties identified in Schedule A thereto, filed as Exhibit 2(c) to the Current Report on Form 8-K of SVT Inc. bearing cover date of February 1, 2002 (Commission File No. 0-25942), and incorporated herein by reference.

     3.1 Amended and Restated Certificate of Incorporation of SVT Inc. as of January 31, 2002.

     3.2 Certificate of Amendment to the Amended and Restated Certificate of Incorporation of SWWT, Inc. dated January 31, 2002, filed as Appendix B to SWWT's definitive proxy statement dated January 16, 2002 (Commission File No. 0-25942), and incorporated herein by reference.

     3.3 Amended and Restated By-Laws of SVT Inc. as of August 1, 2000, filed as Exhibit B to SWWT's Definitive Information Statement on
               Schedule 14C dated July 10, 2000 (Commission File No. 0-25942), and incorporated herein by reference.

   EXHIBIT                             DESCRIPTION
   -------                             -----------

     10.1* Employment Agreement dated as of January 31, 2002, between SVT Inc. and Sanjay Sethi.

     10.2* Employment Agreement dated as of January 31, 2000, between SVT Inc. and Amit Sarkar.

     10.3* Termination Agreement dated January 31, 2002, between SWWT, Inc. and Jonathan V. Diamond.

     10.4*     2000 Stock Incentive Plan.

     21        Subsidiaries of SVT Inc.

     99        Letter of SVT Inc. re Arthur Andersen LLP.

---------------

*  A management contract or compensatory plan or arrangement.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

          The expenses in connection with the distribution of the securities being registered hereby are estimated to be as follows:

          Securities and Exchange Commission
                 registration fee...........................  $17,231
          Legal fees and expenses...........................   10,000
          Accountants' fees and expenses....................    8,000
          Printing costs....................................    1,000
          Miscellaneous.....................................      769
                                                              ------------
          Total.............................................  $37,000
                                                              ============

All these expenses are being borne by the Registrant.

ITEM 15.     INDEMNIFICATION OF DIRECTORS AND OFFICERS.

             Reference is made to Section 145 of the General Corporation
Law of the State of Delaware, the Registrant's jurisdiction of incorporation, which provides for indemnification of directors and officers under certain circumstances.

             Article SEVENTH of the Registrant's certificate of incorporation provides as follows:

                  "SEVENTH: The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by law, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors. The right to indemnification conferred by this Article SEVENTH shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition.

                  .   .   .

                  "The rights to indemnification and to the advance of expenses conferred in this Article SEVENTH shall not be exclusive of any other right which any person may have or hereafter acquire under this Amended and Restated Certificate of Incorporation, the By-Laws of the Corporation, any statute, agreement, vote of stockholders or disinterested directors or otherwise.

                  "Any repeal or modification of this Article SEVENTH shall not adversely affect any rights to indemnification and to the advancement of expenses of a director or officer of the Corporation existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification."

                  ARTICLE VIII of the Registrant's by-laws provides as follows:

                  "Section 1. Power to Indemnify in Actions, Suits or Proceedings Other than Those by or in the Right of the Corporation. Subject to Section 3 of this Article VIII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director or officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, such person had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that such person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

                  "Section 2. Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation. Subject to Section 3 of this Article VIII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the [Delaware] Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

                  "Section 3. Authorization of Indemnification. Any indemnification under this Article VIII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 1 or Section 2 of this Article VIII, as the case may be. Such determination shall be made
         (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iii) by the stockholders. To the extent, however, that a director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

                  .   .    .

                  "Section 5. Indemnification by a Court. Notwithstanding any contrary determination in the specific case under Section 3 of this
         Article VIII, and notwithstanding the absence of any determination thereunder, any director or officer may apply to the Court of Chancery of the State of Delaware or any other court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under Sections 1 and 2 of this Article VIII. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standards of conduct set forth in Section 1 or 2 of this Article VIII, as the case may be. Neither a contrary determination in the specific case under
         Section 3 of this Article VIII nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Section 5 shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

                  "Section 6. Expenses Payable in Advance. Expenses incurred by a director or officer in defending or investigating a threatened or pending action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article VIII.

                  "Section 7. Nonexclusivity of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by or granted pursuant to this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate of Incorporation or any By-Law, agreement, contract, vote of stockholders or disinterested directors or pursuant to the direction (howsoever embodied) of any court of competent jurisdiction or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Section 1 and 2 of this Article VIII shall be made to the fullest extent permitted by law. . . ."

                  The Registrant has policies insuring its officers and directors against certain civil liabilities, including liabilities under the Securities Act of 1933.

ITEM 16.   EXHIBITS.

                  The index to exhibits appears on the page immediately following the signature pages of this Registration Statement.

ITEM 17.   UNDERTAKINGS.

          (1)  The undersigned Registrant hereby undertakes:

               (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933, unless the information required to be included in such post-effective amendment is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act and incorporated herein by reference;

               (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement, unless the information required to be included in such post-effective amendment is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act and incorporated herein by reference;

               (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

               (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

               (d) That, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (3) The undersigned Registrant hereby undertakes that:

               (a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

               (b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 30th day of April, 2002.

                                          SVT INC.



                                          By: /s/ Amit Sarkar
                                              ----------------------------------
                                              Amit Sarkar
                                              Chief Operating Officer

                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Sanjay Sethi, Amit Sarkar and Michael Bell, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                               ------------------

                  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement and the above power of attorney have been signed on April 30, 2002, by the following persons in the capacities indicated.

            Signature                                       Title
            ---------                                       -----

        /s/ Sanjay Sethi                         Chairman and Chief Executive
-------------------------------------             Officer (Principal Executive
            Sanjay Sethi                          Officer) and Director



        /s/ Michael Bell                         Chief Financial Officer,
-------------------------------------            (Principal Financial Officer)
            Michael Bell


       /s/ Dhir Sarin                            Chief Accounting Officer
-------------------------------------            (Principal Accounting Officer)
           Dhir Sarin


      /s/ Amit Bhatiani                                   Director
-------------------------------------
          Amit Bhatiani


      /s/ Walter Carozza                                  Director
-------------------------------------
          Walter A. Carozza


      /s/ Raj Janarthanan                                 Director
-------------------------------------
          Raj Janarthanan



                                                          Director
-------------------------------------
        Jack Kemp

            Signature                                       Title
            ---------                                       -----


      /s/ Amit Sarkar                                     Director
-------------------------------------
          Amit Sarkar


      /s/ Vincent A. Wasik                                Director
-------------------------------------
          Vincent A. Wasik

                                  EXHIBIT INDEX

      Exhibit No.
      ----------

          2(a) Agreement and Plan of Merger dated as of April 14, 2000, among E-Newco, Inc., SWWT, Inc. and ENWC Acquisition, Inc., filed as Exhibit 2.1 to SWWT's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (Commission File No. 0-25942), and incorporated herein by reference.

          2(b) Second Amended and Restated Agreement and Plan of Merger dated as of December 18, 2001, by and among San Vision Technology Inc., SWWT, Inc. and E-Newco, Inc. filed as Appendix A to SWWT's definitive proxy statement dated January 16, 2002 (Commission File No. 0-25942), and incorporated herein by reference.

          2(c) Stockholders Agreement dated as of January 31, 2002, by and among SWWT, Inc. and the parties identified in Annex A thereto, filed as Exhibit 2(b) to the Current Report on Form 8-K of SVT Inc. bearing cover date of February 1, 2002 (Commission File No. 0-25942), and incorporated herein by reference.

          2(d) Registration Rights Agreement dated as of January 31, 2002, by and among SWWT, Inc. and the parties identified in Schedule A thereto, filed as Exhibit 2(c) to the Current Report on Form 8-K of SVT Inc. bearing cover date of February 1, 2002 (Commission File No. 0-25942), and incorporated herein by reference.

          5 Opinion of Carter, Ledyard & Milburn (to be filed by amendment to this registration statement)

          10(a)* Employment Agreement dated as of January 31, 2002, between SVT Inc. and Sanjay Sethi, filed as Exhibit 10.1 to the Annual Report on Form 10-K of SVT Inc. for the fiscal year ended December 31, 2001 (Commission File No. 0-25942) (the "2001 10-K"), and incorporated herein by reference.

          10(b)* Employment Agreement dated as of January 31, 2000, between SanVision Technology Inc. and Amit Sarkar, filed as Exhibit
                    10.2 to the 2001 10-K and incorporated herein by reference.

--------
*    A management contract or compensatory plan or arrangement.

      Exhibit No.
      ----------

          10(c)* Termination Agreement dated January 21, 2002, between SWWT, Inc. and Jonathan V. Diamond, filed as Exhibit 10.3 to the 2001 10-K and incorporated herein by reference.

          10(d)* 2000 Stock Incentive Plan, filed as Exhibit 10.4 to the 2001 10-K and incorporated herein by reference.

          23(a)     Consent of Carter, Ledyard & Milburn (included in Exhibit 5)

          23(b)     Consent of Arthur Andersen LLP re SVT Inc.

          23(c)     Consent of Arthur Andersen LLP re SanVision Technology Inc.

          23(d)     Consent of Ernst & Young LLP

          24 Powers of Attorney (included in the signature pages of this Registration Statement)

          99(a)     Form of Director's Stock Option Agreement

          99(b) Letters dated January 28, 2002, from SVT Inc. to each of Clarke H. Bailey, Thomas Barnds, Thomas A. Barron, Blair W. Effron, Peter W. Gilson and Randall A. Hack

          99(c) Form of First Amendment, effective January 24, 2000, to each Directors' Stock Option Agreement (Exhibit 99(a) above)


--------
*    A management contract or compensatory plan or arrangement.